
Nordson







everyday everywhere

Nordson Corporation 2013 Annual Report

Nordson



every day everywhere,

billions of people experience the value Nordson provides.

Packaging. Nonwovens. Electronics. Medical. Appliances. Energy. Transportation. Construction. Assembly. Our ability to provide superior value to our customers in these and other end markets has resulted in profitable growth and superior returns over the long term and promises numerous expansion opportunities for years to come.

Founded in 1954, we engineer, manufacture and market differentiated products and systems used for precision dispensing and processing of adhesives, polymers, coatings, lubricants, sealants and biomaterials, with related products for fluid management, testing and inspection, UV curing, and surface treatment. We serve customers in a diverse set of consumer durable goods, non-durable goods and technology end markets.

We support our products and systems with application expertise and a direct global sales and service organization. Headquartered in Westlake, Ohio, we are everywhere our customers need us with direct operations in more than 30 countries. Our principal facilities are located in Brazil, Germany, India, Japan, Mexico, the Netherlands, People's Republic of China, Thailand, the United Kingdom and the USA.

financial overview

SALES (IN MILLIONS)


Compound Annual Growth Rate = 17%
$1,750
$1,450
$1,150
$850
$550
$250
US
International
09
10
11
12
13

DILUTED EARNINGS (PER SHARE)


Compound Annual Growth Rate = 31%
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
09*
10
11
12
13

* Excludes non-cash charges for impairment of goodwill and other long-lived assets.

Note: Diluted earnings per share, number of shares and dividends per share have been restated to give effect to a two-for-one stock split in 2011.

OPERATIONS	2013	2012	2011
Sales	**$ 1,542,921**	$ 1,409,578	$ 1,233,159
Net income	**$ 221,817**	$ 224,829	$ 222,364
Average number of common shares and common-share equivalents (000s)	**64,908**	65,103	68,425
Diluted earnings per share	**$ 3.42**	$ 3.45	$ 3.25
Dividends per share	**$ 0.63**	$ 0.525	$ 0.44
FINANCIAL POSITION			
Working capital	**$ 365,099**	$ 242,939	$ 294,796
Total assets	**$ 2,042,289**	$ 1,829,515	$ 1,304,450
Long-term debt	**$ 638,158**	$ 528,041	$ 313,459
Shareholders' equity	**$ 887,863**	$ 669,770	$ 571,323
RATIOS			
Current	**2.55**	1.71	2.62
Net debt to EBITDA	**1.61**	1.58	0.81
Return on average shareholders' equity	**29%**	38%	39%
Return on average invested capital	**18%**	23%	35%
OTHER			
Employees	**5,801**	5,361	4,094
Shares outstanding at end of year (000s)	**64,218**	64,257	65,601
Market value per share at fiscal year end	**$ 72.09**	$ 59.03	$ 46.37

Dollar amounts in thousands except for per-share amounts



"Nordson delivered solid results in 2013. We thank our customers for their trust in us, our shareholders for their ongoing support, and our 5,800 employees for delivering their best – every day, everywhere."

MICHAEL F. HILTON
President and Chief Executive Officer

letter to shareholders

Dear Shareholders:

The theme of this year's annual report, ***Every Day, Everywhere,*** is appropriate for two reasons. One, it reflects the mindset of our global team, which is focused every day and everywhere on delivering outstanding value to our customers and to continuous improvement. Two, it refers to the diverse range of applications and end markets we serve today and that are expected to provide profitable growth opportunities for years to come.

With respect to fiscal year 2013, our model of great people, best-in-class technology, application expertise, global reach and operational excellence combined to deliver solid results. We're particularly pleased that we were able to deliver these results in a macroeconomic environment that grew much slower than most forecasters anticipated at the beginning of the year. Despite this near term low growth backdrop, we continued to make strategic investments during the year in technology, capability, and efficiency. These investments position us very well for continuing success over the long term.

Overall, our team continued to execute at a high level in 2013, serving our customers better than our competitors, executing on continuous improvement initiatives, and supporting the communities where we operate.

Specific highlights from the year include:

- Sales grew to a record $1.5 billion, an increase of 9% from a year ago. Sales increased in all segments and geographies.
- Gross margin was 56%, a continued strong level.
- Operating profit was $324 million and operating margin was solid at 21%.
- Net income was $222 million and earnings per share were $3.42.
- Free cash flow before dividends was $225 million or 101% of net income.
- Our balance sheet remains strong and we have significant capacity to support organic and acquisitive growth. Net debt at the end of the year was 1.61 times trailing-twelve-month EBITDA. Our strong cash generation enables us to de-lever quickly.
- We increased our quarterly dividend by 20%, marking the 50th consecutive year we have increased our dividend. This record ranks Nordson 15th among publicly-traded companies for the longest running record of annual increases.
- Dividends paid in fiscal 2013 were $40 million and share repurchases were $31 million.
- Total shareholder return for the year was 23%.
- We distributed $6 million to charity during the year, and employees volunteered thousands of hours through our Time 'n Talent program.

All three of our operating segments made solid contributions to our 2013 results.

Adhesive Dispensing Systems (ADS)

Sales in ADS grew to $793 million, a 16% increase over the previous year including the first year effect of acquisitions. The segment continued to perform at a high level with operating profit of $204 million and operating margin of 26% of sales.



FREEDOM™ SYSTEM

Highlighting the year was our successful launch of Freedom™, the next generation of hot melt adhesive dispensing equipment for the paperboard packaging industry. Freedom's numerous productivity and efficiency benefits provide a compelling case for current customers to upgrade, and make it the preferred choice for new installations. We also continued to see good growth opportunities in the nonwovens space, where use of baby diapers and other hygienic products in emerging markets remains relatively low. Innovations like our new VersaBlue® Plus melters help manufacturers of these products improve production efficiency, decrease maintenance and enhance product quality.

In our polymer processing product line, we continued to build our platform with the acquisition of Kreyenborg GmbH and BKG Bruckmann & Kreyenborg Granuliertechnik GmbH. By combining these properties with 2012's acquisitions, Nordson now offers OEM machine builders the most comprehensive set of melt stream components and application expertise available from a single supplier. The acquisition also expands our addressable market beyond plastic extrusion and injection molding to include compounding and recycling applications. Our team continues to make solid progress at realizing revenue and cost synergies across all recently acquired properties in this space. Throughout the entire ADS segment, we remained focused on continuous improvement to enhance profitability, processes and sales effectiveness.

Advanced Technology Systems (ATS)

Sales in ATS were $516 million, flat to the previous year. Prior year growth was particularly strong, making year over year comparisons challenging. This segment continued to perform at a high level with operating profit of $123 million and operating margin of 24%.


Genius
Jet Cartridge

GENIUS™ JET CARTRIDGE

Innovation continues to differentiate Nordson in the diverse electronics manufacturing end markets this segment serves. Customer response to recently introduced, productivity-enhancing products, such as the NexJet® Dispensing System featuring the Genius™ Jet Cartridge, the Jade FP X-ray Inspection System, and the FlexVIA™ Plasma Surface Treatment System, was strong throughout the year. All of these products were recognized for excellence in 2013 by industry leading publications including *Electronics Manufacturing (EM) Asia*, *SMT China*, and *Printed Circuit Design & Fab.*

While this near-term recognition is gratifying, we continued to invest for future growth throughout greater Asia by enhancing production and customer support activities in our Suzhou, China Advanced Technology Center of Excellence. These enhancements will enable us to support our current customers at even higher levels and also to execute our product-tiering initiative in the segment, which will help support emerging regional customers with appropriately featured and priced product solutions.

Long term growth prospects in electronics end markets remain strong, especially for mobile device applications. It is also true that short term swings can and do occur in these markets over a typical cycle. To moderate the impact of these swings, we continue to build our position in less cyclical medical and general industrial markets, which now make up approximately 20 percent of ATS segment sales. Sales in these end markets are characterized by excellent margins and strong recurring revenue streams driven by our highly engineered plastic fluid dispensing and control components.



RQC SERIES FITTINGS

Innovation continues to drive our success here too. The new RQC Series of tubing fittings, for example, is a user-friendly, robust and cost effective solution for bioprocessing applications. And the new PICO® xMOD™ Valve, provides high speed dispensing of assembly fluids, even on hard to access areas or uneven substrates. Its modular construction lets manufacturers easily toggle between different applications and fluids, offering flexibility, reducing production down time, and saving time and money.

Throughout the segment, we continue to identify and execute on opportunities for continuous improvement.

Industrial Coating Systems (ICS)

Sales in ICS grew to $233 million, an 11% increase over the previous year, including the first year effect of acquisitions. Operating profit was $34 million and operating margin was 14% of sales, an improvement of more than two percentage points over the prior year.



COLORMAX® 2 POWDER COATING SYSTEM

Consumer durable goods manufacturers seeking efficiency gains continued to turn to our technology during the year. For example, the new ColorMax® 2 Powder Coating System provides fast, contamination-free color change and easy cleaning for improved productivity. The system's flexibility means our customers can easily manage a broad range of colors, as well as both short and long runs to fit lean production schedules.

We continued to deliver innovation to makers of consumer non-durable goods as well, such as food and beverage can makers. Our new AccuLiner™ Compound End Lining System is an integrated solution that provides precision and accuracy in end-lining compound applications for metal cans, helping manufacturers reduce downtime and save on material costs.

Other highlights in ICS this year include the successful integration and solid performance of 2012's Sealant Equipment & Engineering acquisition. Nordson's global infrastructure has enabled us to begin growing this product line beyond its traditional U.S. base, and our continuous improvement methodologies should drive enhanced performance over time. As is true across Nordson, ICS continues to seize continuous improvement opportunities, with an emphasis on customer segmentation, product tiering and standardization, low cost country material sourcing, and application of Lean/Six Sigma tools to functional areas beyond the manufacturing floor.

Looking to Fiscal 2014 and Beyond

Nordson is a high performing company with numerous growth prospects and many opportunities to improve. We do not know what the macroeconomic climate will be in the coming year, but we are equipped to perform in a variety of scenarios. Given even modest macroeconomic global growth, we would expect to deliver solid revenue and earnings growth in 2014. The fundamentals of our business are intact, our goals are clear, and our leadership team's compensation is aligned with shareholder interests.

We do not intend to alter the basic strategies that have driven our success, and we are well positioned for fiscal 2014 and beyond.

Here is where we will be focused next year:

- Enhancing and protecting our leadership positions in our growing core end markets, including packaging, nonwovens, electronics, medical, and general product assembly and finishing.
- Driving organic growth with continued innovation, driven by the Voice of the Customer and our nVision new product development process.
- Driving organic growth by continued penetration of emerging markets, with a focus on customer service, product-tiering and application expertise.
- Adding to the portfolio through the acquisition of high quality properties identified through our strategic planning process.
- Capturing revenue and cost synergies in our emerging polymer processing product line and executing our melt stream component growth strategy.
- Accelerating and ingraining continuous improvement, especially among acquired businesses.
- Expanding organizational capability, through leadership development training, mentoring programs, performance management and enhanced recruiting.
- Continuing our balanced approach to capital deployment, including organic growth, dividends, acquisitions and share repurchases.
- Expanding our charitable activities to the communities where recently acquired businesses operate and to areas outside the U.S.

The future is bright for Nordson. We thank our customers for their trust in us, our shareholders for their investment, and our 5,800 employees for delivering their best – every day, everywhere.

Sincerely,

Michael F. Hilton
President and Chief Executive Officer
January 17, 2014

investment thesis

Nordson maintains and grows...
market leading positions in its businesses through the continuous introduction of differentiated, best-in-class technology that increases customers' production, improves productivity and reduces their costs. Nordson couples its winning technology with superior global service, including a highly consultative sales approach, application expertise, direct on-site service and readily available parts, to offer a complete value proposition that is difficult for competitors to match.

Revenues are balanced...
between more stable durable and non-durable goods end markets and faster growing technology end markets, all of which include a steady stream of parts and consumables sales. The company drives organic growth by maintaining leadership in mature geographies, capturing expanding opportunities in emerging geographies, and by leveraging existing technology into new applications. Additional growth comes through the acquisition of companies that share Nordson business model characteristics and that can be grown via Nordson's global infrastructure.

A lean and decentralized global team...
operating close to the customer and focused on continuous improvement consistently executes at a high level to generate outstanding margins, excellent returns on invested capital and high levels of cash. Dividends have increased annually for 50 consecutive years, placing Nordson in an elite group of 15 U.S. publicly traded companies to have raised their dividend for this number of consecutive years. The company's total shareholder return has outperformed relevant peer indices over an extended period.

financial focus



GREGORY A. THAXTON
Senior Vice President,
Chief Financial Officer

FISCAL 2013 SALES


15%
51%
34%
BY SEGMENT
Adhesive Dispensing
Advanced Technology
Industrial Coating


40%
38%
22%
BY PRODUCT TYPE
Standard Product
Engineered Systems
Parts & Consumables


27%
30%
27%
8%
8%
BY GEOGRAPHY
U.S.A.
Americas
Japan
Europe
Asia Pacific

Nordson delivered solid results in fiscal 2013.

Sales grew 9% over the prior year, with increases in every segment and geography. Total sales volume increased by 10%, most all due to the first year effect of acquisitions, and was offset by a 1% decrease related to the unfavorable effects of currency translation. While lower than expected macroeconomic growth and challenging comparisons to the prior year's results impacted our organic growth this year, we believe the diverse markets we serve will continue to provide strong growth opportunities over the long term.

SEGMENT SALES (SALES IN MILLIONS)


Compound Annual Growth Rate
$840
$720
$600
$480
$360
$240
$120
$0
15%
20%
21%
Adhesive Dispensing
Advanced Technology
Industrial Coating
09 10 11 12 13
09 10 11 12 13
09 10 11 12 13

Nordson continued its high level of performance in fiscal 2013 with operating profit of $324 million and operating margin of 21% of sales. EBITDA was $380 million, net income was $222 million and diluted earnings per share were $3.42. We delivered these results while continuing to fund strategic investments that will drive growth and differentiate us over the long term, including technology development and the expansion of our direct sales and service organization.

EBITDA (IN MILLIONS)


$400
$300
$200
$100
$0
09*
10
11
12
13

* Excludes non-cash charges for impairment of goodwill and other long-lived assets.

Our business model requires only modest capital expenditures to sustain profitable growth, resulting in a high level of free cash flow before dividends: $225 million in fiscal 2013, reflecting strong cash conversion of 101% of net income. This is the third consecutive year cash conversion has been greater than 100% of net income. This strong cash generation enables us to continue our balanced approach to capital deployment.

USES OF CASH


2009-2013
Acquisitions
Dividends
Share Repurchases
Working Capital
Property, Plant & Equipment/Capital Leases
59%
10%
19%
4%
8%

We have continued to reinvest in our core businesses and are executing on our plan to supplement organic growth with acquisitions. These acquisitions have expanded our presence in several global and growing end markets.

We've also focused on returning capital directly to shareholders. Our approach to share repurchases is to first offset the dilution effect of benefits programs, and as market conditions warrant, purchase additional shares opportunistically. Since the start of fiscal 2009, we have purchased 10% of Nordson's outstanding shares at an average price of $43.64 per share, a discount of approximately 40% compared to our fiscal 2013 year end closing price of $72.09 per share.

In 2013 we also increased our dividend by 20%, marking the 50th consecutive year we have increased our annual dividend and placing us in an elite group of only 15 public companies with such a record. Total dividends distributed in fiscal 2013 were $40 million.

DIVIDENDS PER COMMON SHARE


71% increase 2009-2013
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
09
10
11
12
13

The elements of Nordson's business model combine to drive outstanding total shareholder return.

TOTAL SHAREHOLDER RETURN


Nordson
Assumes $100 invested on November 1, 2003.
Assumes dividend reinvested.
Fiscal year ending Oct. 31, 2013.
Source: Zacks Investment Research
$700
$600
$500
$400
$300
$200
$100
03
04
05
06
07
08
09
10
11
12
13
Nordson Corporation
S&P 500 Industrial Machinery
S&P 500
S&P Midcap 400 Industrial Machinery
S&P Midcap 400

As we begin 2014, we look to capture the profitable growth opportunities we see every day, everywhere. We are well positioned to achieve this goal with experienced leadership, an excellent customer value proposition, a culture of continuous improvement, and a global team that continues to execute at the highest levels.

adhesive dispensing systems


Freedom
Hot Melt Delivery System
Nordson
Freedom

PRECISION TECHNOLOGY YOU EXPERIENCE EVERY DAY.

PACKAGING

PRODUCT ASSEMBLY

NONWOVENS

Adhesive Dispensing Systems generated strong operating results in FY2013 while launching next generation products, optimizing and adding to its polymer processing platform, and focusing on continuous improvement initiatives.


51%
OF FY13 SALES

every day everywhere

Keep your baby comfortable and dry. Enjoy foods and beverages that are fresh and conveniently packaged. Enhance your home with comfortable furniture and energy saving windows. These and many other every day experiences are made possible by the people and technology of Nordson's Adhesive Dispensing Systems segment. We are focused on growing by delivering precision adhesive dispensing and polymer processing solutions to meet customer needs in rigid and flexible packaging, disposable hygiene, construction, transportation, general product assembly and related end markets worldwide.

PACKAGING YOUR FAVORITE FOODS AND BEVERAGES

Nordson has introduced the next generation in end of line packaging equipment with its innovative new Freedom hot melt adhesive dispensing system. Our integrated solution provides customers with strong return on their investment and reduces their packaging costs.



Keeping Babies Comfortable

Disposable hygiene product manufacturers worldwide rely on Nordson technology like the new VersaBlue Plus melter. This innovative product introduces integrated material flow monitoring and closed-loop flow control to nonwovens manufacturers, helping them improve production efficiency, decrease maintenance and enhance product quality. It is the latest addition to Nordson's family of OptiBond™ solutions, which utilize variation management to optimize material delivery and dispensing.



Visiting the Supermarket

Nordson expanded its position in the growing flexible plastic packaging market this year with the acquisition of Kreyenborg Group's polymer processing businesses. The acquisition adds critical components for the plastic extrusion process which creates multi-layered films used in flexible food, beverage and pharmaceutical packages. The acquisition also adds to our plastic injection molding product offering, and brings new capabilities that expand Nordson's addressable market to include polymer compounding, recycling and related processes.



Delivering Clean Energy

In Pokhran-Rajasthan, India, Nordson helped construct a 100 megawatt concentrated solar power plant, among the largest in Asia. As the project's preferred vendor for sealant dispensing, Nordson supplied systems for integration with two assembly lines for solar panels. Our technology (shown here) includes material unloaders and transfer hoses, manifolds, automatic dispense guns, custom designed nozzles and supporting accessories. After delivering the system, Nordson's team helped install and commission it amidst harsh conditions in the middle of the Thar desert.

Profitable Growth Drivers
every day. everywhere.

- Disposable nonwoven hygiene products significantly underpenetrated in emerging markets.
- Growing affluence in emerging markets driving demand for packaged foods and convenience items.
- Proliferation of lightweight plastics in packaging, medical, electronics, transportation, building, and consumer goods markets.
- Adhesive solutions replacing mechanical fasteners in many applications.
- Innovative products driving customer upgrades and recapitalization.
- Tiered product offering reaching new customer segments.
- Manufacturing customers' needs for increased productivity.

advanced technology systems


PRECISION TECHNOLOGY YOU EXPERIENCE EVERY DAY.

ELECTRONICS

MEDICAL

INDUSTRIAL

Advanced Technology Systems delivered strong operating performance in FY2013 while making investments in technology, emerging markets and customer facing resources that will expand our competitive advantages and drive profitable growth over the long term.


34%
OF FY13 SALES

every day everywhere

Call a loved one on your mobile phone. Connect to the web on your tablet. Benefit from state-of-the-art medical technology. Save energy with high efficiency LEDs or solar applications. Enjoy a tasty chocolate treat. All of these and many more every day activities are made possible by Nordson's Advanced Technology Systems segment. We are focused on growing by delivering precision dispensing, fluid management, test and inspection, and surface treatment products to meet customer needs in electronics, medical, and industrial end markets.



Helping People Live Healthier Lives

Nordson is a partner to the global medical industry with an offering including fluid management components, medical devices and customized OEM solutions. Innovative single-use dispensing devices (shown here) apply biomaterials including fibrin, tissue sealants and platelet gel. Complementary engineered fittings and connectors manage fluids within a wide range of medical equipment. Medical device assembly is also an important niche. Our continued penetration of medical end markets is providing profitable growth, stability and diversity within the Advanced Technology portfolio.



Making Life a Little Sweeter

Nordson's fluid dispensing expertise extends all the way to the kitchen, and we continue to find growth opportunities in a variety of food-related applications. In this example, Nordson EFD's Performus dispenser is enabling chocolate manufacturers to consistently dispense precise amounts of pre-heated colored chocolate in an assembly line to create the additional layer of detail found in complex figures. Other recent successes include dispensing of toppings and glazes, spraying aromas in chewing gum, and lubrication of cutting blades.

◄

SPEEDING PRODUCTION OF PHONES AND TABLETS

When time is money, manufacturers turn to us. Nordson ASYMTEK's high-volume Spectrum® S2-920 dual-simultaneous dispensing system can decrease dispensing time by 50 percent and reduce variability during smart phone and other mobile device manufacturing processes. Our technology is ideal for applications that require precise amounts of fluids placed accurately and repeatedly. Patented software ensures that flow rates for both jets deliver the same mass per part for uniform deposition.



Ensuring Quality at Every Turn

As the sophistication of electronic devices continues to grow, so too does the need for testing and inspecting for quality. Nordson DAGE's 4000 Optima is the answer for fast, accurate and reliable bond testing in today's electronics manufacturing environment. Coupled with new patent pending multi-function cartridges, the 4000 Optima provides customers with extreme versatility, enabling ultra-quick application changeovers in just seconds. Applications include wire and ribbon pull, ball shear, cold bump pull, ribbon peel, die and zone shear, and small geometry pull tests.

Profitable Growth Drivers

every day. everywhere.

- Proliferation of mobile electronic devices; increasingly complex chip package architectures.
- Expansion of electronics into numerous consumer products and industrial automation applications.
- New surgical procedures and treatments; aging populations; expanding health care in emerging markets.
- Energy efficiency including expansion of solar energy and emergence of LED lighting.
- Replacement of mechanical fasteners with adhesives and assembly fluids.
- Innovative products driving customer upgrades and recapitalization.
- Tiered product offering reaching new customer segments.
- Manufacturing customers' needs for increased productivity.

industrial coating systems


HD
Nordson
Encore

PRECISION TECHNOLOGY YOU EXPERIENCE EVERY DAY.



TRANSPORTATION



APPLIANCES



LAWN & GARDEN

Industrial Coating Systems delivered solid results in FY2013 while focusing on deeper penetration of emerging markets, tiering and optimization of product lines, expansion of cold material dispensing applications, and global continuous improvement initiatives.


15%
OF FY13 SALES

every day everywhere

Cruise the open road. Relax on your new patio furniture. Open a can of your favorite beverage. Enjoy the look and convenience of modern appliances. All of these and many more every day experiences are made possible by Nordson's Industrial Coating Systems segment. We are focused on delivering solid financial performance by providing precision coating, curing and dispensing products to meet the needs of customers serving a wide variety of industrial, transportation, electronics and consumer durable goods end markets

DELIVERING COMFORT AND CONVENIENCE

Nordson helps paint and protect your home's appliances. These compact water heater facias are being coated by our Encore® HD automatic powder spray guns, which use state of the art HDLV (High Density Low Velocity) technology to apply powder materials. In conjunction with our pump technology, these guns allow easy adjustment of the powder concentration and spray velocity to achieve optimum coating coverage and cured finish quality for every conceivable part type. The pump and gun combination also provides exceptionally fast, contamination-free color change.



Preserving and Protecting Foods and Beverages

Nordson plays a key role in the manufacturing of billions of food and beverage cans every year. Our new AccuLiner Compound End Lining System provides precision and accuracy in end-lining compound applications for metal cans, helping manufacturers reduce downtime and save on material costs. The system incorporates the AccuLiner Compound Gun and Eclipse EPC-15 controller, and provides maximum performance especially when used with the AccuLiner Temperature Control Unit (TCU) for waterborne compounds.



Keeping Motors Running

Dual element oil filters are essential to keeping trucks on the road. Nordson SEALANT EQUIPMENT's Power Static Mixer and Servo-Flo system dispenses precision mixed two-part polyurethane into metal end caps which are bonded to each end of filter elements. The system is programmed for precision dispense volumes in 75 different size filters. We continue to see significant opportunities in dispensing "cold," or ambient, temperature materials.



Coloring Your World

Today's consumer demands their appliances, lawn and garden equipment, furniture, grills and other durable goods be available in a variety of colors. Our new ColorMax® 2 Powder Coating System ensures fast (10 minutes), contamination-free color change, easy installation and trouble-free maintenance, allowing powder coaters to increase productivity and line efficiency. In addition, the system incorporates a higher level of factory preassembly, including a new pre-wired, pre-plumbed utility deck, to cut installation time by up to one-third.

Profitable Growth Drivers
every day. everywhere.

- Environmental advantages of powder coatings.
- Growing affluence in emerging markets driving demand for consumer durable goods.
- Consumer demand for customized products (different colors).
- Manufacturing customers' needs for increased productivity.
- Expanding bonding opportunities associated with cold material dispensing.
- Pipe coating opportunities associated with growing oil and gas production.
- Innovative products driving customer upgrades and recapitalization.
- Tiered product offering to reach new customer segments.

corporate philosophy

Nordson Corporation strives to be a vital, self-renewing, worldwide organization which, within the framework of ethical behavior and enlightened citizenship, grows and produces wealth for our customers, employees, shareholders and communities. Nordson operates to create balanced, long-term benefits for all our constituencies.

Nordson Values Customer Passion | Energy | Excellence | Integrity | Respect for People

Shareholders

Our corporate goal for growth is to deliver top quartile total shareholder return. While external factors may impact value, the achievement of this goal will rest with earnings growth, capital and human resource efficiency and positioning for the future.

Nordson understands that every quarter may not produce increased sales, earnings and earnings per share, or exceed the comparative prior year's quarter. We do expect to produce long-term gains.

When short-term swings occur, we do not intend to alter our basic objectives in efforts to mitigate the impact of these natural occurrences.

Growth is achieved by seizing opportunities with existing products and markets, investing in systems to maximize productivity and pursuing growth markets. This strategy is augmented through product line additions, engineering, research and development, and acquisition of companies that can serve multinational industrial markets.

Customers

We create benefits for our customers through a Package of Values®, which includes carefully engineered, durable products; strong service support; the backing of a well-established worldwide company with financial and technical strengths; and a corporate commitment to deliver what was promised. We strive to provide genuine customer satisfaction. It is the foundation upon which we continue to build our business.

Employees

Complementing our business strategy is the objective to provide opportunities for employee self-fulfillment, growth, security, recognition and equitable compensation.

This goal is met through Human Resources' facilitation of employee training and leadership training and the creation of on-the-job growth opportunities. The result is a highly qualified and professional management team capable of meeting corporate objectives.

We recognize the value of employee participation in the planning process. Strategic and operating plans are developed by all business units and divisions, resulting in a sense of ownership and commitment on the part of employees in accomplishing company objectives.

Nordson Corporation is an equal opportunity employer.

Communities

Since our founding, Nordson has held the belief that business, as a corporate citizen, has a social responsibility to share its success with the communities in which it operates and its employees work.

Nordson is committed to contributing approximately five percent of domestic pre-tax earnings to support charitable activities, with a focus on education and communities where the company has significant operations. Our employees also show their support by volunteering thousands of hours through Nordson's Time 'n Talent program.



giving back

Nordson Corporation and the Nordson Corporation Foundation Distributed $6.2 Million to Charity in Fiscal Year 2013.

Employees also volunteered thousands of hours through our Time 'n Talent program.

As derived from our Corporate Philosophy, Nordson is committed to carefully balancing economic success with social commitment and environmental stewardship. We operate a multi-faceted program in support of communities where we have significant operations.

Financial Contributions

Nordson contributes a significant amount of its domestic pre-tax earnings to charitable endeavors every year. Through the Nordson Corporation Foundation, we provide grants to numerous non-profit organizations annually, especially those focused on education. In addition, the company operates a Matching Gifts Program that matches director, employee and retiree donations to non-profit organizations and schools. Nordson also provides numerous in-kind donations.

Time 'n Talent Employee Volunteer Program

Nordson's Time 'n Talent Volunteer Program encourages volunteerism by providing all employees, retirees and their families opportunities to participate in volunteer activities which address needs in our communities. Since the program's inception in 1993, Nordson employees have volunteered tens of thousands of hours in a wide scope of activities.

Environmental Stewardship

Nordson strives to be a clean and quiet neighbor. We are committed to meeting or exceeding all applicable international, federal, state and local environmental regulations. In addition, we encourage employees to conduct activities in an environmentally responsible manner not only in the workplace, but at home.

Facilities/Operations – Our approach is illustrated by our current global headquarters in Westlake, Ohio, which opened in 2010 and has earned Silver Level Leadership in Energy and Environmental Design (LEED) certification. Ongoing energy reduction programs at all Nordson facilities include retrofitting of more efficient lighting and programmable thermostats and the use of power on demand for manufacturing equipment where feasible.

Waste and Recycling – Ongoing programs in this area include the use of reusable crates and dissolvable packing materials, proper disposal of hazardous waste, and recycling programs for paper and cardboard, metals, glass, food and beverage containers, and electronic equipment.

Product and Packaging Design – This effort includes the design of next generation equipment that allows customers to achieve higher yields and reduce waste. Our focus on precision solutions also enables customers to use less material (adhesives, coatings) in their processes. We also restrict the use of environmentally harmful compounds in our materials and manufacturing processes, we strive to optimize the energy efficiency of our products and systems, and we promote the proper collection, recycling and recovery of discarded products.

To learn more, please visit www.nordson.com/givingback and www.nordson.com/responsibility.

11 year summary

Dollar amounts in thousands except for per-share amounts

OPERATING DATA[a]	2013	2012	2011	2010
Sales	$ 1,542,921	$ 1,409,578	$ 1,233,159	$ 1,041,551
Cost of sales	676,777	586,289[h]	484,727	419,937
% of sales	44	42	39	40
Selling and administrative expenses	541,169	485,285	429,489	384,752
% of sales	35	34	35	37
Severance and restructuring costs	1,126	2,524	1,589	2,029
Goodwill and long-lived asset impairments	—	—	1,811	—
Operating profit (loss)	323,849	335,480	315,543	234,833
% of sales	21	24	26	23
Income (loss) from continuing operations	221,817	224,829	222,364	168,048
% of sales	14	16	18	16
FINANCIAL DATA[a]				
Working capital	$ 365,099	$ 242,939	$ 294,796	$ 259,117
Net property, plant and equipment, and other non-current assets	1,441,719	1,242,829	827,493	535,323
Total invested capital[b]	1,498,082	1,261,962	853,071	567,323
Total assets	2,042,289	1,829,515	1,304,450	986,354
Long-term liabilities	918,955	816,061	550,966	289,368
Shareholders' equity	887,863	669,770	571,323	505,072
Return on average invested capital - %[c]	18	23	35	32
Return on average shareholders' equity - %[e]	29	38	39	40
PER SHARE DATA[a][g]				
Average number of common shares	64,214	64,407	67,616	67,610
Average number of common shares and common-share equivalents	64,908	65,103	68,425	68,442
Basic earnings (loss) per share from continuing operations	$ 3.45	$ 3.49	$ 3.29	$ 2.49
Diluted earnings (loss) per share from continuing operations	3.42	3.45	3.25	2.46
Dividends per common share	0.63	0.525	0.44	0.39
Book value per common share	13.83	10.42	8.71	7.44

(a) See accompanying Notes to Consolidated Financial Statements.

b) Notes payable, plus current portion of long-term debt, plus long-term debt, minus cash and marketable securities, plus shareholders' equity.

(c) Income from continuing operations, plus after-tax interest expense on borrowings as a percentage of the average of quarterly borrowings (net of cash), plus shareholders' equity over five accounting periods.

(d) The percentage for 2009 excludes goodwill and long-lived asset impairment charges. Including these charges, the return on average invested capital for 2009 would have been negative 21 percent.

	2009	2008	2007	2006	2005	2004	2003
	$ 819,165	$ 1,124,829	$ 993,649	$ 892,221	$ 832,179	$ 771,450	$ 659,616
	350,239	494,394	439,804	379,800	362,824	334,302	291,297
	43	44	44	43	44	43	44
	337,294	434,476	401,294	362,179	337,782	318,562	286,900
	41	39	40	41	41	41	43
	16,396	5,621	409	2,627	875	–	2,028
	243,043	–	–	–	–	–	–
	(127,807)	190,338	152,142	147,615	130,698	118,586	79,391
	(16)	17	15	17	16	15	12
	(160,055)	117,504	90,692	97,667	84,510	68,307	41,807
	(20)	10	9	11	10	9	6
	$ 190,249	$ 180,317	$ 180,010	$ 105,979	$ 66,442	$ 167,362	$ 67,708
	544,003	782,356	801,916	475,586	476,810	476,276	489,436
	508,989	847,253	846,911	498,978	492,927	518,378	533,080
	890,674	1,166,669	1,211,840	822,890	790,417	840,548	766,806
	364,276	388,561	450,809	151,037	212,340	240,305	257,035
	369,976	574,112	531,117	430,528	330,912	403,333	300,109
	10(d)	15	14	21	18	15	10
	13(f)	20	19	26	21	19	15
	67,129	67,492	67,094	66,729	71,437	70,978	67,405
	67,129	68,613	68,363	68,361	73,054	73,093	67,798
	$ (2.38)	$ 1.74	$ 1.35	$ $ 1.46	$ 1.18	$ 0.96	$ 0.62
	(2.38)	1.71	1.33	1.43	1.16	0.93	0.62
	0.36875	0.365	0.35	0.335	0.3225	0.3125	0.3025
	5.49	8.52	7.88	6.44	5.03	5.56	4.41

(e) Income from continuing operations as a percentage of average quarterly shareholders equity over five accounting periods.

(f) The percentage for 2009 excludes goodwill and long-lived asset impairment charges. Including these charges, the return on average shareholder equity for 2009 would have been negative 28 percent.

(g) Amounts adjusted for 2-for-1 stock split effective April 12, 2011.

(h) Includes $2,040 associated with the transfer of production and start-up activities related to a plant consolidation initiative.

shareholder information

Dividend Information and Price Range for Common Shares

Following is a summary of dividends paid per common share and the range of closing market prices during each quarter of 2013 and 2012.

2013	Dividend Paid	Common Share Closing Price	
		High	Low
First	$0.15	$67.62	$58.89
Second	$0.15	$70.60	$61.33
Third	$0.15	$75.00	$67.26
Fourth	$0.18	$74.90	$66.65

2012	Dividend Paid	Common Share Closing Price	
		High	Low
First	$0.125	$48.39	$39.65
Second	$0.125	$56.46	$46.35
Third	$0.125	$54.19	$47.85
Fourth	$0.15	$62.81	$50.17

Source: NASDAQ OMX

Research Firms

The following firms provide research data on Nordson Corporation:

Barrington Research
BB&T Capital Markets
BMO Capital Markets
CJS Securities
Global Hunter Securities
Great Lakes Review
Janney Capital Markets
KeyBanc Capital Markets
Longbow Research
Oppenheimer & Co. Inc.
Sidoti & Company

Stock Listing Information

Nordson stock is traded on The Nasdaq Global Select Market under the symbol NDSN.

Annual Shareholders' Meeting

Date: February 25, 2014
Time: 8:00 a.m. EST
Location: Nordson Corporation
28601 Clemens Road, Westlake, Ohio 44145 USA

Independent Registered Accounting Firm

Ernst & Young LLP
Cleveland, Ohio

Transfer Agent and Registrar

Computershare
P.O. Box 43078
Providence, RI 02940

Overnight deliveries:
250 Royall Street
Canton, MA 02021

+1.800.622.6757 (U.S., Canada, Puerto Rico)
+1.781.575.4735 (Non U.S.)
Internet inquiries: www.computershare.com/investor

Dividend Reinvestment Program

Nordson's Dividend Reinvestment Program provides shareholders the opportunity to automatically reinvest dividends in the company's common stock. The program also allows cash contributions in increments of $10, up to $4,000 per quarter, to purchase additional Nordson common shares. For details about this program, please contact Computershare.

Electronic Dividend Payments

Shareholders can opt to have their quarterly dividends deposited directly into a checking or savings account free of charge. For information about this service, please contact Computershare.

Nordson Online

Nordson's web site, www.nordson.com, provides up-to-date information about the company, including news, quarterly and annual financial results, stock quotes, and in-depth information on the company's products and systems. Each quarter, Nordson also webcasts its traditional telephone conference calls via the Internet. In addition, visitors to the site can register to receive e-mail alerts for online notification of the latest financial information.

Form 10-K/Financial Reports

Nordson Corporation's Annual Report to the Securities and Exchange Commission (Form 10-K), quarterly reports and proxy statement are available on our web site at www.nordson.com/investors. Copies of these reports may also be obtained by shareholders free of charge by sending written requests to:

James R. Jaye
Director, Communications and Investor Relations
Nordson Corporation
28601 Clemens Road, Westlake, Ohio 44145
+1.440.414.5639 | jim.jaye@nordson.com

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended October 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 0-7977

NORDSON CORPORATION
(Exact name of Registrant as specified in its charter)

Ohio	**34-0590250**
(State of incorporation)	(I.R.S. Employer Identification No.)
28601 Clemens Road	
Westlake, Ohio	**44145**
(Address of principal executive offices)	(Zip Code)

(440) 892-1580
(Registrant's Telephone Number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
Common Shares, without par value

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Shares no par value per share, held by nonaffiliates (based on the closing sale price on the Nasdaq Stock Market) as of April 30, 2013 was approximately $4,445,488,000.

There were 64,256,419 Common Shares outstanding as of November 29, 2013.

Documents incorporated by reference:

Portions of the Proxy Statement for the 2014 Annual Meeting — Part III

Table of Contents

Table of Contents

PART I

NOTE REGARDING AMOUNTS AND FISCAL YEAR REFERENCES

In this annual report, all amounts related to United States dollars and foreign currency and to the number of Nordson Corporation's common shares, except for per share earnings and dividend amounts, are expressed in thousands.

Unless otherwise noted, all references to years relate to our fiscal year ending October 31.

Item 1. Business

General Description of Business

Nordson engineers, manufactures and markets differentiated products and systems used for dispensing and processing adhesives, coatings, polymers, sealants and biomaterials, and for managing fluids, testing and inspecting for quality, treating surfaces and curing. These products are supported with extensive application expertise and direct global sales and service. We serve a wide variety of consumer non-durable, consumer durable and technology end markets including packaging, nonwovens, electronics, medical, appliances, energy, transportation, building and construction, and general product assembly and finishing.

Our strategy for long-term growth is based on solving customers' needs globally. Headquartered in Westlake, Ohio, our products are marketed through a network of direct operations in more than 30 countries. Consistent with this global strategy, approximately 70 percent of our revenues were generated outside the United States in 2013.

We have 5,801 employees worldwide. Principal manufacturing facilities are located in the United States, Belgium, the Peoples Republic of China, Germany, India, the Netherlands, Thailand and the United Kingdom.

Corporate Purpose and Goals

We strive to be a vital, self-renewing, worldwide organization that, within the framework of ethical behavior and enlightened citizenship, grows and produces wealth for our customers, employees, shareholders and communities.

We operate for the purpose of creating balanced, long-term benefits for all of our constituencies.

Although every quarter may not produce increased sales, earnings and earnings per share, or exceed the comparative prior year's quarter, we do expect to produce long-term gains. When short-term swings occur, we do not intend to alter our basic objectives in efforts to mitigate the impact of these natural occurrences.

We drive organic growth by continually introducing new products and technology, providing high levels of customer service and support, capturing rapidly expanding opportunities in emerging geographies, and by leveraging existing technology into new applications. Additional growth comes through the acquisition of companies that serve international growth markets, share our business model characteristics and can be grown via our global infrastructure.

We create benefits for our customers through a Package of Values®, which includes carefully engineered, durable products; strong service support; the backing of a well-established, worldwide company with financial and technical strengths; and a corporate commitment to deliver what was promised.

We strive to provide genuine customer satisfaction; it is the foundation upon which we continue to build our business.

Complementing our business strategy is the objective to provide opportunities for employee self-fulfillment, growth, security, recognition and equitable compensation. This goal is met through the Human Resources department's facilitation of employee training and leadership training and the creation of on-the-job growth opportunities. The result is a highly qualified and professional global team capable of meeting corporate objectives.

We recognize the value of employee participation in the planning process. Strategic and operating plans are developed by all business units, resulting in a sense of ownership and commitment on the part of employees in accomplishing our objectives. In addition, employees participate in Lean and Six Sigma initiatives to continuously improve our processes.

We are an equal opportunity employer.

We are committed to contributing approximately five percent of domestic pretax earnings to human welfare services, education and other charitable activities, particularly in communities where we have significant operations.

Financial Information About Operating Segments, Foreign and Domestic Operations and Export Sales
In accordance with generally accepted accounting standards, we have reported information about our three operating segments, including information about our foreign and domestic operations. This information is contained in Note 16 of Notes to Consolidated Financial Statements, which can be found in Part II, Item 8 of this document.

Principal Products and Uses
We engineer, manufacture and market differentiated products and systems used for dispensing and processing adhesives, coatings, polymers, sealants and biomaterials, and for managing fluids, testing and inspecting for quality, treating surfaces and curing. Our technology-based systems can be found in manufacturing facilities around the world producing a wide range of goods for consumer durable, consumer non-durable and technology end markets. Equipment ranges from single-use components to manual, stand-alone units for low-volume operations to microprocessor-based automated systems for high-speed, high-volume production lines.

We market our products in the United States and around the world, primarily through a direct sales force, and also through qualified distributors and sales representatives. We have built a worldwide reputation for creativity and expertise in the design and engineering of high-technology application equipment that meets the specific needs of our customers. We create value for our customers by developing solutions that increase uptime, enable faster line speeds and reduce consumption of materials.

The following is a summary of the products and markets served by our operating segments:

1. Adhesive Dispensing Systems

This segment delivers our proprietary precision dispensing and processing technology to diverse markets for applications that commonly reduce material consumption, increase line efficiency and enhance product strength, durability, brand and appearance.

- ***Nonwovens*** — Equipment for applying adhesives, lotions, liquids and fibers to disposable products. Key strategic markets include adult incontinence products, baby diapers and child-training pants, feminine hygiene products and surgical drapes, gowns, shoe covers and face masks.
- ***Packaging*** — Automated adhesive dispensing systems used in the rigid packaged goods industries. Key strategic markets include food and beverage packaging, pharmaceutical packaging, and other consumer goods packaging.
- ***Polymer Processing*** — Components and systems used in the thermoplastic melt stream in plastic extrusion, injection molding, compounding and recycling processes. Key strategic markets include flexible packaging, electronics, medical, building and construction, transportation and aerospace, and general consumer goods.
- ***Product Assembly*** — Adhesive and sealant dispensing systems for bonding or sealing plastic, metal and wood products and for use in the paper and paperboard converting industries. Key strategic markets include appliances, automotive components, building and construction materials, electronics, furniture, solar energy, and the manufacturing of bags, sacks, books, envelopes and folding cartons.
- ***Web Coating*** — Laminating and coating systems used to manufacture continuous-roll goods in the nonwovens, textile, and paper industries. Key strategic markets include carpet, labels, tapes and textiles.

2. Advanced Technology Systems

This segment integrates our proprietary product technologies found in progressive stages of a customer's production process, such as surface treatment, precisely controlled automated, semi-automated or manual dispensing of material, and post-dispense bond testing and X-ray inspection to ensure quality. Related single-use plastic molded syringes, cartridges, tips, and fluid connection components are used to dispense fluids or control flow in production processes or within customers' end products. This segment primarily serves the specific needs of electronics, medical and related high-tech industries.

- ***Electronic Systems*** — Automated dispensing systems for high-speed, accurate application of a broad range of attachment, protection and coating fluids, and related gas plasma treatment systems for cleaning and conditioning surfaces prior to dispense. Key strategic markets include mobile phones, tablets, personal computers, liquid crystal displays, micro hard drives, microprocessors, printed circuit boards, micro electronic mechanical systems (MEMS), and semiconductor packaging.
- ***Fluid Management*** — Precision manual and semi-automated dispensers, highly engineered single-use plastic molded syringes, cartridges tips, and fluid connection components. Products are used for applying and controlling the flow of adhesives, sealants, lubricants, and biomaterials in critical industrial production processes and within medical equipment and related surgical procedures. Key strategic markets include consumer goods, electronics, industrial assembly, solar, anesthesia, cardiovascular and ophthalmic surgery, blood management, pneumatic control systems, water treatment, and analytical instrumentation.
- ***Test & Inspection*** — Bond testing and automated optical and x-ray inspection systems used in the semiconductor and printed circuit board industries. Key strategic markets include mobile phones, tablets, personal computers, liquid crystal displays, micro hard drives, microprocessors, printed circuit boards, MEMS, and semiconductor packaging.

3. Industrial Coating Systems

This segment provides both standard and highly-customized equipment used primarily for applying coatings, paint, other finishes, sealants and other materials, and curing and drying of dispensed material. This segment primarily serves the consumer durables market.

- ***Cold Materials*** — Automated and manual dispensing products and systems used to apply multiple component adhesive and sealant materials in the general industrial and transportation manufacturing industries. Key strategic markets include aerospace, alternative energy, appliances, automotive, building and construction, composites, electronics and medical.
- ***Container Coating*** — Automated and manual dispensing and curing systems used to coat and cure containers. Key strategic markets include beverage containers and food cans.
- ***Curing and Drying Systems*** — Ultraviolet equipment used primarily in curing and drying operations for specialty coatings, semiconductor materials and paints. Key strategic markets include electronics, containers, and durable goods products.
- ***Liquid Finishing*** — Automated and manual dispensing systems used to apply liquid paints and coatings to consumer and industrial products. Key strategic markets include automotive components, construction, metal shelving and drums.
- ***Powder Coating*** — Automated and manual dispensing systems used to apply powder paints and coatings to a variety of metal, plastic and wood products. Key strategic markets include agriculture and construction equipment, appliances, automotive components, home and office furniture, lawn and garden equipment, pipe coating, and wood and metal shelving.

Manufacturing and Raw Materials

Our production operations include machining and assembly. We manufacture specially designed parts and assemble components into finished equipment. Many components are made in standard modules that can be used in more than one product or in combination with other components for a variety of models. We have principal manufacturing operations in the United States in Amherst and Youngstown, Ohio; Duluth and Swainsboro, Georgia; Carlsbad, California; Ft. Collins, Colorado; Plymouth, Michigan; Eagan, Minnesota; Robbinsville, New Jersey; Hickory, North Carolina; New Castle, Pennsylvania; East Providence, Rhode Island; Pulaski, Virginia and Chippewa Falls, Wisconsin; as well as in Temse, Belgium; Shanghai and Suzhou, the Peoples Republic of China; Lüneburg and Münster, Germany; Bangalore, India; Maastricht, the Netherlands; Chonburi, Thailand and in Aylesbury, United Kingdom.

Principal materials used to make our products are metals and plastics, typically in sheets, bar stock, castings, forgings, tubing and pellets. We also purchase many electrical and electronic components, fabricated metal parts, high-pressure fluid hoses, packings, seals and other items integral to our products. Suppliers are competitively selected based on cost, quality and service. All significant raw materials that we use are available through multiple sources.

Senior operating executives supervise an extensive quality control program for our equipment, machinery and systems.

Natural gas and other fuels are our primary energy sources. However, standby capacity for alternative sources is available if needed.

Intellectual Property

We maintain procedures to protect our intellectual property (including patents, trademarks and copyrights) both domestically and internationally. Risk factors associated with our intellectual property are discussed in Item 1A. Risk Factors.

Our intellectual property portfolios include valuable patents, trade secrets, know-how, domain names, trademarks and trade names. As of October 31, 2013, we held 495 United States patents and 1,075 foreign patents and had 255 United States patent applications pending and 921 foreign patent applications pending, but there is no assurance that any patent application will be issued. We continue to apply for and obtain patent protection for new products on an ongoing basis.

Patents covering individual products extend for varying periods according to the date of filing or grant and legal term of patents in various countries where a patent is obtained. Our current patent portfolio has expiration dates ranging from November 2013 to February 2038. The actual protection a patent provides, which can vary from country to country, depends upon the type of patent, the scope of its coverage, and the availability of legal remedies in each country. We believe, however, that the duration of our patents generally exceeds the life cycles of the technologies disclosed and claimed in the patents.

We believe our trademarks are important assets and we aggressively manage our brands. We also own a number of trademarks in the United States and foreign countries, including registered trademarks for Nordson, Asymtek, Dage, EFD, Micromedics, Value Plastics, and Xaloy and various common law trademarks which are important to our business, inasmuch as they identify Nordson and our products to our customers. As of October 31, 2013, we had a total of 1,688 trademark registrations in the United States and in various foreign countries.

We rely upon a combination of nondisclosure and other contractual arrangements and trade secret laws to protect our proprietary rights and also enter into confidentiality and intellectual property agreements with our employees that require them to disclose any inventions created during employment, convey all rights to inventions to us, and restrict the distribution of proprietary information.

We protect and promote our intellectual property portfolio and take those actions we deem appropriate to enforce our intellectual property rights and to defend our right to sell our products. Although in aggregate our intellectual property is important to our operations, we do not believe that the loss of any one patent, trademark, or group of related patents or trademarks would have a material adverse effect on our results of operations or financial position of our overall business.

Seasonal Variation in Business
Generally, the highest volume of sales occurs in our fourth quarter due in large part to the timing of customers' capital spending programs. Accordingly, first quarter sales volume is typically the lowest of the year due to timing of customers' capital spending programs and customer holiday shutdowns.

Working Capital Practices
No special or unusual practices affect our working capital. However, we generally require advance payments as deposits on customized equipment and systems and, in certain cases, require progress payments during the manufacturing of these products. We continue to initiate new processes focused on reduction of manufacturing lead times, resulting in lower investment in inventory while maintaining the capability to respond promptly to customer needs.

Customers
We serve a broad customer base, both in terms of industries and geographic regions. In 2013, no single customer accounted for ten percent or more of sales.

Backlog
Our backlog of open orders increased to approximately $217,000 at October 31, 2013 from approximately $176,000 at October 31, 2012. The amounts for both years were calculated based upon exchange rates in effect at October 31, 2013. The increase is primarily due to 2013 acquisitions. All orders in the 2013 year-end backlog are expected to be shipped to customers in 2014.

Government Contracts
Our business neither includes nor depends upon a significant amount of governmental contracts or subcontracts. Therefore, no material part of our business is subject to renegotiation or termination at the option of the government.

Competitive Conditions
Our equipment is sold in competition with a wide variety of alternative bonding, sealing, finishing, coating, processing, testing, inspecting, and fluid control techniques. Potential uses for our equipment include any production processes that require preparation, modification or curing of surfaces; dispensing application, processing or control of fluids and materials; or testing and inspecting for quality.

Many factors influence our competitive position, including pricing, product quality and service. We maintain a leadership position in our business segments by delivering high-quality, innovative products and technologies, as well as service and technical support. Working with customers to understand their processes and developing the application solutions that help them meet their production requirements also contributes to our leadership position. Our worldwide network of direct sales and technical resources also is a competitive advantage.

Research and Development
Investments in research and development are important to our long-term growth, enabling us to keep pace with changing customer and marketplace needs through the development of new products and new applications for existing products. We place strong emphasis on technology developments and improvements through internal engineering and research teams. Research and development expenses were approximately $47,973 in 2013, compared with approximately $36,535 in 2012 and $26,997 in 2011. As a percentage of sales, research and development expenses were approximately 3.1, 2.6 and 2.1 percent in 2013, 2012 and 2011, respectively.

Environmental Compliance
We are subject to extensive federal, state, local and foreign environmental, safety and health laws and regulations concerning, among other things, emissions to the air, discharges to land and water and the generation, handling, treatment and disposal of hazardous waste and other materials. Under certain of these laws, we can be held strictly liable for hazardous substance contamination of any real property we have ever owned, operated or used as a disposal site or for natural resource damages associated with such contamination. We are also required to maintain various related permits and licenses, many of which require periodic modification and renewal. The operation of manufacturing plants unavoidably entails environmental, safety and health risks, and we could incur material unanticipated costs or liabilities in the future if any of these risks were realized in ways or to an extent that we did not anticipate.

We believe that we operate in compliance, in all material respects, with applicable environmental laws and regulations. Compliance with environmental laws and regulations requires continuing management effort and expenditures. We have incurred, and will continue to incur, costs and capital expenditures to comply with these laws and regulations and to obtain and maintain the necessary permits and licenses. We believe that the cost of complying with environmental laws and regulations will not have a material effect on our earnings, liquidity or competitive position but cannot assure that material compliance-related costs and expenses may not arise in the future. For example, future adoption of new or amended environmental laws, regulations or requirements or newly discovered contamination or other circumstances that could require us to incur costs and expenses that may have a material effect, but cannot be presently anticipated.

We believe that policies, practices and procedures have been properly designed to prevent unreasonable risk of material environmental damage arising from our operations. We accrue for estimated environmental liabilities with charges to expense and believe our environmental accrual is adequate to provide for our portion of the costs of all such known environmental liabilities. Compliance with federal, state and local environmental protection laws during 2013 had no material effect on our capital expenditures, earnings or competitive position. Based upon consideration of currently available information, we believe liabilities for environmental matters will not have a material adverse affect on our financial position, operating results or liquidity, but we cannot assure that material environmental liabilities may not arise in the future.

Employees
As of October 31, 2013, we had 5,801 full-time and part-time employees, including 127 at our Amherst, Ohio, facility who are represented by a collective bargaining agreement that expires on October 30, 2016 and 72 at our New Castle, Pennsylvania facility who are represented by a collective bargaining agreement that expires on July 31, 2014. No work stoppages have been experienced at any of our facilities during any of the periods covered by this report.

Available Information
Our proxy statement, annual report to the Securities and Exchange Commission (Form 10-K), quarterly reports (Form 10-Q) and current reports (Form 8-K) and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge at http://www.nordson.com/investors as soon as reasonably practical after such material is electronically filed with, or furnished to, the SEC. Copies of these reports may also be obtained free of charge by sending written requests to Corporate Communications, Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145.

Item 1A. Risk Factors

In an enterprise as diverse as ours, a wide range of factors could affect future performance. We discuss in this section some of the risk factors that, if they actually occurred, could materially and adversely affect our business, financial condition, value and results of operations. You should consider these risk factors in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause our actual results and financial condition to differ materially from those projected in forward-looking statements.

The significant risk factors affecting our operations include the following:

Changes in United States or international economic conditions could adversely affect the profitability of any of our operations.

In 2013, approximately 30 percent of our revenue was derived from domestic customers, while approximately 70 percent was derived from international customers. Our largest markets include appliance, automotive, construction, container, electronics assembly, food and beverage, furniture, life sciences and medical, metal finishing, nonwovens, packaging, paper and paperboard converting, plastics processing and semiconductor. A slowdown in any of these specific end markets could directly affect our revenue stream and profitability.

A portion of our product sales is attributable to industries and markets, such as the semiconductor and metal finishing industries, which historically have been cyclical and sensitive to relative changes in supply and demand and general economic conditions. The demand for our products depends, in part, on the general economic conditions of the industries or national economies of our customers. Downward economic cycles in our customers' industries or countries may reduce sales of some of our products. It is not possible to predict accurately the factors that will affect demand for our products in the future.

Any significant downturn in the health of the general economy, globally, regionally or in the markets in which we sell products, could have an adverse effect on our revenues and financial performance, resulting in impairment of assets.

Our growth strategy includes acquisitions, and we may not be able to execute on our acquisition strategy or integrate acquisitions successfully.

Our recent historical growth has depended, and our future growth is likely to continue to depend, in part on our acquisition strategy and the successful integration of acquired businesses into our existing operations. We intend to continue to seek additional acquisition opportunities both to expand into new markets and to enhance our position in existing markets throughout the world. We cannot assure, however, that we will be able to successfully identify suitable acquisition opportunities, prevail against competing potential acquirers, negotiate appropriate acquisition terms, obtain financing that may be needed to consummate such acquisitions, complete proposed acquisitions, successfully integrate acquired businesses into our existing operations or expand into new markets. In addition, we cannot assure that any acquisition, once successfully integrated, will perform as planned, be accretive to earnings, or prove to be beneficial to our operations and cash flow.

The success of our acquisition strategy is subject to other risks and uncertainties, including:

- our ability to realize operating efficiencies, synergies or other benefits expected from an acquisition, and possible delays in realizing the benefits of the acquired company or products;
- diversion of management's time and attention from other business concerns;
- difficulties in retaining key employees, customers or suppliers of the acquired business;
- difficulties in maintaining uniform standards, controls, procedures and policies throughout acquired companies;
- adverse effects on existing business relationships with suppliers or customers;
- the risks associated with the assumption of contingent or undisclosed liabilities of acquisition targets;
- the ability to generate future cash flows or the availability of financing.

In addition, an acquisition could adversely impact our operating performance as a result of the incurrence of acquisition-related debt, acquisition expenses, the amortization of acquisition-acquired assets, or possible future impairments of goodwill or intangible assets associated with the acquisition.

We may also face liability with respect to acquired businesses for violations of environmental laws occurring prior to the date of our acquisition, and some or all of these liabilities may not be covered by environmental insurance secured to mitigate the risk or by indemnification from the sellers from which we acquired these businesses. We could also incur significant costs, including, but not limited to, remediation costs, natural resources damages, civil or criminal fines and sanctions and third-party claims, as a result of past or future violations of, or liabilities associated with environmental laws.

Failure to retain our existing senior management team or the inability to attract and retain qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.
Our success will continue to depend to a significant extent on the continued service of our executive management team and the ability to recruit, hire and retain other key management personnel to support our growth and operational initiatives and replace executives who retire or resign. Failure to retain our leadership team and attract and retain other important management and technical personnel could place a constraint on our global growth and operational initiatives, possibly resulting in inefficient and ineffective management and operations, which would likely harm our revenues, operations and product development efforts and eventually result in a decrease in profitability.

If we fail to develop new products, or our customers do not accept the new products we develop, our revenue and profitability could be adversely impacted.
Innovation is critical to our success. We believe that we must continue to enhance our existing products and to develop and manufacture new products with improved capabilities in order to continue to be a leading provider of precision technology solutions for the industrial equipment market. We also believe that we must continue to make improvements in our productivity in order to maintain our competitive position. Difficulties or delays in research, development or production of new products or failure to gain market acceptance of new products and technologies may reduce future sales and adversely affect our competitive position. We continue to invest in the development and marketing of new products. There can be no assurance that we will have sufficient resources to make such investments, that we will be able to make the technological advances necessary to maintain competitive advantages or that we can recover major research and development expenses. If we fail to make innovations, launch products with quality problems or the market does not accept our new products, our financial condition, results of operations, cash flows and liquidity could be adversely affected. In addition, as new or enhanced products are introduced, we must successfully manage the transition from older products to minimize disruption in customers' ordering patterns, avoid excessive levels of older product inventories and ensure that we can deliver sufficient supplies of new products to meet customers' demands.

If our intellectual property protection is inadequate, others may be able to use our technologies and tradenames and thereby reduce our ability to compete, which could have a material adverse effect on us, our financial condition and results of operations.
We regard much of the technology underlying our products and the trademarks under which we market our products as proprietary. The steps we take to protect our proprietary technology may be inadequate to prevent misappropriation of our technology, or third parties may independently develop similar technology. We rely on a combination of patents, trademark, copyright and trade secret laws, employee and third-party non-disclosure agreements and other contracts to establish and protect our technology and other intellectual property rights. The agreements may be breached or terminated, and we may not have adequate remedies for any breach, and existing trade secrets, patent and copyright law afford us limited protection. Policing unauthorized use of our intellectual property is difficult. A third party could copy or otherwise obtain and use our products or technology without authorization. Litigation may be necessary for us to defend against claims of infringement or to protect our intellectual property rights and could result in substantial cost to us and diversion of our efforts. Further, we might not prevail in such litigation, which could harm our business.

Our products could infringe on the intellectual property of others, which may cause us to engage in costly litigation and, if we are not successful, could cause us to pay substantial damages and prohibit us from selling our products.

Third parties may assert infringement or other intellectual property claims against us based on their patents or other intellectual property claims, and we may have to pay substantial damages, possibly including treble damages, if it is ultimately determined that our products infringe. We may have to obtain a license to sell our products if it is determined that our products infringe upon another party's intellectual property. We might be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if infringement claims against us are without merit, defending these types of lawsuits takes significant time, may be expensive and may divert management attention from other business concerns.

Any impairment in the value of our intangible assets, including goodwill, would negatively affect our operating results and total capitalization.

Our total assets reflect substantial intangible assets, primarily goodwill. The goodwill results from our acquisitions and represents the excess of cost over the fair value of the identifiable net assets we acquired. We assess at least annually whether there has been any impairment in the value of our intangible assets. If future operating performance at one or more of our business units were to fall significantly below current levels, if competing or alternative technologies emerge, if market conditions for acquired businesses decline, if significant and prolonged negative industry or economic trends exist, if our stock price and market capitalization declines, or if future cash flow estimates decline, we could incur under current applicable accounting rules, a non-cash charge to operating earnings for goodwill impairment. Any determination requiring the write-off of a significant portion of unamortized intangible assets would negatively affect our results of operations and equity book value, the effect of which could be material.

Significant movements in foreign currency exchange rates or change in monetary policy may harm our financial results.

We are exposed to fluctuations in foreign currency exchange rates, particularly with respect to the euro, the yen, the pound sterling and the Chinese yuan. Any significant change in the value of the currencies of the countries in which we do business against the United States dollar could affect our ability to sell products competitively and control our cost structure, which could have a material adverse effect on our business, financial condition and results of operations. For additional detail related to this risk, see Item 7A, Quantitative and Qualitative Disclosure About Market Risk.

The majority of our consolidated revenues in 2013 were generated in currencies other than the United States dollar, which is our reporting currency. We recognize foreign currency transaction gains and losses arising from our operations in the period incurred. As a result, currency fluctuations between the United States dollar and the currencies in which we do business have caused and will continue to cause foreign currency transaction and translation gains and losses, which historically have been material and could continue to be material. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates. We take actions to manage our foreign currency exposure, such as entering into hedging transactions, where available, but we cannot assure that our strategies will adequately protect our consolidated operating results from the effects of exchange rate fluctuations.

We also face risks arising from the imposition of exchange controls and currency devaluations. Exchange controls may limit our ability to convert foreign currencies into United States dollars or to remit dividends and other payments by our foreign subsidiaries or customers located in or conducting business in a country imposing controls. Currency devaluations diminish the United States dollar value of the currency of the country instituting the devaluation and, if they occur or continue for significant periods, could adversely affect our earnings or cash flow.

Inability to access capital could impede growth or the repayment or refinancing of existing indebtedness.
The limits imposed on us by the restrictive covenants contained in our credit facilities could prevent us from making acquisitions or cause us to lose access to these facilities.

Our existing credit facilities contain restrictive covenants that limit our ability to, among other things:

- borrow money or guarantee the debts of others;
- use assets as security in other transactions;
- make investments or other restricted payments or distributions;
- change our business or enter into new lines of business;
- sell or acquire assets or merge with or into other companies.

In addition, our credit facilities require us to meet financial ratios, including "total indebtedness" to "consolidated trailing earnings before interest, taxes, depreciation, and amortization" (EBITDA) both as defined in the credit facility, and consolidated trailing EBITDA to consolidated trailing interest expense as defined in the credit facility.

These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs and could otherwise restrict our financing activities.

Our ability to comply with the covenants and other terms of our credit facilities will depend on our future operating performance. If we fail to comply with such covenants and terms, we will be in default and the maturity of the related debt could be accelerated and become immediately due and payable. We may be required to obtain waivers from our lenders in order to maintain compliance under our credit facilities, including waivers with respect to our compliance with certain financial covenants. If we are unable to obtain necessary waivers and the debt under our credit facilities is accelerated, we would be required to obtain replacement financing at prevailing market rates.

We may need new or additional financing in the future to expand our business or refinance existing indebtedness. If we are unable to access capital on satisfactory terms and conditions, we may not be able to expand our business or meet our payment requirements under our existing credit facilities. Our ability to obtain new or additional financing will depend on a variety of factors, many of which are beyond our control. We may not be able to obtain new or additional financing because we have substantial debt or because we may not have sufficient cash flow to service or repay our existing or future debt. In addition, depending on market conditions and our financial performance, neither debt nor equity financing may be available on satisfactory terms or at all. Finally, as a consequence of worsening financial market conditions, our credit facility providers may not provide the agreed credit if they become undercapitalized.

Rapid changes in interest rates could adversely affect us.
Any period of unexpected or rapid increase in interest rates may also adversely affect our profitability. At October 31, 2013, we had $652,594 of total debt and notes payable outstanding, of which 59 percent was priced at interest rates that float with the market. A one percent increase in the interest rate on the floating rate debt in 2013 would have resulted in approximately $3,464 of additional interest expense. A higher level of floating rate debt would increase the exposure to changes in interest rates. For additional detail related to this risk, see Item 7A, Quantitative and Qualitative Disclosure About Market Risk.

The level of returns on pension plan assets and changes in the actuarial assumptions used could adversely affect us.

Our operating results may be positively or negatively impacted by the amount of expense we record for our defined benefit pension plans. U.S. GAAP requires that we calculate pension expense using actuarial valuations, which are dependent upon our various assumptions including estimates of expected long-term rate of return on plan assets, discount rates for future payment obligations, and the expected rate of increase in future compensation levels. Our pension expense and funding requirements may also be affected by our actual return on plan assets and by legislation and other government regulatory actions. Changes in assumptions, laws or regulations could lead to variability in operating results and could have a material adverse impact on liquidity.

New regulations related to conflict-free minerals may result in additional expenses that could affect our financial condition and business operations.

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC promulgated final rules regarding disclosure of the use of certain minerals, known as conflict minerals, which are mined from the Democratic Republic of the Congo and adjoining countries, as well as procedures regarding a manufacturer's efforts to prevent the sourcing of such minerals and metals produced from those minerals. These new disclosure obligations will require due diligence efforts to support our initial disclosure requirements effective in May 2014. We will incur costs associated with complying with such disclosure requirements, including costs associated with canvassing our supply chain to determine the source country of any conflict minerals incorporated in our products, in addition to the cost of remediation and other changes to products, processes, or sources of supply as a consequence of such verification activities. In addition, the implementation of these rules could adversely affect the sourcing, supply, and pricing of materials used in our products.

Political conditions in foreign countries in which we operate could adversely affect us.

We conduct our manufacturing, sales and distribution operations on a worldwide basis and are subject to risks associated with doing business outside the United States. In 2013, approximately 70 percent of our total sales were to customers outside the United States. We expect that international operations and United States export sales will continue to be important to our business for the foreseeable future. Both sales from international operations and export sales are subject in varying degrees to risks inherent in doing business outside the United States. Such risks include, but are not limited to, the following:

- risks of economic instability;
- unanticipated or unfavorable circumstances arising from host country laws or regulations;
- threats of war, terrorism or governmental instability;
- significant foreign and U.S. taxes on repatriated cash;
- restrictions on the transfer of funds into or out of a country;
- currency exchange rate fluctuations;
- potential negative consequences from changes to taxation policies;
- the disruption of operations from labor and political disturbances;
- the imposition of tariffs, import or export licensing requirements;
- exchange controls or other trade restrictions including transfer pricing restrictions when products produced in one country are sold to an affiliated entity in another country.

Any of these events could reduce the demand for our products, limit the prices at which we can sell our products, or otherwise have an adverse effect on our operating performance.

Our international operations also depend upon favorable trade relations between the U.S. and those foreign countries in which our customers, subcontractors and materials suppliers have operations. A protectionist trade environment in either the U.S. or those foreign countries in which we do business, such as a change in the current tariff structures, export compliance or other trade policies, may materially and adversely affect our ability to sell our products in foreign markets.

Our business and operating results may be adversely affected by natural disasters or other catastrophic events beyond our control.
While we have taken precautions to prevent production and service interruptions at our global facilities, severe weather conditions such as hurricanes or tornadoes, as well major earthquakes and other natural disasters, in areas in which we have manufacturing facilities or from which we obtain products may cause physical damage to our properties, closure of one or more of our manufacturing or distribution facilities, lack of an adequate work force in a market, temporary disruption in the supply of inventory, disruption in the transport of products and utilities, and delays in the delivery of products to our customers. Any of these factors may disrupt our operations and adversely affect our financial condition and results of operations.

The insurance that we maintain may not fully cover all potential exposures.
We maintain property, business interruption and casualty insurance but such insurance may not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We are potentially at risk if one or more of our insurance carriers fail. Additionally, severe disruptions in the domestic and global financial markets could adversely impact the ratings and survival of some insurers. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table summarizes our principal properties as of October 31, 2013:

Location	Description of Property	Approximate Square Feet
Amherst, Ohio[2, 3]	A manufacturing, laboratory and office complex	521,000
Duluth, Georgia[1]	A manufacturing, laboratory and office building	176,000
Swainsboro, Georgia[1]	A manufacturing building (leased)	136,000
East Providence, Rhode Island[2]	A manufacturing, warehouse and office building	116,000
Pulaski, Virginia[1]	A manufacturing, warehouse and office building	101,000
Carlsbad, California[2]	Two manufacturing and office buildings (leased)	88,000
Robbinsville, New Jersey[2]	A manufacturing, warehouse and office building (leased)	88,000
Chippewa Falls, Wisconsin[1]	A manufacturing, warehouse and office building (leased)	86,000
New Castle, Pennsylvania[1]	A manufacturing, warehouse and office building	76,000
Youngstown, Ohio[1]	A manufacturing, warehouse and office building (leased)	58,000
Chippewa Falls, Wisconsin[1]	A manufacturing, warehouse and office building (leased)	45,000
Ft. Collins, Colorado[2]	A manufacturing, warehouse and office building (leased)	42,000
Vista, California[2]	A manufacturing building (leased)	41,000
Hickory, North Carolina[1]	A manufacturing, warehouse and office building (leased)	41,000
Eagan, Minnesota[2]	A manufacturing, warehouse and office building (leased)	35,000
Plymouth, Michigan[3]	Two manufacturing, warehouse and office buildings (leased)	35,000
Westlake, Ohio	Corporate headquarters	28,000
Chippewa Falls, Wisconsin[1]	An engineering and laboratory building (leased)	20,000
Shanghai, China[1, 3]	A manufacturing, warehouse and office building (leased)	134,000
Lüneburg, Germany[1]	A manufacturing and laboratory building	129,000
Shanghai, China[1,2, 3]	An office and laboratory building	86,000
Chonburi, Thailand[1]	A manufacturing, warehouse and office building	70,000
Shanghai, China[1]	A manufacturing, warehouse and office building (leased)	56,000
Bangalore, India[1, 2, 3]	A manufacturing, warehouse and office building	56,000
Maastricht, Netherlands[1, 2, 3]	A manufacturing, warehouse and office building	54,000
Münster, Germany[1]	A manufacturing, warehouse and office building (leased)	51,000
Erkrath, Germany[1,2, 3]	An office, laboratory and warehouse building (leased)	48,000
Temse, Belgium[1]	A manufacturing, warehouse and office building (leased)	44,000
Suzhou, China[2]	A manufacturing, warehouse and office building (leased)	42,000
Tokyo, Japan[1, 2, 3]	An office, laboratory and warehouse building (leased)	42,000
Münster, Germany[1]	A manufacturing, warehouse and office building (leased)	39,000
Aylesbury, U.K.[1,2]	A manufacturing, warehouse and office building (leased)	36,000
Shanghai, China[1]	An engineering and laboratory building	24,000
El Marques, Mexico[1, 2, 3]	A warehouse and office building (leased)	22,000
Singapore[1, 2, 3]	A warehouse and office building (leased)	16,000
Lagny Sur Marne, France[1, 3]	An office building (leased)	6,000
Segrate, Italy[1, 3]	An office, laboratory and warehouse building (leased)	5,000

Business Segment — Property Identification Legend

1 — Adhesive Dispensing Systems
2 — Advanced Technology Systems
3 — Industrial Coating Systems

The facilities listed have adequate, suitable and sufficient capacity (production and nonproduction) to meet present and foreseeable demand for our products.

Other properties at international subsidiary locations and at branch locations within the United States are leased. Lease terms do not exceed 25 years and generally contain a provision for cancellation with some penalty at an earlier date. Information about leases is reported in Note 10 of Notes to Consolidated Financial Statements that can be found in Part II, Item 8 of this document.

Item 3. Legal Proceedings

We are involved in pending or potential litigation regarding environmental, product liability, patent, contract, employee and other matters arising from the normal course of business. Including the environmental matter discussed below, it is our opinion, after consultation with legal counsel, that resolutions of these matters are not expected to result in a material effect on our financial condition, quarterly or annual operating results or cash flows.

Environmental — We have voluntarily agreed with the City of New Richmond, Wisconsin and other Potentially Responsible Parties to share costs associated with the remediation of the City of New Richmond municipal landfill (the "Site") and constructing a potable water delivery system serving the impacted area down gradient of the Site. At October 31, 2013 and 2012, our accrual for the ongoing operation, maintenance and monitoring obligation at the Site was $668 and $750, respectively.

The liability for environmental remediation represents management's best estimate of the probable and reasonably estimable undiscounted costs related to known remediation obligations. The accuracy of our estimate of environmental liability is affected by several uncertainties such as additional requirements that may be identified in connection with remedial activities, the complexity and evolution of environmental laws and regulations, and the identification of presently unknown remediation requirements. Consequently, our liability could be greater than our current estimate. However, we do not expect that the costs associated with remediation will have a material adverse effect on our financial condition or results of operations.

Item 4. Mine Safety Disclosures

None.

Executive Officers of the Company

Our executive officers as of October 31, 2013, were as follows:

Name	Age	Officer Since	Position or Office with The Company and Business Experience During the Past Five (5) Year Period
Michael F. Hilton	59	2010	President and Chief Executive Officer, 2010 Senior Vice President and General Manager-Electronics and Performance Materials Segment of Air Products and Chemicals, Inc., 2007
John J. Keane	52	2003	Senior Vice President, 2005
Peter G. Lambert	53	2005	Senior Vice President, 2010 Vice President, 2005
Gregory P. Merk	42	2006	Senior Vice President, 2013 Vice President, 2006
Gregory A. Thaxton	52	2007	Senior Vice President, Chief Financial Officer, 2012 Vice President, Chief Financial Officer, 2008
Douglas C. Bloomfield	54	2005	Vice President, 2005
James E. DeVries	54	2012	Vice President, 2012 Vice President Global Continuous Improvement, 2011 Vice President North America and China, Engineering (Adhesive Dispensing Systems), 2010 Vice President Adhesive Dispensing Systems, North America, 2009 Vice President Global Business Development (Adhesive Dispensing Systems), 2008
Shelly M. Peet	48	2007	Vice President, 2009 Vice President, Chief Information Officer, 2007
Robert E. Veillette	61	2007	Vice President, General Counsel and Secretary, 2007

PART II

Item 5. Market for the Company's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Dividends

(a) Our common shares are listed on the Nasdaq Global Select Market under the symbol NDSN. As of November 29, 2013, there were 1,623 registered shareholders. The table below is a summary of dividends paid per common share and the range of closing market prices during each quarter of 2013 and 2012.

Quarters	Dividend Paid	Common Share Price High	Common Share Price Low
2013:			
First	**$ .15**	**$67.62**	**$58.89**
Second	**.15**	**70.60**	**61.33**
Third	**.15**	**75.00**	**67.26**
Fourth	**.18**	**74.90**	**66.65**
2012:			
First	$.125	$48.39	$39.65
Second	.125	56.46	46.35
Third	.125	54.19	47.85
Fourth	.15	62.81	50.17

Source: NASDAQ OMX

Performance Graph

The following is a graph that compares the five-year cumulative return, calculated on a dividend-reinvested basis, from investing $100 on November 1, 2008 in Nordson common shares, the S&P 500 Index, the S&P MidCap 400 Index, the S&P 500 Industrial Machinery Index, the S&P MidCap 400 Industrial Machinery Index, and our Peer Group.

COMPARISON OF CUMULATIVE TOTAL RETURN


NORDSON CORPORATION
S&P 500 INDEX
S&P MIDCAP 400
S&P 500 IND. MACHINERY
S&P MIDCAP 400 IND. MACHINERY
PEER GROUP
DOLLARS
500
450
400
350
300
250
200
150
100
50
0
2008
2009
2010
2011
2012
2013

Company/Market/Peer Group	2008	2009	2010	2011	2012	2013
Nordson Corporation	$100.00	$149.23	$226.27	$274.10	$356.22	$439.17
S&P 500 Index	$100.00	$109.80	$127.94	$138.29	$159.32	$204.36
S&P MidCap 400	$100.00	$118.18	$150.84	$163.74	$183.56	$247.03
S&P 500 Ind. Machinery	$100.00	$133.81	$171.21	$177.14	$211.99	$303.42
S&P MidCap 400 Ind. Machinery	$100.00	$123.56	$160.59	$182.65	$199.48	$275.62
Peer Group	$100.00	$106.92	$141.59	$158.97	$178.67	$241.77

Source: Zack's Investment Research

(b) Use of Proceeds. Not applicable.

(c) Issuer Purchases of Equity Securities

	Total Number of Shares Repurchased	Average Price Paid per Share	Total Number of Shares Repurchased as Part of Publicly Announced Plans or Programs(1)	Maximum Value of Shares That May Yet Be Purchased Under the Plans or Programs(1)
August 1, 2013 to August 31, 2013	9	$67.85	9	$200,000
September 1, 2013 to September 30, 2013	58	$68.29	58	$196,031
October 1, 2013 to October 31, 2013	—		—	$196,031
Total	67		67	

(1) In March 2012 the board of directors approved a repurchase program of up to $100,000. In August 2013 the board of directors replaced that program with a new repurchase program of up to $200,000. Uses for repurchased shares include the funding of benefit programs including stock options, restricted stock and 401(k) matching. Shares purchased are treated as treasury shares until used for such purposes. The repurchase program is being funded using cash from operations and proceeds from borrowings under our credit facilities.

Item 6. Selected Financial Data

Five-Year Summary

(In thousands except for per-share amounts)	2013	2012	2011	2010	2009
Operating Data[a]					
Sales	**$1,542,921**	$1,409,578	$1,233,159	$1,041,551	$ 819,165
Cost of sales	**676,777**	584,249	484,727	419,937	350,239
% of sales	**44**	41	39	40	43
Cost of sales — restructuring	**—**	2,040	—	—	—
Selling and administrative expenses	**541,169**	485,285	429,489	384,752	337,294
% of sales	**35**	34	35	37	41
Severance and restructuring costs	**1,126**	2,524	1,589	2,029	16,396
Goodwill and long-lived asset impairments	**—**	—	1,811	—	243,043
Operating profit (loss)	**323,849**	335,480	315,543	234,833	(127,807)
% of sales	**21**	24	26	23	(16)
Net income (loss)	**221,817**	224,829	222,364	168,048	(160,055)
% of sales	**14**	16	18	16	(20)
Financial Data[a]					
Working capital	**$ 365,099**	$ 242,939	$ 294,796	$ 259,117	$ 190,249
Net property, plant and equipment and other non-current assets	**1,441,719**	1,242,892	827,493	535,323	544,003
Total invested capital[b]	**1,498,082**	1,261,962	853,071	567,323	508,989
Total assets	**2,042,289**	1,829,515	1,304,450	986,354	890,674
Long-term liabilities	**918,955**	816,061	550,966	289,368	364,276
Shareholders' equity	**887,863**	669,770	571,323	505,072	369,976
Return on average invested capital — %[c]	**18**	23	35	32	10[d]
Return on average shareholders' equity — %[e]	**29**	38	39	40	13[f]
Per-Share Data[a][g]					
Average number of common shares	**64,214**	64,407	67,616	67,610	67,129
Average number of common shares and common share equivalents	**64,908**	65,103	68,425	68,442	67,129
Basic earnings (loss) per share	**$ 3.45**	$ 3.49	$ 3.29	$ 2.49	$ (2.38)
Diluted earnings (loss) per share	**3.42**	3.45	3.25	2.46	(2.38)
Dividends per common share	**0.63**	0.525	0.44	0.39	0.36875
Book value per common share	**13.83**	10.42	8.71	7.44	5.49

(a) See accompanying Notes to Consolidated Financial Statements.

(b) Notes payable, plus current portion of long-term debt, plus long-term debt, minus cash and marketable securities, plus shareholders' equity.

(c) Net income (loss), plus after-tax interest expense on borrowings as a percentage of the average of quarterly borrowings (net of cash) plus shareholders' equity over five accounting periods.

(d) The percentage for 2009 excludes goodwill and long-lived asset impairment charges. Including these charges, the return on average invested capital for 2009 would have been negative 21 percent.

(e) Net income (loss) as a percentage of average quarterly shareholders' equity over five accounting periods.

(f) The percentage for 2009 excludes goodwill and long-lived asset impairment charges. Including these charges, the return on average shareholder equity for 2009 would have been negative 28 percent.

(g) Amounts adjusted for 2-for-1 stock split effective April 12, 2011.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

NOTE REGARDING AMOUNTS AND FISCAL YEAR REFERENCES

In this annual report, all amounts related to United States dollars and foreign currency and to the number of Nordson Corporation's common shares, except for per share earnings and dividend amounts, are expressed in thousands.

Unless otherwise noted, all references to years relate to our fiscal year ending October 31.

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate the accounting policies and estimates that are used to prepare financial statements. We base our estimates on historical experience and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates used by management.

Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position are discussed below. On a regular basis, critical accounting policies are reviewed with the Audit Committee of the board of directors.

Revenue Recognition — Most of our revenues are recognized upon shipment, provided that persuasive evidence of an arrangement exists, the sales price is fixed or determinable, collectability is reasonably assured, and title and risk of loss have passed to the customer. The FASB has issued guidance on multiple deliverable arrangements that establishes a relative selling price hierarchy for determining the selling price of a deliverable based on vendor specific objective evidence (VSOE) if available, third-party evidence (TPE) if vendor-specific objective evidence is not available, or best estimated selling price (BESP) if neither vendor-specific objective evidence nor third-party evidence is available. Our multiple deliverable arrangements include installation, installation supervision, training, and spare parts, which tend to be completed in a short period of time, at an insignificant cost, and utilizing skills not unique to us, and, therefore, are typically regarded as inconsequential or perfunctory. Revenue for undelivered items is deferred and included within accrued liabilities in the accompanying balance sheet. Revenues deferred in 2013, 2012 and 2011 were not material.

Goodwill — Goodwill is the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired in various business combinations. Goodwill is not amortized but is tested for impairment annually at the reporting unit level, or more often if indications of impairment exist. Our reporting units are the Adhesive Dispensing Systems segment, the Industrial Coating Systems segment and one level below the Advanced Technology Systems segment.

We test goodwill in accordance with Accounting Standards Codification (ASC) 350. The goodwill impairment test is a two-step process. In the first step, performed in the fourth quarter of each year, we calculate a reporting unit's fair value using a discounted cash flow valuation methodology and compare the result against the reporting unit's carrying value of net assets. If the carrying value of a reporting unit is close to or exceeds its fair value, then a second step is performed to determine if goodwill is impaired. We used independent valuation specialists to assist with refining our assumptions and methods used to determine fair values using Discounted Cash Flow (DCF) methodology for our reporting units and other long-lived assets and to prepare indications of value derived from a market approach using guideline companies and a reconciliation to results of the DCF approach. In step one, the assumptions used for discounted cash flow, revenue growth, operating margin, and working capital turnover are based on general management's strategic plans tempered by performance trends and reasonable expectations about those trends. Terminal value calculations employ a published formula known as the "Gordon Growth Model Method" that essentially captures the present value of perpetual cash flows beyond the last projected period assuming a constant Weighted Average Cost of Capital (WACC) methodology and growth rate. For each reporting unit, a sensitivity analysis is performed to vary the discount and terminal growth rates in order to provide a range of reasonableness that our expected assumptions are fair for detecting impairment.

Discount rates are developed using a WACC methodology. The WACC represents the blended average required rate of return for equity and debt capital based on observed market return data and company specific risk factors. For 2013, the discount rates used ranged from 10 percent to 19 percent depending upon the reporting unit's size, end market volatility, and projection risk. The calculated internal rate of return for the step one consolidated valuation was 11 percent, the same as the calculated WACC for total Nordson.

To test the reasonableness of the discounted cash flow valuations, we performed the control premium test, which compares the sum of the fair values calculated for our reporting units (net of debt) to the market value of equity. The control premium was negative 17 percent as of the test date of August 1, 2013 and October 31, 2013. The control premium indicated that the discounted cash flow valuation was reasonable. In addition, indications of value derived for each reporting unit using the market approach reconciled reasonably with the results of the discounted cash flow approach.

In 2013 and 2012, the results of our step one testing indicated no impairment; therefore, the second step of impairment testing was not necessary.

The excess of fair value (FV) over carrying value (CV) was compared to the carrying value for each reporting unit. Based on the results shown in the table below and based on our measurement date of August 1, 2013, our conclusion is that no indicators of impairment exist in 2013. Potential events or circumstances, such as a sustained downturn in global economies, could have a negative effect on estimated fair values.

	WACC	Excess of FV over CV	Goodwill
Adhesive Dispensing Systems Segment	10%	339%	$288,712
Industrial Coating Systems Segment	14%	199%	$ 24,058
Advanced Technology Systems Segment — Electronics Systems	11%	1015%	$ 15,138
Advanced Technology Systems Segment — Fluid Management	12%	63%	$475,855
Advanced Technology Systems Segment — Test & Inspection	19%	71%	$ 14,397

The table above does not include two acquisitions that occurred after the August 1 measurement date but before our fiscal year-end. We acquired the Kreyenborg Group's Kreyenborg GmbH and BKG Bruckmann & Kreyenborg Granuliertechnik GmbH ("the Kreyenborg Group") on August 30, 2013 and certain assets from Nellcor Puritan Bennett Mexico, S.A. de C.V., a subsidiary of Covidien LP on September 27, 2013. Determination of the preliminary goodwill associated with these acquisitions was completed with the assistance of independent valuation specialists in October 2013. Since the dates of the valuations, no events or changes in circumstances have occurred that would more likely than not reduce the fair value of these acquisitions below their carrying values. For future valuation purposes, the Kreyenborg Group will be included in our Adhesive Dispensing Systems segment, and the assets acquired from Nellcor will be included in Advanced Technology Systems — Fluid Management.

Other Long-Lived Assets — We test other depreciable and amortizable long-lived assets for recoverability in accordance with ASC 360 using undiscounted cash flows. Long-lived assets are grouped at the lowest level for which there are identifiable cash flows. The total carrying value of long-lived assets for each reporting unit has been compared to the forecasted cash flows of each reporting unit's long-lived assets being tested. Cash flows have been defined as earnings before interest, taxes, depreciation, and amortization, less annual maintenance capital spending.

Estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) are based on the remaining useful life of the asset. We believe that the relative value of long-lived assets within each reporting unit is a reasonable proxy for the relative importance of the assets in the production of cash flow. To get to a reasonable forecast period, the aggregate net book value of long-lived assets was divided by the current depreciation and amortization value to arrive at a blended remaining useful life. Our calculations for 2013 showed the undiscounted aggregate value of cash flows over the remaining useful life for each reporting unit was greater than the respective carrying value of the long-lived assets within each reporting unit, so no impairment charges were recognized.

Inventories — Inventories are valued at the lower of cost or market. Cost was determined using the last-in, first-out (LIFO) method for 21 percent of consolidated inventories at October 31, 2013, and 24 percent at October 31, 2012, with the first-in, first-out (FIFO) method used for the remaining inventory. On an ongoing basis, inventory is tested for technical obsolescence, as well as for future demand and changes in market conditions. We have historically maintained inventory reserves to reflect those conditions when the cost of inventory is not expected to be recovered. Reserves are also maintained for inventory used for demonstration purposes. The inventory reserve balance was $26,579, $20,505 and $16,050 at October 31, 2013, 2012 and 2011, respectively.

Pension Plans and Postretirement Medical Plans — The measurement of liabilities related to our pension plans and postretirement medical plans is based on management's assumptions related to future factors, including interest rates, return on pension plan assets, compensation increases, mortality and turnover assumptions, and health care cost trend rates.

The weighted-average discount rate used to determine the present value of our domestic pension plan obligations was 4.75 percent at October 31, 2013 and 3.85 percent at October 31, 2012. The weighted-average discount rate used to determine the present value of our various international pension plan obligations was 3.72 percent at October 31, 2013, compared to 3.52 percent at October 31, 2012. The discount rates used for all plans were determined by using quality fixed income investments with a duration period approximately equal to the period over which pension obligations are expected to be settled.

In determining the expected return on plan assets, we consider both historical performance and an estimate of future long-term rates of return on assets similar to those in our plans. We consult with and consider the opinions of financial and actuarial experts in developing appropriate return assumptions. The expected rate of return (long-term investment rate) on domestic pension assets used to determine net benefit costs was 7.24 percent in 2013 and 7.75 percent in 2012. The average expected rate of return on international pension assets used to determine net benefit costs was 4.43 percent in 2013 and 4.85 percent in 2012.

The assumed rate of compensation increases used to determine the present value of our domestic pension plan obligations was 3.30 percent at October 31, 2013 and October 31, 2012. The assumed rate of compensation increases used to determine the present value of our international pension plan obligations was 3.18 percent at October 31, 2013, compared to 3.13 percent at October 31, 2012.

Annual expense amounts are determined based on the discount rate used at the end of the prior year. Differences between actual and assumed investment returns on pension plan assets result in actuarial gains or losses that are amortized into expense over a period of years.

Economic assumptions have a significant effect on the amounts reported. The effect of a one percent change in the discount rate, expected return on assets and compensation increase is shown in the table below. Bracketed numbers represent decreases in expense and obligation amounts.

	United States		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in 2013	$ (4,340)	$ 5,207	$ (1,052)	$ 1,343
Effect on pension obligation as of October 31, 2013	$(34,718)	$ 42,756	$(13,572)	$17,606
Expected return on assets:				
Effect on total service and interest cost components in 2013	$ (2,019)	$ 2,019	$ (348)	$ 348
Effect on pension obligation as of October 31, 2013	$ —	$ —	$ —	$ —
Compensation increase:				
Effect on total service and interest cost components in 2013	$ 3,580	$ (2,967)	$ 869	$ (726)
Effect on pension obligation as of October 31, 2013	$ 14,832	$(12,619)	$ 6,039	$ (5,300)

With respect to the domestic postretirement medical plan, the discount rate used to value the benefit plan was 4.80 percent at October 31, 2013 and 3.85 percent at October 31, 2012. The annual rate of increase in the per capita cost of covered benefits (the health care cost trend rate) is assumed to be 4.12 percent in 2014, decreasing gradually to 3.47 percent in 2021.

For the international postretirement plan, the discount rate used to value the benefit obligation was 4.95 percent at October 31, 2013 and 4.40 percent at October 31, 2012. The annual rate of increase in the per capita cost of covered benefits (the health care cost trend rate) is assumed to be 6.65 percent in 2014, decreasing gradually to 3.50 percent in 2031.

The discount rate and the health care cost trend rate assumptions have a significant effect on the amounts reported. For example, a one-percentage point change in the discount rate and assumed health care cost trend rate would have the following effects:

	United States		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in 2013	$ (758)	$ 911	$ (20)	$ 11
Effect on postretirement obligation as of October 31, 2013	$(7,945)	$ 9,886	$(138)	$ 181
Health care trend rate:				
Effect on total service and interest cost components in 2013	$ 630	$ (508)	$ 17	$ (13)
Effect on postretirement obligation as of October 31, 2013	$ 8,907	$(7,286)	$ 172	$(135)

Employees hired after January 1, 2002, are not eligible to participate in the domestic postretirement medical plan.

Pension and postretirement expenses in 2014 are expected to be approximately $5,257 lower than 2013, primarily due to changes in discount rates.

Financial Instruments — Assets, liabilities and commitments that are to be settled in cash and are denominated in foreign currencies are sensitive to changes in currency exchange rates. We enter into foreign currency forward contracts, which are derivative financial instruments, to reduce the risk of foreign currency exposures resulting from the collection of receivables, payables and loans denominated in foreign currencies. The maturities of these contracts are usually less than 90 days. Forward contracts are not designated as hedging instruments and therefore are marked to market each accounting period, and the resulting gains or losses are included in "other–net" within other income (expense) in the Consolidated Statement of Income.

Warranties — We provide customers with a product warranty that requires us to repair or replace defective products within a specified period of time (generally one year) from the date of delivery or first use. An accrual is recorded for expected warranty costs for products shipped through the end of each accounting period. In determining the amount of the accrual, we rely primarily on historical warranty claims. Amounts charged to the warranty reserve were $7,891, $5,430 and $7,417 in 2013, 2012 and 2011, respectively. The reserve balance was $9,409, $8,929 and $6,723 at October 31, 2013, 2012 and 2011, respectively.

Long-Term Incentive Plan (LTIP) — Under the long-term incentive plan, executive officers and selected other key employees receive share awards based on corporate performance measures over three-year performance periods. Awards vary based on the degree to which corporate performance equals or exceeds predetermined threshold, target and maximum performance levels at the end of a performance period. No award will occur unless certain threshold performance objectives are equaled or exceeded. The amount of compensation expense is based upon current performance projections for each three-year period and the percentage of the requisite service that has been rendered. The calculations are also based upon the grant date fair value determined using the closing market price of common stock at the grant date, reduced by the implied value of dividends not to be paid. Awards are recorded as capital in excess of stated value in shareholders' equity. The cumulative amount recorded at October 31, 2013 for the plans originating in 2011, 2012 and 2013 was $8,083.

Compensation expense attributable to all LTIP performance periods for executive officers and selected other key employees for 2013, 2012 and 2011 was $3,588, $4,235 and $4,067, respectively.

2013 compared to 2012

Sales — Worldwide sales for 2013 were $1,542,921, an increase of 9.5 percent from 2012 sales of $1,409,578. Sales volume increased 10.6 percent, and unfavorable currency effects caused by the stronger U.S. dollar primarily against the Japanese Yen reduced sales by 1.1 percent. The volume increase consisted of 10.2 percent from acquisitions and 0.4 percent from organic growth. Three acquisitions were made during 2013: the Kreyenborg Group and certain assets of Kodama Chemical Industry Co., Ltd. , which were both included within the Adhesive Dispensing Systems segment, and certain assets of Nellcor Puritan Bennett Mexico, S.A. de C.V., a subsidiary of Covidien LP ("Nellcor") which was included within the Advanced Technology Systems segment. Three acquisitions were made during 2012: EDI Holdings, Inc. (EDI) and Xaloy Superior Holdings, Inc. (Xaloy), which were included within the Adhesive Dispensing Systems segment, and Sealant Equipment & Engineering, Inc. (SEE), which was included within the Industrial Coating Systems segment.

As used throughout this Form 10-K, geographic regions include the Americas (Canada, Mexico and Central and South America), Asia Pacific (excluding Japan), Europe, Japan, and the United States.

Sales of the Adhesive Dispensing Systems segment were $793,488 in 2013, an increase of $109,392, or 16.0 percent, from 2012 sales of $684,096. The increase was the result of a sales volume increase of 17.6 percent offset by unfavorable currency effects that reduced sales by 1.6 percent. The sales volume increase consisted of 18.8 percent from acquisitions offset by a 1.2 percent reduction in organic volume. Sales volume, inclusive of acquisitions, increased in all geographic regions and was particularly strong in the United States and Asia Pacific regions. Growth in our solar applications, paper board packaging and certain durable goods markets was partially offset by softness in our plastics processing markets and disposable hygiene product markets.

Sales of the Advanced Technology Systems segment were $516,266 in 2013, an increase of $274, or 0.1 percent, from 2012 sales of $515,992. The increase was the result of a sales volume increase of 0.3 percent offset by unfavorable currency effects that reduced sales by 0.2 percent. The sales volume increase was solely due to organic growth. Within the segment, volume increases occurred in all geographic regions, except Asia Pacific, and were most pronounced in Japan. Growth in our automotive electronics, display assembly, printed circuit board assembly and medical equipment markets was offset by softness in our semiconductor packaging and industrial assembly end markets.

Sales of the Industrial Coating Systems segment were $233,167 in 2013, an increase of $23,677, or 11.3 percent, from 2012 sales of $209,490. The increase was the result of a sales volume increase of 12.7 percent offset by unfavorable currency effects that reduced sales by 1.4 percent. The sales volume increase consisted of 5.6 percent organic growth and 7.1 percent from an acquisition. Sales volume, inclusive of acquisitions, increased in the United States, Americas, and Japan regions. Growth in some of our consumer and industrial durable goods markets was offset by softness in our large dollar systems supporting automotive OEMs and container coating markets.

Sales outside the United States accounted for 69.8 percent of our sales in 2013, versus 72.4 percent in 2012. On a geographic basis, sales in the United States were $465,789, an increase of 19.8 percent from 2012. The increase consisted of 1.5 percent organic volume and 18.3 percent from acquisitions. In the Americas region, sales were $123,654, up 13.4 percent from the prior year, with volume increasing 14.8 percent offset by unfavorable currency effects of 1.4 percent. The increase in sales volume consisted of 5.8 percent organic volume and 9.0 percent from acquisitions. Sales in Europe were $416,725 in 2013, up 9.4 percent from 2012, with volume increasing 8.1 and favorable currency effects of 1.3 percent. The increase in sales volume consisted primarily of 8.0 percent from acquisitions. Sales in Japan for 2013 were $127,945, an increase of 0.3 percent from the prior year. The increase consisted of volume of 16.1 percent offset by unfavorable currency effects of 15.8 percent. The increase in sales volume consisted of 8.5 percent organic volume and 7.6 percent from acquisitions. Sales in the Asia Pacific region were $408,808, up 1.4 percent from the prior year, with volume increasing 0.9 percent, and favorable currency effects of 0.5 percent. The increase in sales volume consisted of 5.4 percent from acquisitions offset by a decline in organic volume of 4.5 percent.

It is estimated that the effect of pricing on total revenue was neutral relative to 2012.

Operating profit — Cost of sales, including those costs classified as restructuring, were $676,777 in 2013, up 15.4 percent from 2012. The increase compared to 2012 is primarily due to increased sales volume. Gross profit, expressed as a percentage of sales, decreased to 56.1 percent in 2013 from 58.4 percent in 2012. The reduction in gross margin was primarily a result of lower product line margins relating to 2013 and 2012 acquisitions, as well as a higher mix of systems revenue in our legacy business and currency effects.

Selling and administrative expenses, excluding severance and restructuring costs, were $541,169 in 2013, an increase of $55,884, or 11.5 percent, from 2012. The increase was primarily due to the addition of acquired businesses, acquisition transaction costs and higher compensation expenses related to increased employment levels, partially offset by currency effects that reduced expenses.

Selling and administrative expenses as a percentage of sales increased to 35.1 percent in 2013 from 34.4 percent in 2012, due primarily to the acquired businesses and modest organic sales volume growth.

Severance and restructuring costs of $1,126 were recorded during 2013. Within the Adhesives Dispensing Systems segment, a restructuring program to optimize certain European operations resulted in costs of $315. Within the Advanced Technology Systems segment, restructuring initiatives that involved plant and facility consolidations and other programs resulted in severance costs of $811 in 2013.

Operating profit as a percentage of sales was 21.0 percent in 2013 compared to 23.8 percent in 2012. The decrease was primarily due to the dilutive effect of 2013 and 2012 acquisitions, as well as modest organic sales growth and higher selling and administrative expenses.

Segment operating margins in 2013 and 2012 were as follows:

Segment	2013	2012
Adhesive Dispensing Systems	25.7%	30.9%
Advanced Technology Systems	23.9%	26.0%
Industrial Coating Systems	14.5%	12.4%

Operating capacity for each of our segments can support fluctuations in order activity without significant changes in operating costs. Also, currency translation affects reported operating margins. Operating margins for each segment were unfavorably impacted by a stronger dollar during 2013 as compared to 2012.

Operating profit as a percentage of sales for the Adhesive Dispensing Systems segment decreased to 25.7 percent in 2013 from 30.9 percent in 2012. The decrease was primarily due to the dilutive effect of 2013 and 2012 acquisitions.

Operating profit as a percentage of sales for the Advanced Technology Systems segment was 23.9 percent in 2013 compared to 26.0 percent in 2012. The decline was partially due to a higher mix of engineered systems serving mobile electronic device customers and incremental spending on initiatives that are intended to drive growth in future periods.

Operating profit as a percentage of sales for the Industrial Coating Systems segment was 14.5 percent in 2013 compared to 12.4 percent in 2012. The increase was primarily due to better absorption of fixed expenses, as well as the accretive effect of a 2012 acquisition.

Interest and other income (expense) — Interest expense in 2013 was $14,841, an increase of $3,688, or 33.1 percent, from 2012. The increase was due to higher borrowing levels resulting primarily from acquisitions in the second half of 2012 and 2013.

Other income in 2013 was $1,694 compared to $1,463 in 2012. Included in 2013 were the gain on sale of real estate in China of $2,106 and foreign currency losses of $2,214. The 2012 amount included a net gain of $713 on the sale of three facilities within the Adhesive Dispensing Systems segment and foreign currency losses of $1,016.

Income taxes — Income tax expense in 2013 was $89,306, or 28.7 percent of pre-tax income, as compared to $101,424, or 31.1 percent of pre-tax income in 2012.

The 2013 rate was impacted by a favorable adjustment to unrecognized tax benefits of $900 primarily related to expiration of certain foreign statutes of limitations. On January 2, 2013, the American Taxpayer Relief Act of 2012 was enacted which retroactively reinstated and extended the Federal Research and Development Tax Credit (Federal R&D Tax Credit) from January 1, 2012 to December 31, 2013 and extended certain other tax provisions. As a result, the Company's income tax expense for 2013 includes a discrete tax benefit of $1,700 related to 2012.

The 2012 tax rate was impacted by a favorable adjustment related to our 2011 tax provision that reduced income taxes by $400, a favorable adjustment to deferred taxes related to a tax rate reduction in the United Kingdom that reduced income taxes by $175, and additional tax expense of $325 related to an adjustment of deferred taxes resulting from a tax rate reduction in Japan.

Net income (loss) — Net income was $221,817, or $3.42 per diluted share, in 2013, compared to net income of $224,829, or $3.45 per diluted share in 2012. This represented a 1.3 percent decrease in net income and a 0.9 percent decrease in diluted earnings per share.

Recently issued accounting standards — In September 2011, the FASB issued guidance amending the way companies test for goodwill impairment. Companies will have the option to first assess qualitative factors to determine the existence of events or circumstances that lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, companies determine that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is unnecessary. This guidance did not change our annual process for goodwill impairment testing or impact the financial statements.

In February 2013, the FASB issued an Accounting Standards Update (ASU) requiring new disclosures for reclassifications from accumulated other comprehensive income to net income. Companies are required to present these disclosures either on the face of the statement where net income is presented or in the notes to the consolidated financial statements. This guidance is effective for us beginning in the first quarter of 2014. It will only be a change in disclosure, so we do not believe the adoption of this ASU will have a material effect on the consolidated financial statements.

In July 2013, the FASB issued an ASU which requires the netting of unrecognized tax benefits against a deferred tax asset for a loss or other carry forward that would apply in settlement of uncertain tax positions. Under the new standard, unrecognized tax benefits will be netted against all available same-jurisdiction loss or other tax carry forwards that would be utilized, rather than only against carry forwards that are created by the unrecognized tax benefits. The new guidance is effective prospectively to all existing unrecognized tax benefits, but entities can choose to apply it retrospectively. The guidance will be effective for us in our first quarter of 2015, with early adoption permitted. We are currently assessing the impact this guidance will have on our consolidated financial statements.

2012 compared to 2011

Sales — Worldwide sales for 2012 were $1,409,578, an increase of 14.3 percent from 2011 sales of $1,233,159. Sales volume increased 16.4 percent, and unfavorable currency effects caused by the stronger U.S. dollar decreased sales by 2.1 percent. The volume increase consisted of 8.5 percent from acquisitions and 7.9 percent from organic growth. Three acquisitions were made during 2012: EDI Holdings, Inc. (EDI) and Xaloy Superior Holdings, Inc. (Xaloy), which were included within the Adhesive Dispensing Systems segment, and Sealant Equipment & Engineering, Inc. (SEE), which was included within the Industrial Coating Systems segment. Three acquisitions were made during 2011: Micromedics, Inc. (Micromedics) and Value Plastics, which were included within the Advanced Technology Systems segment, and Constructiewerkhuizen G. Verbruggen NV (Verbruggen), which was included within the Adhesive Dispensing Systems segment.

As used throughout this Form 10-K, geographic regions include the Americas (Canada, Mexico and Central and South America), Asia Pacific (excluding Japan), Europe, Japan, and the United States.

Sales of the Adhesive Dispensing Systems segment were $684,096 in 2012, an increase of $72,185, or 11.8 percent, from 2011 sales of $611,911. The increase was the result of a sales volume increase of 14.9 percent offset by unfavorable currency effects that reduced sales by 3.1 percent. The sales volume increase consisted of 2.0 percent organic volume growth and 12.9 percent from acquisitions. Sales volume, inclusive of acquisitions, increased in all geographic regions and was particularly strong in the United States and Asia Pacific regions.

Sales of the Advanced Technology Systems segment were $515,992 in 2012, an increase of $78,760, or 18.0 percent, from 2011 sales of $437,232. The increase was the result of a sales volume increase of 18.9 percent offset by unfavorable currency effects that decreased sales by 0.9 percent. The sales volume increase consisted of 13.9 percent organic growth and 5.0 percent from acquisitions. Within the segment, volume increases occurred in all geographic regions, except Europe, and were most pronounced in Asia Pacific. Volume increases were driven by strong broad-based demand for dispensing and test and inspection in electronics end markets, especially for mobile device applications.

In 2012, sales of the Industrial Coating Systems segment were $209,490, an increase of $25,474, or 13.8 percent, from 2011 sales of $184,016. The increase was the result of a sales volume increase of 15.5 percent offset by unfavorable currency effects that reduced sales by 1.7 percent. The sales volume increase consisted of 13.3 percent organic growth and 2.2 percent from an acquisition. Sales volume increased in all geographic regions except the Americas and was most pronounced in the United States. The sales volume increase was driven by durable goods manufacturers' demand for our coating and cold material system solutions.

Sales outside the United States accounted for 72.4 percent of our sales in 2012, versus 74.7 percent last year. On a geographic basis, sales in the United States were $388,904, an increase of 24.5 percent from 2011. The increase consisted of 8.2 percent organic volume and 16.3 percent from acquisitions. In the Americas region, sales were $109,074, up 6.9 percent from the prior year, with volume increasing 11.3 percent offset by unfavorable currency effects of 4.4 percent. The increase in sales volume consisted of 4.3 percent organic volume and 7.0 percent from acquisitions. Sales in Europe were $381,005 in 2012, a decrease of 2.4 percent from 2011. Sales volume increases of 3.6 percent were offset by unfavorable currency effects of 6.0 percent. The increase in sales volume consisted of a decline in organic volume of 3.1 percent offset by 6.7 percent from acquisitions. Sales in Japan for 2012 were $127,509, an increase of 14.9 percent from the prior year. The increase consisted of volume of 13.4 percent and favorable currency effects of 1.5 percent. The increase in sales volume consisted of 9.1 percent organic volume and 4.3 percent from acquisitions. In Asia Pacific, sales were $403,086, up 27.0 percent from 2011, with volume increasing 27.1 percent, partially offset by unfavorable currency effects of 0.1 percent. The increase in sales volume consisted of 22.2 percent organic volume and 4.9 percent from acquisitions.

It is estimated that the effect of pricing on total revenue was neutral relative to 2011.

Operating profit — Cost of sales, including those costs classified as restructuring, were $586,289 in 2012, up 21.0 percent from 2011. The increase compared to 2011 is primarily due to increased sales volume. Gross margin, expressed as a percentage of sales, decreased to 58.4 percent in 2012 from 60.7 percent in 2011. Gross profit in 2012 was negatively impacted by higher charges for short-term inventory purchase accounting valuation adjustments related to acquisitions and costs associated with the transfer of production and start-up activities related to our United States Adhesive Dispensing Systems plant consolidation initiative. The costs associated with the transfer of production and start-up activities were classified as "Cost of goods sold — restructuring" in the Consolidated Statement of Income. Other decreases in gross margin in 2012 were due primarily to the dilutive effect of acquired product lines and currency effects.

Selling and administrative expenses, excluding severance and restructuring costs, were $485,285 in 2012, an increase of $55,796, or 13.0 percent, from 2011. The increase was largely due to the addition of acquired businesses, acquisition transaction costs and higher compensation expenses related to increased employment levels, partially offset by currency effects that reduced expenses. Selling and administrative expenses for 2011 included $3,120 related to a fee paid to withdraw from a multiemployer employee pension fund in Japan.

Selling and administrative expenses as a percentage of sales decreased to 34.4 percent in 2012 from 34.8 percent in 2011, due to the higher level of sales and the favorable effects of restructuring activities.

Within Advanced Technology Systems operations, a restructuring initiative in 2012 will result in the consolidation of a facility in Florida with a facility in California. Severance costs associated with this initiative will be approximately $530. Of that amount, $12 was recorded in 2012, with the remainder to be recorded in 2013.

Another restructuring initiative in 2012 within Industrial Coating Systems operations in Ohio resulted in $690 of severance costs. In 2011, restructuring initiatives within the Adhesive Dispensing Systems segment resulted in severance, moving costs and other termination fees of $1,822 in 2012 and $1,589 in 2011.

Operating profit as a percent of sales was 23.8 percent in 2012 compared to 25.6 percent in 2011. The decrease was primarily due to a lower gross margin, as noted above.

Segment operating margins in 2012 and 2011 were as follows:

Segment	2012	2011
Adhesive Dispensing Systems	30.9%	34.4%
Advanced Technology Systems	26.0%	26.2%
Industrial Coating Systems	12.4%	14.8%

Operating capacity for each of our segments can support fluctuations in order activity without significant changes in operating costs. Also, currency translation affects reported operating margins. Operating margins for each segment were unfavorably impacted by a stronger dollar during 2012 as compared to 2011.

Operating profit as a percent of sales for the Adhesive Dispensing Systems segment decreased to 30.9 percent in 2012 from 34.4 percent in 2011. The decrease was primarily due to lower gross margin related to charges for short-term purchase accounting and sales mix primarily related to acquired product lines. Operating profit in 2012 was also impacted by $2,040 of additional cost of sales related to a plant consolidation initiative completed in the second quarter and severance and moving costs of $1,822. Operating profit for 2011 included impairment losses of $1,811 on three facilities that were written down to their fair value and severance costs and other termination fees of $1,589.

Operating profit as a percent of sales for the Advanced Technology Systems segment was 26.0 percent in 2012 compared to 26.2 percent in 2011. Operating profit included charges for short-term purchase accounting of $2,213 in 2012 and $3,003 in 2011.

Operating profit as a percent of sales for the Industrial Coating Systems segment was 12.4 percent in 2012 compared to 14.8 percent in 2011. The decrease was primarily due to a lower gross margin related to large, engineered systems and charges of $1,367 for short-term purchase accounting.

Interest and other income (expense) — Interest expense in 2012 was $11,153, an increase of $6,084, or 120.0 percent, from 2011. The increase was due to higher borrowing levels resulting primarily from acquisitions in 2012 and the fourth quarter of 2011 and share repurchases.

Other income in 2012 was $1,463 compared to $3,518 in 2011. Included in these amounts were foreign currency losses of $1,016 in 2012 and gains of $2,200 in 2011. The 2012 amount also included a net gain of $713 on the sale of three facilities within the Adhesive Dispensing Systems segment.

Income taxes — Income tax expense in 2012 was $101,424, or 31.1 percent of pre-tax income, as compared to $92,197, or 29.3 percent of pre-tax income in 2011.

The 2012 tax rate was impacted by a favorable adjustment related to our 2011 tax provision that reduced income taxes by $400, a favorable adjustment to deferred taxes related to a tax rate reduction in the United Kingdom that reduced income taxes by $175, and additional tax expense of $325 related to an adjustment of deferred taxes resulting from a tax rate reduction in Japan.

Income tax expense for 2011 includes a benefit of $2,027 from a reduction in unrecognized tax benefits, primarily related to settlements with tax authorities. In December 2010, enactment of the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 provided retroactive reinstatement of a research credit. As a result, income tax expense for 2011 includes a tax benefit of $1,580 related to research credit generated in 2010.

Net income (loss) — Net income was $224,829, or $3.45 per diluted share, in 2012, compared to net income of $222,364, or $3.25 per diluted share in 2011. This represented a 1.1 percent increase in net income and a

6.2 percent increase in diluted earnings per share. The percentage increase in earnings per share is higher than the percentage change in net income due to a lower number of shares outstanding in the current year as a result of share purchases.

Liquidity and Capital Resources

Cash and cash equivalents increased $1,136 in 2013. Cash provided by operating activities was $268,376 in 2013, compared to $274,398 in 2012. The primary sources were net income adjusted for non-cash income and expenses and the tax benefit from the exercise of stock options, the sum of which was $287,378 in 2013, compared to $278,891 in 2012. Operating assets and liabilities used $19,002 of cash in 2013, compared to $4,493 in 2012. The primary reasons for the increase in the use of cash for operating assets and liabilities were higher inventory investment and lower accrued obligations and tax liabilities, partially offset by lower accounts receivable.

Cash used by investing activities was $220,545 in 2013, compared to $466,769 in 2012. The 2013 acquisitions of the Kreyenborg Group, certain assets from Kodama Chemical Industry Co., Ltd and certain assets from Nellcor Puritan Bennett Mexico, S.A. de C.V., a subsidiary of Covidien LP used $176,333 of cash. The acquisitions of EDI, Xaloy and SEE in 2012 used cash of $443,864. Capital expenditures were $47,219 in 2013, up from $30,959 in the prior year. The increase in capital expenditures in 2013 was primarily due to the purchase of real estate and continued investments in our information system platform and production equipment. Cash proceeds of $3,847 in 2013 related primarily to sale of real estate in China. Cash proceeds of $6,120 from the sale of property, plant and equipment in 2012 related primarily to the sale of real estate in Norcross, Georgia. Cash of $2,213 was received in 2012 related to the sale of our UV Curing graphic arts and lamps product lines that occurred in June 2010.

Cash of $52,426 was used by financing activities in 2013, compared to cash provided by financing activities of $196,817 in 2012. Included in 2013 were net short and long-term borrowings of $15,747, compared to $314,554 in the prior year. The change was primarily due to lower expenditures for acquisitions (acquired businesses and assets) in 2013. Issuance of common shares related to employee benefit plans generated $6,018 of cash in 2013, up from $4,934 in 2012, and the tax benefit from stock option exercises was $5,531 in the current year, up from $4,792 in the prior year. These increases were the result of higher stock option exercises. In 2013, cash of $33,402 was used for the purchase of treasury shares, down from $88,455 in 2012. Dividend payments were $40,478 in 2013, up from $33,805 in 2012 due to an increase in the annual dividend to $0.63 per share from $0.525 per share.

The following is a summary of significant changes by balance sheet caption from October 31, 2012 to October 31, 2013. Receivables decreased $15,856 primarily due to lower sales in the fourth quarter of 2013 compared to the fourth quarter of 2012. The increase of $28,816 in inventories was primarily due to inventory held by the Kreyenborg Group, which was acquired in 2013. Net property, plant and equipment increased $26,048 primarily due to capital expenditures and acquisitions, partially offset by depreciation expense. Goodwill increased $126,394, due to acquisitions completed in 2013 that added $117,404 of goodwill, adjustments of $4,825 related to 2012 acquisitions and $4,165 from the effects currency translation. The increase in net other intangibles of $41,182 was due to $62,983 of intangibles added as a result of the 2013 acquisitions, partially offset by $22,672 of amortization. The increase of $5,203 in other assets was primarily the result of the Kreyenborg Group acquisition.

The decrease in notes payable of $46,397 was related to the scheduled repayment of a $50,000 short-term credit facility with PNC Bank. Accounts payable decreased $5,320, primarily due to the lower level of business activity in the fourth quarter of 2013 compared to the fourth quarter of 2012. The decrease in income taxes payable of $12,832 was largely due to the timing of required tax payments. The decrease of $6,848 in accrued liabilities was primarily due to the timing of donations to the Nordson Corporation Foundation and lower accruals for annual incentive compensation. The $7,447 increase in customer advanced payments was mostly due to acquired businesses. Current maturities of long-term debt decreased $44,836 as a result of the scheduled repayment of our $50,000 Prudential Senior note in February 2013, partially offset by a reclassification from long-term debt. The long-term debt increase of $110,117 reflects $129,058 borrowed under a Euro 100,000 agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd, partially offset by repayments of $8,450 under our revolving credit agreement and the reclassification from long-term to current maturities mentioned above. The $57,645 decrease in long-term pension obligations was primarily the result of an increase in the discount rate for U.S. plans and contributions to the plans. Postretirement obligations decreased $10,057 primarily due to a decrease in the discount rate for the U.S. plan. Long-term deferred tax liabilities increased $53,818, primarily as a result of the tax effect of pension and postretirement amounts recorded in other comprehensive income, 2013 acquisitions and amortization of goodwill for tax purposes. The increase of $7,494 in other long-term liabilities was traced primarily to the Kreyenborg Group acquisition.

In March 2012 the board of directors approved a repurchase program of up to $100,000. In August 2013 the board of directors replaced that program with a new repurchase program of up to $200,000. Uses for repurchased shares include the funding of benefit programs including stock options, restricted stock and 401(k) matching. Shares purchased are treated as treasury shares until used for such purposes. The repurchase program is being funded using cash from operations and proceeds from borrowings under our credit facilities. During 2013, we repurchased 459 shares within these programs for a total amount of $30,443.

As of October 31, 2013, approximately 79 percent of our consolidated cash and cash equivalents were held at various foreign subsidiaries. Deferred income taxes are not provided on undistributed earnings of international subsidiaries that are intended to be permanently invested in those operations. These undistributed earnings aggregated approximately $510,842 and $400,487 at October 31, 2013 and 2012, respectively. Should these earnings be distributed, applicable foreign tax credits would substantially offset United States taxes due upon the distribution.

Contractual Obligations

The following table summarizes contractual obligations as of October 31, 2013:

Obligations	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt(1)	$648,990	$ 10,832	$150,579	$318,682	$168,897
Interest payments on long-term debt(1)	50,817	7,922	13,878	11,973	17,044
Capital lease obligations(2)	20,439	7,298	7,265	1,070	4,806
Operating leases(2)	43,413	12,321	12,984	7,819	10,289
Notes payable(3)	3,604	3,604	—	—	—
Contributions related to pension and postretirement benefits(4)	23,900	23,900	—	—	—
Purchase obligations(5)	44,875	44,786	89	—	—
Total obligations	$836,038	$110,663	$184,795	$339,544	$201,036

(1) We have a $500,000 unsecured, multicurrency credit facility with a group of banks that expires in December 2016 and may be increased to $750,000 under certain conditions. At October 31, 2013, $254,000 was outstanding under this facility, compared to $262,450 outstanding at October 31, 2012. The weighted average interest rate for borrowings under this agreement was 1.06 percent at October 31, 2013. There are two primary financial covenants that must be met under this facility. The first covenant limits the amount of total indebtedness that can be incurred to 3.5 times consolidated trailing four-quarter EBITDA (both indebtedness and EBITDA as defined in the credit agreement). The second covenant requires consolidated trailing four-quarter EBITDA to be at least three times consolidated trailing four-quarter interest expense (both as defined in the credit agreement). At October 31, 2013, we were in compliance with all debt covenants, and the amount we could borrow under the credit facility would not have been limited by any debt covenants.

In 2011, we entered into a $150,000 three-year Private Shelf Note agreement with New York Life Investment Management LLC. Borrowings under the agreement may be up to 12 years, with an average life of up to 10 years and are unsecured. The interest rate on each borrowing can be fixed or floating and is based upon the market rate at the borrowing date. This agreement contains customary events of default and covenants related to limitations on indebtedness and the maintenance of certain financial ratios. At October 31, 2013, $63,889 was outstanding under this facility at a fixed rate of 2.21 percent per annum. Effective February 2013, the amount of the facility was increased from $150,000 to $175,000. We were in compliance with all covenants at October 31, 2013, and the amount we could borrow would not have been limited by any debt covenants.

In 2012, we entered into a Note Purchase Agreement with a group of insurance companies under which we sold $200,000 of Senior Notes. The notes mature between July 2017 and July 2025 and bear interest at fixed rates between 2.27 percent and 3.13 percent. We were in compliance with all covenants at October 31, 2013.

In 2013, we entered into a € 100,000 agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd. The term of the agreement is three years and can be extended by one year at the end of the third and fourth anniversaries. The interest rate is variable based upon the EUR LIBOR rate. At October 31, 2013, there was € 95,000 ($129,058) outstanding under this agreement, and the interest rate was 0.99 percent.

See Note 9 for additional information.

(2) See Note 10 for additional information.

(3) See Note 8 for additional information.

(4) Pension and postretirement plan funding amounts after 2014 will be determined based on the future funded status of the plans and therefore cannot be estimated at this time. See Note 6 for additional information.

(5) Purchase obligations primarily represent commitments for materials used in our manufacturing processes that are not recorded in our Consolidated Balance Sheet.

We believe that the combination of present capital resources, internally generated funds and unused financing sources are more than adequate to meet cash requirements for 2014. There are no significant restrictions limiting the transfer of funds from international subsidiaries to the parent company.

Outlook

Our operating performance, balance sheet position, and financial ratios for 2013 remained strong relative to 2012 and recent years, although uncertainties persisted in global financial markets and the general economic environment. Going forward, we are well-positioned to manage our liquidity needs that arise from working capital requirements, capital expenditures, contributions related to pension and postretirement obligations, and principal and interest payments on indebtedness. Primary sources of capital to meet these needs as well as other opportunistic investments are cash provided by operations and borrowings under our loan agreements. In 2013, cash from operations was 17 percent of revenue. With respect to borrowing under existing loan agreements, as of October 31, 2013, we had $246,000 available capacity under our five-year term, $500,000 unsecured, multicurrency credit facility. In addition, we had $111,111 borrowing capacity remaining on our $175,000 three-year Private Shelf agreement with New York Life Investment Management LLC. While these facilities provide the contractual terms for any borrowing, we cannot be assured that these facilities would be available in the event that these financial institutions failed to remain sufficiently capitalized.

Other loan agreements exist with no remaining borrowing capacity, but factor into debt covenant calculations that affect future borrowing capacity. On July 26, 2012, we entered into a note purchase agreement with a group of insurance companies under which we sold $200,000 of senior notes. The notes mature between July 2017 and July 2025 and bear interest at fixed rates between 2.27 percent and 3.13 percent. As of October 31, 2013, we owe €95,000 on a €100,000 three-year term loan facility entered into on August 30, 2013, with the Bank of Tokyo Mitsubishi UFJ, Ltd. This loan facility bears interest at variable margin rates of 0.75 percent to 1.625 percent above EUR LIBOR.

Respective to all of these loans are two primary covenants, the leverage ratio that restricts indebtedness (net of cash) to a maximum 3.5 times consolidated four-quarter trailing EBITDA and the interest coverage ratio that requires four-quarter trailing EBITDA to be at minimum three times consolidated trailing four-quarter interest expense. (Debt, EBITDA, and interest expense are as defined in respective credit agreements.) With respect to these two primary covenants as of October 31, 2013, we were approximately 43 percent of the most restrictive leverage ratio and approximately nine times the most restrictive interest coverage ratio. Unused borrowing capacity under existing loan agreements would amount to an additional 24 percent of the most restrictive leverage ratio.

We move forward with caution regarding expectations for 2014, given persistent uncertainties related, for example, to the Eurozone's economic recovery, US deficit reduction issues, prospects for growth in emerging markets, and expectations for global GDP improvement out of a low-growth macroeconomic environment. Though the pace of improvement in the global economy remains somewhat unclear, our growth potential has been demonstrated over time from our capacity to build and enhance our core by entering emerging markets and pursuing market adjacencies. We drive value for our customers through our application expertise, differentiated technology, and direct sales and service support. Our priorities also focus on operational improvements by employing continuous improvement methodologies to our business processes. We expect these efforts will continue to provide more than sufficient cash from operations for meeting our liquidity needs and paying dividends to common shareholders, as well as enabling us to invest in the development of new applications and markets for our technologies and pursue strategic acquisition opportunities. For 2009 — 2013, excluding voluntary contributions to US defined benefit plans in 2010, cash from operations have been 17 to 21 percent of revenues, resulting in more than sufficient cash for our ordinary business requirements. Our available borrowing capacity will enable us to make opportunistic investments in our own common shares and strategic business combinations.

With respect to contractual spending, the table above presents our financial obligations as $836,038 of which $110,663 is payable in 2014. As of August 14, 2013, we have in place a stock repurchase program approved by the board of directors and authorizing management at its discretion to repurchase shares up to $200,000. As of October 31, 2013, we have $196,031 remaining under this authorization. The repurchase program is funded using cash from operations and proceeds from borrowings under our credit facilities. Timing and actual number of shares subject to repurchase are contingent on a number of factors including levels of cash generation from operations, cash requirements for acquisitions, repayment of debt and our share price. Capital expenditures for 2014 will be focused primarily upon our continued efforts to leverage our information systems platform and invest in projects that improve both capacity and efficiency of manufacturing and distribution operations.

Effects of Foreign Currency

The impact of changes in foreign currency exchange rates on sales and operating results cannot be precisely measured due to fluctuating selling prices, sales volume, product mix and cost structures in each country where we operate. As a general rule, a weakening of the United States dollar relative to foreign currencies has a favorable effect on sales and net income, while a strengthening of the dollar has a detrimental effect.

In 2013, as compared with 2012, the United States dollar was generally stronger against foreign currencies. If 2012 exchange rates had been in effect during 2013, sales would have been approximately $5,322 higher and third-party costs would have been approximately $1,607 higher. In 2012, as compared with 2011, the United States dollar was generally stronger against foreign currencies. If 2011 exchange rates had been in effect during 2012, sales would have been approximately $26,386 higher and third-party costs would have been approximately $16,015 higher. These effects on reported sales do not include the impact of local price adjustments made in response to changes in currency exchange rates.

Inflation

Inflation affects profit margins as the ability to pass cost increases on to customers is restricted by the need for competitive pricing. Although inflation has been modest in recent years and has had no material effect on the years covered by these financial statements, we continue to seek ways to minimize the impact of inflation through focused efforts to increase productivity.

Trends
The Five-Year Summary in Item 6 documents our historical financial trends. Over this period, the world's economic conditions fluctuated significantly. Our solid performance is attributed to our participation in diverse geographic and industrial markets and our long-term commitment to develop and provide quality products and worldwide service to meet our customers' changing needs.

Safe Harbor Statements Under the Private Securities Litigation Reform Act of 1995
This Form 10-K, particularly "Management's Discussion and Analysis," contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Such statements relate to, among other things, income, earnings, cash flows, changes in operations, operating improvements, businesses in which we operate and the United States and global economies. Statements in this 10-K that are not historical are hereby identified as "forward-looking statements" and may be indicated by words or phrases such as "anticipates," "supports," "plans," "projects," "expects," "believes," "should," "would," "could," "hope," "forecast," "management is of the opinion," use of the future tense and similar words or phrases.

In light of these risks and uncertainties, actual events and results may vary significantly from those included in or contemplated or implied by such statements. Readers are cautioned not to place undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause our actual results to differ materially from the expected results are discussed in Item 1A, Risk Factors.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We operate internationally and enter into intercompany transactions denominated in foreign currencies. Consequently, we are subject to market risk arising from exchange rate movements between the dates foreign currencies are recorded and the dates they are settled. We regularly use foreign exchange contracts to reduce our risks related to most of these transactions. These contracts, primarily associated with the euro, yen and pound sterling, typically have maturities of 90 days or less, and generally require the exchange of foreign currencies for United States dollars at rates stated in the contracts. Gains and losses from changes in the market value of these contracts offset foreign exchange losses and gains, respectively, on the underlying transactions. Other transactions denominated in foreign currencies are designated as hedges of our net investments in foreign subsidiaries or are intercompany transactions of a long-term investment nature. As a result of the use of foreign exchange contracts on a routine basis to reduce the risks related to most of our transactions denominated in foreign currencies, as of October 31, 2013, we did not have material foreign currency exposure.

Note 13 to the financial statements contains additional information about our foreign currency transactions and the methods and assumptions used to record these transactions.

A portion of our operations is financed with short-term and long-term borrowings and is subject to market risk arising from changes in interest rates.

The tables that follow present principal repayments and weighted-average interest rates on outstanding borrowings of fixed-rate debt.

At October 31, 2013

	2014	2015	2016	2017	2018	Thereafter	Total Value	Fair Value
Annual repayments of long-term debt	**$10,832**	**$10,757**	**$10,763**	**$38,095**	**$26,587**	**$168,897**	**$265,931**	**$253,845**
Average interest rate on total borrowings outstanding during the year	**2.8%**	**2.8%**	**2.8%**	**2.8%**	**2.9%**	**3.0%**	**2.8%**	

At October 31, 2012

	2013	2014	2015	2016	2017	Thereafter	Total Value	Fair Value
Annual repayments of long-term debt	$55,668	$10,671	$10,675	$10,679	$38,082	$195,484	$321,259	$322,174
Average interest rate on total borrowings outstanding during the year	3.1%	2.8%	2.8%	2.8%	2.8%	2.9%	3.1%	

We also have variable-rate notes payable and long-term debt. The weighted average interest rate of this debt was 1.0 percent at October 31, 2013 and 1.1 percent at October 31, 2012. A one percent increase in interest rates would have resulted in additional interest expense of approximately $3,464 on the variable rate notes payable and long-term debt in 2013.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income

Years ended October 31, 2013, 2012 and 2011	2013	2012	2011
(In thousands except for per-share amounts)			
Sales	**$1,542,921**	$1,409,578	$1,233,159
Operating costs and expenses:			
Cost of sales	**676,777**	584,249	484,727
Cost of sales — restructuring	**—**	2,040	—
Selling and administrative expenses	**541,169**	485,285	429,489
Severance and restructuring costs	**1,126**	2,524	1,589
Long-lived asset impairments	**—**	—	1,811
	1,219,072	1,074,098	917,616
Operating profit	**323,849**	335,480	315,543
Other income (expense):			
Interest expense	**(14,841)**	(11,153)	(5,069)
Interest and investment income	**421**	463	569
Other — net	**1,694**	1,463	3,518
	(12,726)	(9,227)	(982)
Income before income taxes	**311,123**	326,253	314,561
Income tax provision:			
Current	**84,184**	91,596	91,481
Deferred	**5,122**	9,828	716
	89,306	101,424	92,197
Net income	**$ 221,817**	$ 224,829	$ 222,364
Average common shares	**64,214**	64,407	67,616
Incremental common shares attributable to outstanding stock options, restricted stock and deferred stock-based compensation	**694**	696	809
Average common shares and common share equivalents	**64,908**	65,103	68,425
Basic earnings per share	**$ 3.45**	$ 3.49	$ 3.29
Diluted earnings per share	**$ 3.42**	$ 3.45	$ 3.25
Dividends declared per common share	**$ 0.63**	$ 0.525	$ 0.44

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended October 31, 2013, 2012 and 2011 *(In thousands)*	2013	2012	2011
Net income	**$221,817**	$224,829	$222,364
Components of other comprehensive income (loss), net of tax:			
Translation adjustments	**465**	(10,806)	562
Pension and postretirement benefit plans:			
Prior service (cost) credit arising during the year	**(1,050)**	2,142	714
Net actuarial gain (loss) arising during the year	**38,149**	(23,829)	(20,966)
Amortization of prior service cost	**(375)**	(183)	(300)
Amortization of actuarial loss	**9,657**	7,899	6,284
Settlement loss recognized	**—**	563	—
Total pension and postretirement benefit plans	**46,381**	(13,408)	(14,268)
Total other comprehensive income (loss)	**46,846**	(24,214)	(13,706)
Total comprehensive income	**$268,663**	$200,615	$208,658

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

October 31, 2013 and 2012

(In thousands)

	2013	2012
Assets		
Current assets:		
Cash and cash equivalents	$ 42,375	$ 41,239
Marketable securities	—	279
Receivables — net	308,707	324,563
Inventories — net	198,401	169,585
Deferred income taxes	29,354	29,929
Prepaid expenses	21,733	21,028
Total current assets	600,570	586,623
Property, plant and equipment — net	200,979	174,931
Goodwill	939,211	812,817
Intangible assets — net	269,073	227,891
Other assets	32,456	27,253
	$2,042,289	$1,829,515
Liabilities and shareholders' equity		
Current liabilities:		
Notes payable	$ 3,604	$ 50,001
Accounts payable	62,123	67,443
Income taxes payable	14,522	27,354
Accrued liabilities	110,528	117,376
Customer advance payments	28,341	20,894
Current maturities of long-term debt	10,832	55,668
Current obligations under capital leases	5,521	4,948
Total current liabilities	235,471	343,684
Long-term debt	638,158	528,041
Obligations under capital leases	10,112	10,945
Pension obligations	103,754	161,399
Postretirement obligations	59,794	69,851
Deferred income taxes	79,977	26,159
Other liabilities	27,160	19,666
Shareholders' equity:		
Preferred shares, no par value; 10,000 shares authorized; none issued	—	—
Common shares, no par value; 160,000 shares authorized; 98,023 shares issued at October 31, 2013 and 2012	12,253	12,253
Capital in excess of stated value	304,549	287,581
Retained earnings	1,362,584	1,181,245
Accumulated other comprehensive loss	(57,380)	(104,226)
Common shares in treasury, at cost	(734,143)	(707,083)
Total shareholders' equity	887,863	669,770
	$2,042,289	$1,829,515

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Years ended October 31, 2013, 2012 and 2011

(In thousands)

	2013	2012	2011
Number of common shares in treasury			
Balance at beginning of year	**33,766**	32,422	30,152
Shares issued under company stock and employee benefit plans	**(468)**	(571)	(936)
Purchase of treasury shares	**507**	1,915	3,206
Balance at end of year	**33,805**	33,766	32,422
Common shares			
Balance at beginning and ending of year	**$ 12,253**	$ 12,253	$ 12,253
Capital in excess of stated value			
Balance at beginning of year	**$ 287,581**	$ 272,928	$ 255,595
Shares issued under company stock and employee benefit plans	**(325)**	(504)	1,564
Tax benefit from stock option and restricted stock transactions	**5,531**	4,792	6,924
Stock-based compensation	**11,762**	10,365	8,845
Balance at end of year	**$ 304,549**	$ 287,581	$ 272,928
Retained earnings			
Balance at beginning of year	**$1,181,245**	$ 990,221	$ 797,695
Net income	**221,817**	224,829	222,364
Dividends paid ($.63 per share in 2013, $.525 per share in 2012, and $.44 per share in 2011)	**(40,478)**	(33,805)	(29,838)
Balance at end of year	**$1,362,584**	$1,181,245	$ 990,221
Accumulated other comprehensive income (loss)			
Balance at beginning of year	**$ (104,226)**	$ (80,012)	$ (66,306)
Translation adjustments	**465**	(10,806)	562
Settlement loss recognized, net of tax of $(331)	**—**	563	—
Net prior service cost arising during the year, net of tax of $840 in 2013, $(1,078) in 2012 and $(315) in 2011	**(1,425)**	1,959	414
Net actuarial gain (loss) arising during the year, net of tax of $(28,644) in 2013, $7,791 in 2012 and $9,002 in 2011	**47,806**	(15,930)	(14,682)
Balance at end of year	**$ (57,380)**	$ (104,226)	$ (80,012)
Common shares in treasury, at cost			
Balance at beginning of year	**$ (707,083)**	$ (624,067)	$(494,165)
Shares issued under company stock and employee benefit plans	**6,490**	7,762	13,315
Purchase of treasury shares	**(33,550)**	(90,778)	(143,217)
Balance at end of year	**$ (734,143)**	$ (707,083)	$(624,067)
Total shareholders' equity	**$ 887,863**	$ 669,770	$ 571,323

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended October 31, 2013, 2012 and 2011	2013	2012	2011
(In thousands)			
Cash flows from operating activities:			
Net income	**$ 221,817**	$ 224,829	$ 222,364
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**31,766**	24,469	20,758
Amortization	**22,672**	14,521	8,018
Long-lived asset impairments	**—**	—	1,811
Provision for losses on receivables	**889**	710	977
Deferred income taxes	**5,122**	9,828	716
Tax benefit from the exercise of stock options	**(5,531)**	(4,792)	(6,924)
Non-cash stock compensation	**11,762**	10,365	8,845
(Gain)/loss on sale of property, plant and equipment	**(1,879)**	(638)	362
Other non-cash	**760**	(401)	(1,519)
Changes in operating assets and liabilities:			
Receivables	**19,971**	(49,595)	(4,474)
Inventories	**(10,741)**	171	(14,666)
Prepaid expenses	**(75)**	(1,201)	(1,619)
Other noncurrent assets	**(5,898)**	(1,290)	875
Accounts payable	**(2,549)**	4,882	4,389
Income taxes payable	**(8,552)**	18,855	(1,993)
Accrued liabilities	**(19,130)**	12,923	3,263
Customer advance payments	**(839)**	2,124	(2,382)
Other noncurrent liabilities	**7,195**	12,156	12,035
Other	**1,616**	(3,518)	(4,109)
Net cash provided by operating activities	**268,376**	274,398	246,727
Cash flows from investing activities:			
Additions to property, plant and equipment	**(47,219)**	(30,959)	(20,239)
Proceeds from sale of property, plant and equipment	**3,847**	6,120	161
Proceeds from sale of product lines	**—**	2,213	—
Acquisition of businesses, net of cash acquired	**(176,333)**	(443,864)	(292,980)
Investment in equity affiliate	**(1,116)**	—	—
Proceeds from sale of (purchases of) marketable securities	**276**	(279)	7,552
Net cash used in investing activities	**(220,545)**	(466,769)	(305,506)
Cash flows from financing activities:			
Proceeds from short-term borrowings	**5,036**	250,001	190
Repayment of short-term borrowings	**(51,505)**	(200,033)	(2,361)
Proceeds from long-term debt	**270,283**	401,175	1,039,800
Repayment of long-term debt	**(208,067)**	(136,589)	(830,937)
Repayment of capital lease obligations	**(5,842)**	(5,203)	(4,738)
Issuance of common shares	**6,018**	4,934	9,652
Purchase of treasury shares	**(33,402)**	(88,455)	(137,989)
Tax benefit from the exercise of stock options	**5,531**	4,792	6,924
Dividends paid	**(40,478)**	(33,805)	(29,838)
Net cash provided by (used in) financing activities	**(52,426)**	196,817	50,703
Effect of exchange rate changes on cash	**5,731**	(615)	3,155
Increase (decrease) in cash and cash equivalents	**1,136**	3,831	(4,921)
Cash and cash equivalents at beginning of year	**41,239**	37,408	42,329
Cash and cash equivalents at end of year	**$ 42,375**	$ 41,239	$ 37,408

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE REGARDING AMOUNTS AND FISCAL YEAR REFERENCES

In this annual report, all amounts related to United States dollars and foreign currency and to the number of Nordson Corporation's common shares, except for per share earnings and dividend amounts, are expressed in thousands.

Unless otherwise noted, all references to years relate to our fiscal year.

Note 1 — Significant accounting policies

Consolidation — The consolidated financial statements include the accounts of Nordson Corporation and its majority-owned and controlled subsidiaries. Investments in affiliates and joint ventures in which our ownership is 50 percent or less or in which we do not have control but have the ability to exercise significant influence, are accounted for under the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes. Actual amounts could differ from these estimates.

Presentation — Certain amounts for 2012 have been reclassified to conform to 2013 presentation.

Fiscal year — Our fiscal year is November 1 through October 31.

Revenue recognition — Most of our revenues are recognized upon shipment, provided that persuasive evidence of an arrangement exists, the sales price is fixed or determinable, collectability is reasonably assured, and title and risk of loss have passed to the customer.

A relative selling price hierarchy exists for determining the selling price of deliverables in multiple deliverable arrangements. Vendor specific objective evidence (VSOE) is used, if available. Third-party evidence (TPE) is used if VSOE is not available, and best estimated selling price (BESP) is used if neither VSOE nor TPE is available. Our multiple deliverable arrangements include installation, installation supervision, training, and spare parts, which tend to be completed in a short period of time, at an insignificant cost, and utilizing skills not unique to us, therefore, are typically regarded as inconsequential or perfunctory. Revenue for undelivered items is deferred and included within accrued liabilities in the accompanying balance sheet. Revenues deferred in 2013, 2012 and 2011 were not material.

Shipping and handling costs — Amounts billed to customers for shipping and handling are recorded as revenue. Shipping and handling expenses are included in cost of sales.

Advertising costs — Advertising costs are expensed as incurred and were $12,480, $10,935 and $9,008 in 2013, 2012 and 2011, respectively.

Research and development — Research and development costs are expensed as incurred and were $47,973, $36,535 and $26,997 in 2013, 2012 and 2011, respectively.

Earnings per share — Basic earnings per share are computed based on the weighted-average number of common shares outstanding during each year, while diluted earnings per share are based on the weighted-average number of common shares and common share equivalents outstanding. Common share equivalents consist of shares issuable upon exercise of stock options computed using the treasury stock method, as well as restricted stock and deferred stock-based compensation. Options whose exercise price is higher than the average market price are excluded from the calculation of diluted earnings per share because the effect would be anti-dilutive. No options for common shares were excluded from the 2013 diluted earnings per share calculation. Options for 75 and 71 common shares were excluded from the diluted earnings per share calculation in 2012 and 2011, respectively, because their effect would have been anti-dilutive. Under the long-term incentive plan, executive officers and selected other key employees receive common share awards based on corporate performance measures over three-year performance periods. Awards for which performance measures have not been met were excluded from the calculation of diluted earnings per share.

Cash and cash equivalents — Highly liquid instruments with maturities of 90 days or less at date of purchase are considered to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value.

Allowance for doubtful accounts — An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. The amount of the allowance is determined principally on the basis of past collection experience and known factors regarding specific customers. Accounts are written off against the allowance when it becomes evident that collection will not occur.

Inventories — Inventories are valued at the lower of cost or market. Cost was determined using the last-in, first-out (LIFO) method for 21 percent of consolidated inventories at October 31, 2013, and 24 percent at October 31, 2012. The first-in, first-out (FIFO) method is used for all other inventories. Consolidated inventories would have been $6,797 and $6,810 higher than reported at October 31, 2013 and October 31, 2012, respectively, had the FIFO method, which approximates current cost, been used for valuation of all inventories.

Property, plant and equipment and depreciation — Property, plant and equipment are carried at cost. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Plant and equipment are depreciated for financial reporting purposes using the straight-line method over the estimated useful lives of the assets or, in the case of property under capital leases, over the terms of the leases. Leasehold improvements are depreciated over the shorter of the lease term or their useful lives. Useful lives are as follows:

Land improvements	15-25 years
Buildings	20-40 years
Machinery and equipment	3-12 years
Enterprise management systems	5-13 years

Depreciation expense is included in cost of sales and selling and administrative expenses.

Internal use software costs are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage or the post-implementation stage. Amounts capitalized are amortized over the estimated useful lives of the software beginning with the project's completion. All re-engineering costs are expensed as incurred. Interest costs on significant capital projects are capitalized. No interest was capitalized in 2013, 2012 or 2011.

Goodwill and intangible assets — Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. The majority of goodwill relates to and is assigned directly to specific reporting units. Goodwill is not amortized but is subject to annual impairment testing. Our annual impairment testing is performed as of August 1. Testing is done more frequently if an event occurs or circumstances change that would indicate the fair value of a reporting unit is less than the carrying amount of those assets.

Other amortizable intangible assets, which consist primarily of patent/technology costs, customer relationships, noncompete agreements, and trade names, are amortized over their useful lives on a straight-line basis. At October 31, 2013, the weighted average useful lives for each major category of amortizable intangible assets were:

Patent/technology costs	14 years
Customer relationships	18 years
Noncompete agreements	5 years
Trade names	16 years

Notes to Consolidated Financial Statements — *(Continued)*

Foreign currency translation — The financial statements of subsidiaries outside the United States are generally measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet dates. Income and expense items are translated at average monthly rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive income (loss), a separate component of shareholders' equity. Generally, gains and losses from foreign currency transactions, including forward contracts, of these subsidiaries and the United States parent are included in net income. Gains and losses from intercompany foreign currency transactions of a long-term investment nature are included in accumulated other comprehensive income (loss).

Accumulated other comprehensive loss — Accumulated other comprehensive loss at October 31, 2013 and 2012 consisted of:

	2013	2012
Translation adjustments	$ 26,699	$ 26,234
Pension and postretirement benefit plan adjustments	(84,079)	(130,460)
	$(57,380)	$(104,226)

Warranties — Our standard warranty program provides for repair or replacement of defective products within a specified time period (generally one year) measured from the date of delivery or first use. The estimate for future warranty-related costs is calculated based on actual historical return rates. Based on analysis of return rates and other factors, warranty provisions are adjusted as necessary. The liability for warranty costs is included in other accrued liabilities in the Consolidated Balance Sheet.

Following is a reconciliation of the product warranty liability for 2013 and 2012:

	2013	2012
Balance at beginning of year	$ 8,929	$ 6,723
Accruals for warranties	7,891	5,430
Warranty assumed from acquisitions	947	2,252
Warranty payments	(8,356)	(5,307)
Currency adjustments	(2)	(169)
Balance at end of year	$ 9,409	$ 8,929

Note 2 — Recently issued accounting standards

In September 2011, the Financial Accounting Standards Board (FASB) issued guidance amending the way companies test for goodwill impairment. Companies will have the option to first assess qualitative factors to determine the existence of events or circumstances that lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, companies determine that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is unnecessary. This guidance did not change our annual process for goodwill impairment testing or impact the financial statements.

In February 2013, the FASB issued an Accounting Standards Update (ASU) requiring new disclosures for reclassifications from accumulated other comprehensive income to net income. Companies are required to present these disclosures either on the face of the statement where net income is presented or in the notes to the consolidated financial statements. This guidance is effective for us beginning in the first quarter of 2014. It will only be a change in disclosure, so we do not believe the adoption of this ASU will have a material effect on the consolidated financial statements.

In July 2013, the FASB issued an ASU which requires the netting of unrecognized tax benefits against a deferred tax asset for a loss or other carry forward that would apply in settlement of uncertain tax positions. Under the new standard, unrecognized tax benefits will be netted against all available same-jurisdiction loss or other tax carry forwards that would be utilized, rather than only against carry forwards that are created by the unrecognized tax benefits. The new guidance is effective prospectively to all existing unrecognized tax benefits, but entities can choose to apply it retrospectively. The guidance will be effective for us in our first quarter of 2015, with early adoption permitted. We are currently assessing the impact this guidance will have on our consolidated financial statements.

Note 3 — Acquisitions

Business acquisitions have been accounted for as purchases, with the acquired assets and liabilities recorded at estimated fair value on the dates of acquisition. The cost in excess of the net assets of the business acquired is included in goodwill. Operating results since the respective dates of acquisitions are included in the Consolidated Statement of Income.

2013 acquisitions

On November 8, 2012, we purchased certain assets of Kodama Chemical Industry Co., Ltd., a Japanese licensed distributor of EDI Holdings, Inc, (EDI), that we had previously acquired in 2012. This operation provides die sales to extrusion processors, web converters, and OEMs in Japan and Taiwan and carries out final manufacturing steps on new equipment to enhance die performance and accommodate local requirements. The acquisition date fair value was $1,335, which consisted of cash transferred of $1,231 and a holdback liability of $104. Based on the fair value of the assets acquired and the liabilities assumed, identifiable intangible assets of $912 were recorded. The identifiable intangible assets consist primarily of $847 of customer relationships that are being amortized over nine years and $65 of technology being amortized over nine years. This operation is being reported in our Adhesive Dispensing Systems segment.

On August 30, 2013, we purchased 100 percent of the outstanding shares of Münster, Germany based Kreyenborg Group's Kreyenborg GmbH and BKG Bruckmann & Kreyenborg Granuliertechnik GmbH ("the Kreyenborg Group"). The Kreyenborg Group broadens our existing offering of screen changers, pumps and valves, critical components in the polymer processing melt stream for extrusion processes, and expands the product portfolio to include pelletizers, the key component in polymer compounding, recycling and related processes. The acquired companies employ approximately 270 people, have additional operations in Shanghai, China, Kuala Lumpur, Malaysia and Georgia, USA, and are being reported in our Adhesive Dispensing Systems segment. We acquired the Kreyenborg Group for an aggregate purchase price of $169,994, net of cash acquired of $22,913 and debt assumed of $391. Based on the fair value of the assets acquired and the liabilities assumed, goodwill of $115,103 and identifiable intangible assets of $60,021 were recorded. The identifiable intangible assets consist primarily of $42,306 of customer relationships (amortized over 15 years), $15,336 of technology (amortized over 15 years) and $1,851 of tradenames related to BKG (amortized over 10 years). Goodwill associated with this acquisition is not tax deductible.

On September 27, 2013 we purchased certain assets of Nellcor Puritan Bennett Mexico, S.A. de C.V., a subsidiary of Covidien LP ("Nellcor") to be used by our Value Plastics operation. The fair value on the date of acquisition was $5,500, consisting solely of cash. Based on the fair value of the assets acquired and the liabilities assumed, goodwill of $2,301, property, plant and equipment of $1,149, technology of $740 (amortized over 10 years) and customer relationships of $1,310 (amortized over 25 years) were recorded. Goodwill associated with this acquisition is not tax deductible. Value Plastics is reported in our Advanced Technology Systems segment.

As of October 31, 2013, the purchase price allocations remain preliminary as we complete our assessments of property, plant and equipment, intangible assets, deferred taxes and certain reserves.

2012 acquisitions

On June 14, 2012, we acquired 100 percent of the outstanding shares of EDI Holdings, Inc. (EDI), a provider of slot coating and flat polymer extrusion dies for plastic processors and web converters headquartered in Chippewa Falls, Wisconsin. EDI is being reported in our Adhesive Dispensing Systems segment. As of October 31, 2013, the purchase price allocations remain preliminary as we complete over assessments of property, intangible assets, deferred taxes and certain reserves.

On June 21, 2012, we acquired 100 percent of the outstanding shares of Xaloy Superior Holdings, Inc. (Xaloy), a manufacturer of melt delivery components for injection and extrusion machinery in the global plastic processing industry headquartered in New Castle, Pennsylvania. Xaloy is being reported in our Adhesive Dispensing Systems segment.

On August 1, 2012 we acquired 100 percent of the outstanding shares of Sealant Equipment & Engineering, Inc. (SEE), a manufacturer of precision dispense systems and fluid dispense valves headquartered in Plymouth, Michigan. SEE is being reported in our Industrial Coating Systems segment.

These acquisitions were not individually material, but in the aggregate they must be disclosed pursuant to the business combinations guidance. The total purchase price of these acquisitions was allocated to the underlying assets acquired and liabilities assumed based upon management's estimated fair values at the dates of acquisition. To the extent the purchase price exceeded the estimated fair value of the net identifiable tangible and intangible assets acquired, such excess was allocated to goodwill. The following table summarizes the combined purchase price allocation of the estimated fair values of the assets acquired and liabilities assumed at the transaction dates.

Fair values:	
Current assets	$ 70,391
Non-current assets	58,275
Intangible assets subject to amortization	122,216
Goodwill	271,501
Current liabilities	(31,426)
Non-current liabilities	(34,059)
	456,898
Less cash acquired	(8,403)
Purchase price	$448,495

The intangible assets consist of customer lists of $48,350, which are being amortized over a weighted average life of nine years; technology assets of $25,740 which are being amortized over a weighted average life of 15 years; trade names of $43,710 which are being amortized over a weighted average life of 15 years; and non-compete agreements of $4,416, which are being amortized over a weighted average life of two years. The goodwill of $24,058 associated with the SEE acquisition is tax deductible, and none of the goodwill associated with the EDI and Xaloy acquisitions is tax deductible. However, there is $11,000 of goodwill related to their previous acquisitions that is tax deductible.

The following unaudited pro forma financial information for 2012 and 2011 assumes the acquisitions above occurred as of the beginning of 2011, after giving effect to certain adjustments, including amortization of intangible assets, interest expense on acquisition debt and income tax effects. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations which may occur in the future or that would have occurred had the acquisitions been affected on the date indicated, nor are they necessarily indicative of our future results of operations.

	2012	2011
Sales	$1,537,251	$1,429,798
Net income	$ 234,092	$ 225,867
Basic earnings per share	$ 3.63	$ 3.34
Diluted earnings per share	$ 3.60	$ 3.30

Proforma results for 2011 were adjusted to include $2,109 of acquisition-related expenses and $4,589 of nonrecurring expense related to the fair value adjustment to acquisition-date inventory. Proforma results for 2012 were adjusted to exclude $2,109 of acquisition-related expenses and $4,589 of nonrecurring expense related to the fair value adjustment to acquisition-date inventory. Proforma results for 2011 and 2012 includes $13,159 and $11,713 of pretax amortization expense related to intangible assets.

2011 acquisitions

On August 26, 2011, we acquired 100 percent of the outstanding shares of Value Plastics, a leading designer and manufacturer of precision engineered, plastic molded, single-use fluid connection components headquartered in Fort Collins, Colorado. Value Plastics' products are used primarily in critical flow control applications for healthcare and medical device markets. Cash, and proceeds from our revolving loan agreement and private shelf facility with NYLIM, were used for the purchase. Value Plastics supports our strategic objective of building upon our medical and life sciences platform and complements our growing positions in biomaterial delivery devices and medical device assembly. Our global reach and infrastructure will provide opportunities to leverage the business' profitable growth beyond its primary domestic markets served and into general industrial markets.

The allocation of purchase price is shown in the table below.

Fair values:	
Assets acquired	$ 27,101
Liabilities assumed	(19,288)
Intangible assets subject to amortization	74,720
Goodwill	178,954
	261,487
Less cash acquired	(3,108)
Purchase price	$258,379

The intangible assets include customer relationships of $40,400 being amortized over 25 years, technology and know-how of $18,500 being amortized over 15 years, a trade name asset of $15,400 being amortized over 20 years and a non-compete agreement of $420 being amortized over two years. None of the goodwill associated with the Value Plastics acquisition is tax deductible; however, they had $15,600 of existing goodwill related to a previous acquisition that is tax deductible.

The following unaudited pro forma financial information for 2011 assumes the acquisition occurred as of the beginning of 2010, after giving effect to certain adjustments, including amortization of intangible assets, interest expense on acquisition debt and income tax effects. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations which may occur in the future or that would have occurred had the acquisition of Value Plastics been affected on the date indicated, nor are they necessarily indicative of our future results of operations.

Sales	$1,259,127
Net income	$ 224,934
Basic earnings per share	$ 3.33
Diluted earnings per share	$ 3.29

Proforma results were adjusted to exclude $375 of acquisition-related expenses and $2,401 of nonrecurring expense related to the fair value adjustment to acquisition-date inventory. Proforma results include $3,829 of pretax amortization expense related to Value Plastics' intangible assets.

Other 2011 acquisitions — On November 1, 2010, we acquired 100 percent of the outstanding shares of Micromedics, an Eagan, Minnesota company that is a leader in applying and dispensing biomaterials for controlling bleeding, healing wounds and other related medical procedures. The acquisition date fair value of the consideration transferred, which consisted solely of cash, was $21,296. Based on the fair value of the assets acquired and the liabilities assumed, goodwill of $13,312 and identifiable intangible assets of $7,500 were recorded, of which customer relationships is the primary asset valued at $4,550 and amortized over 10 years. Goodwill associated with this acquisition is not tax deductible. Micromedics is being reported in our Advanced Technology Systems segment.

On June 30, 2011, we acquired 100 percent of the outstanding shares of Verbruggen, a Belgium manufacturer of flat dies and coextrusion equipment for the multi-layer flexible packaging industry. The acquisition date fair value of the consideration transferred, which consisted solely of cash, was $13,305. Based on the fair value of the assets acquired and the liabilities assumed, goodwill of $8,461 and identifiable intangible assets of $4,017 were recorded, of which customer relationships is the primary asset valued at $2,900 and amortized over 11 years. Goodwill associated with this acquisition is not tax deductible. Verbruggen is being reported in our Adhesive Dispensing Systems segment.

Assuming the Micromedics and Verbruggen acquisitions had taken place at the beginning of 2011, pro-forma results would not have been materially different.

Note 4 — Details of balance sheet

	2013	2012
Receivables:		
Accounts	**$ 292,469**	$ 308,604
Notes	**9,467**	13,797
Other	**11,036**	5,938
	312,972	328,339
Allowance for doubtful accounts	**(4,265)**	(3,776)
	$ 308,707	$ 324,563
Inventories:		
Raw materials and component parts	**$ 81,943**	$ 71,189
Work-in-process	**34,756**	22,159
Finished goods	**115,078**	103,552
	231,777	196,900
Obsolescence and other reserves	**(26,579)**	(20,505)
LIFO reserve	**(6,797)**	(6,810)
	$ 198,401	$ 169,585
Property, plant and equipment:		
Land	**$ 10,383**	$ 8,533
Land improvements	**3,849**	3,424
Buildings	**127,178**	125,338
Machinery and equipment	**294,374**	257,229
Enterprise management system	**43,983**	43,335
Construction-in-progress	**21,251**	10,110
Leased property under capitalized leases	**26,838**	23,842
	527,856	471,811
Accumulated depreciation and amortization	**(326,877)**	(296,880)
	$ 200,979	$ 174,931
Accrued liabilities:		
Salaries and other compensation	**$ 44,561**	$ 46,930
Pension and retirement	**720**	1,435
Taxes other than income taxes	**5,570**	6,192
Other	**59,677**	62,819
	$ 110,528	$ 117,376

Note 5 — Goodwill and intangible assets

We account for goodwill and other intangible assets in accordance with the provisions of ASC 350 and account for business combinations using the acquisition method of accounting and accordingly, the assets and liabilities of the entities acquired are recorded at their estimated fair values at the acquisition date. Goodwill is the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired in various business combinations. Goodwill is not amortized but is tested for impairment annually at the reporting unit level, or more often if indications of impairment exist. We assess the fair value of reporting units on a non-recurring basis using a combination of two valuation methods, a market approach and an income approach, to estimate the fair value of our reporting units. The implied fair value of our reporting units is determined based on significant unobservable inputs; accordingly, these inputs fall within Level 3 of the fair value hierarchy.

Our reporting units are the Adhesive Dispensing Systems segment, the Industrial Coating Systems segment and one level below the Advanced Technology Systems segment.

The goodwill impairment test is a two-step process. In the first step, performed in the fourth quarter of each year, we calculate a fair value using a discounted cash flow valuation methodology and compare the result against the carrying value for net assets of each reporting unit. Indications of value derived for each reporting unit using the market approach are corroborated with the results of the discounted cash flow approach. If the carrying value of a reporting unit exceeds its fair value, then a second step is performed to determine if goodwill is impaired. In the second step, a hypothetical purchase price allocation of the reporting unit's assets and liabilities is performed using the fair value calculated in step one. The difference between the fair value of the reporting unit and the hypothetical fair value of assets and liabilities is the implied goodwill amount. Impairment is recorded if the carrying value of the reporting unit's goodwill is higher than its implied goodwill. Based upon results of step one in 2013, 2012 and 2011, the second step of the goodwill impairment test was not necessary.

We acquired the Kreyenborg Group on August 30, 2013 and certain assets from Nellcor on September 27, 2013. Determination of the preliminary goodwill associated with these acquisitions was completed with the assistance of independent valuation specialists in October 2013. Since the dates of the valuations, no events or changes in circumstances have occurred that would more likely than not reduce the fair value of these acquisitions below their carrying values.

Changes in the carrying amount of goodwill during 2013 by operating segment follow:

	Adhesive Dispensing Systems	Advanced Technology Systems	Industrial Coating Systems	Total
Balance at October 31, 2012	$284,411	$505,159	$23,247	$812,817
Acquisitions	115,103	2,301	—	117,404
Adjustments	4,014	—	811	4,825
Currency effect	3,741	424	—	4,165
Balance at October 31, 2013	$407,269	$507,884	$24,058	$939,211

The adjustments to goodwill for the Adhesive Dispensing Systems segment resulted from changes to the purchase price and finalization of the purchase price allocations of EDI and Xaloy. The adjustments to goodwill for the Industrial Coating Systems segment resulted from changes to the purchase price and purchase price allocation of SEE.

Accumulated impairment losses, which were recorded in 2009, were $232,789 at October 31, 2013 and October 31, 2012. Of these losses, $229,173 related to the Advanced Technology Systems segment and $3,616 related to the Industrial Coating Systems segment.

Notes to Consolidated Financial Statements — *(Continued)*

Information regarding intangible assets subject to amortization follows:

	October 31, 2013		
	Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	**$171,489**	**$28,872**	**$142,617**
Patent/technology costs	**85,414**	**21,145**	**64,269**
Trade name	**67,865**	**7,856**	**60,009**
Noncompete agreements	**9,965**	**8,091**	**1,874**
Other	**1,400**	**1,096**	**304**
Total	**$336,133**	**$67,060**	**$269,073**

	October 31, 2012		
	Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	$126,086	$18,167	$107,919
Patent/technology costs	68,892	15,678	53,214
Trade name	65,911	3,716	62,195
Noncompete agreements	9,337	5,234	4,103
Other	1,432	972	460
Total	$271,658	$43,767	$227,891

Amortization expense for 2013 and 2012 was $22,672 and $14,521, respectively.

Estimated amortization expense for each of the five succeeding years follows:

Year	Amounts
2014	$24,641
2015	$23,242
2016	$22,324
2017	$21,951
2018	$21,766

Note 6 — Retirement, pension and other postretirement plans

Retirement plans — We have funded contributory retirement plans covering certain employees. Our contributions are primarily determined by the terms of the plans, subject to the limitation that they shall not exceed the amounts deductible for income tax purposes. We also sponsor unfunded contributory supplemental retirement plans for certain employees. Generally, benefits under these plans vest gradually over a period of approximately three years from date of employment, and are based on the employee's contribution. The expense applicable to retirement plans for 2013, 2012 and 2011 was approximately $12,955, $10,827 and $8,594, respectively.

Pension plans — We have various pension plans covering a portion of our United States and international employees. Pension plan benefits are generally based on years of employment and, for salaried employees, the level of compensation. Actuarially determined amounts are contributed to United States plans to provide sufficient assets to meet future benefit payment requirements. We also sponsor an unfunded supplemental pension plan for certain employees. International subsidiaries fund their pension plans according to local requirements.

A reconciliation of the benefit obligations, plan assets, accrued benefit cost and the amount recognized in financial statements for pension plans is as follows:

	United States		International	
	2013	2012	2013	2012
Change in benefit obligation:				
Benefit obligation at beginning of year	**$326,792**	$ 268,949	**$ 83,433**	$ 71,361
Service cost	**8,896**	7,488	**2,098**	1,504
Interest cost	**12,314**	12,137	**2,872**	3,002
Participant contributions	**—**	—	**132**	133
Plan amendments	**1,667**	(3,199)	**—**	—
Addition of plans from business combination	**—**	14,935	**—**	—
Foreign currency exchange rate change	**—**	—	**(279)**	(2,000)
Actuarial (gain) loss	**(40,996)**	36,852	**(54)**	11,934
Benefits paid	**(8,957)**	(10,370)	**(2,659)**	(2,501)
Benefit obligation at end of year	**$299,716**	$ 326,792	**$ 85,543**	$ 83,433
Change in plan assets:				
Beginning fair value of plan assets	**$214,128**	$ 184,701	**$ 34,217**	$ 32,167
Actual return on plan assets	**20,951**	22,088	**2,102**	1,283
Company contributions	**17,384**	9,060	**3,501**	3,492
Participant contributions	**—**	—	**132**	133
Addition of plans from business combination	**—**	8,649	**—**	—
Foreign currency exchange rate change	**—**	—	**(215)**	(357)
Benefits paid	**(8,957)**	(10,370)	**(2,659)**	(2,501)
Ending fair value of plan assets	**$243,506**	$ 214,128	**$ 37,078**	$ 34,217
Funded status at end of year	**$ (56,210)**	$(112,664)	**$(48,465)**	$(49,216)
Amounts recognized in financial statements:				
Noncurrent asset	**$ —**	$ —	**$ 22**	$ 144
Accrued benefit liability	**(938)**	(620)	**(5)**	(5)
Long-term pension and retirement obligations	**(55,272)**	(112,044)	**(48,482)**	(49,355)
Total amount recognized in financial statements	**$ (56,210)**	$(112,664)	**$(48,465)**	$(49,216)

	United States		International	
	2013	**2012**	**2013**	**2012**
Amounts recognized in accumulated other comprehensive (gain) loss:				
Net actuarial loss	**$93,537**	$154,238	**$24,392**	$26,310
Prior service cost (credit)	**4**	(1,506)	**(798)**	(1,080)
Accumulated other comprehensive loss	**$93,541**	$152,732	**$23,594**	$25,230
Amounts expected to be recognized during next fiscal year:				
Amortization of net actuarial loss	**$ 8,260**	$ 13,943	**$ 1,531**	$ 1,418
Amortization of prior service cost (credit)	**237**	157	**(82)**	(96)
Total	**$ 8,497**	$ 14,100	**$ 1,449**	$ 1,322

The following table summarizes the changes in accumulated other comprehensive (gain) loss:

	United States		International	
	2013	**2012**	**2013**	**2012**
Balance at beginning of year	**$152,732**	$138,962	**$25,230**	$13,736
Net (gain) loss arising during the year	**(46,707)**	29,877	**(642)**	12,197
Prior service cost (credit) arising during the year	**1,668**	(3,199)	**—**	—
Net gain (loss) recognized during the year	**(13,995)**	(11,672)	**(1,406)**	(564)
Prior service (cost) credit recognized during the year	**(157)**	(342)	**81**	97
Settlement loss	**—**	(894)	**—**	—
Exchange rate effect during the year	**—**	—	**331**	(236)
Balance at end of year	**$ 93,541**	$152,732	**$23,594**	$25,230

Information regarding the accumulated benefit obligation is as follows:

	United States		International	
	2013	**2012**	**2013**	**2012**
For all plans:				
Accumulated benefit obligation	**$291,310**	$316,080	**$67,647**	$65,725
For plans with benefit obligations in excess of plan assets:				
Projected benefit obligation	**299,716**	326,792	**71,788**	70,153
Accumulated benefit obligation	**291,310**	316,080	**59,589**	58,425
Fair value of plan assets	**243,506**	214,128	**29,000**	26,757

Net pension benefit costs include the following components:

	United States			International		
	2013	**2012**	**2011**	**2013**	**2012**	**2011**
Service cost	**$ 8,896**	$ 7,488	$ 6,058	**$ 2,098**	$ 1,504	$ 2,097
Interest cost	**12,314**	12,137	12,008	**2,872**	3,002	2,973
Expected return on plan assets	**(15,241)**	(14,901)	(15,575)	**(1,512)**	(1,547)	(1,466)
Amortization of prior service cost (credit)	**157**	342	666	**(81)**	(97)	5
Amortization of net actuarial (gain) loss	**13,995**	11,672	7,438	**1,406**	564	858
Settlement loss	**—**	682	—	**—**	—	—
Total benefit cost	**$ 20,121**	$ 17,420	$ 10,595	**$ 4,783**	$ 3,426	$ 4,467

Net periodic pension cost for 2012 included a settlement loss of $682, due to a plan termination.

The weighted average assumptions used in the valuation of pension benefits were as follows:

	United States			International		
	2013	**2012**	**2011**	**2013**	**2012**	**2011**
Assumptions used to determine benefit obligations at October 31:						
Discount rate	**4.75%**	3.85%	4.46%	**3.72%**	3.52%	4.43%
Rate of compensation increase	**3.30**	3.30	3.20	**3.18**	3.13	3.16
Assumptions used to determine net benefit costs for the years ended October 31:						
Discount rate	**3.85**	4.46	5.21	**3.52**	4.43	4.17
Expected return on plan assets	**7.24**	7.75	8.25	**4.43**	4.85	4.84
Rate of compensation increase	**3.30**	3.20	3.30	**3.13**	3.16	3.21

The amortization of prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plans.

The discount rate reflects the current rate at which pension liabilities could be effectively settled at the end of the year. The discount rate used considers a yield derived from matching projected pension payments with maturities of a portfolio of available bonds that receive the highest rating given from a recognized investments ratings agency. The increase in the discount rate in 2013 and decrease in 2012 is due to changes in yields for these types of investments as a result of the economic environment.

In determining the expected return on plan assets, we consider both historical performance and an estimate of future long-term rates of return on assets similar to those in our plans. We consult with and consider the opinions of financial and other professionals in developing appropriate return assumptions. The rate of compensation increase is based on managements' estimates using historical experience and expected increases in rates.

Notes to Consolidated Financial Statements — *(Continued)*

Economic assumptions have a significant effect on the amounts reported. The effect of a one percent change in the discount rate, expected return on assets and compensation increase is shown in the table below. Bracketed numbers represent decreases in expense and obligation amounts.

	United States		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in 2013	$ (4,340)	$ 5,207	$ (1,052)	$ 1,343
Effect on pension obligation as of October 31, 2013	$(34,718)	$ 42,756	$(13,572)	$17,606
Expected return on assets:				
Effect on total service and interest cost components in 2013	$ (2,019)	$ 2,019	$ (348)	$ 348
Effect on pension obligation as of October 31, 2013	$ —	$ —	$ —	$ —
Compensation increase:				
Effect on total service and interest cost components in 2013	$ 3,580	$ (2,967)	$ 869	$ (726)
Effect on pension obligation as of October 31, 2013	$ 14,832	$(12,619)	$ 6,039	$ (5,300)

The allocation of pension plan assets as of October 31, 2013 and 2012 is as follows:

	United States		International	
	2013	2012	2013	2012
Asset Category				
Equity securities	**27 %**	37 %	**— %**	— %
Debt securities	**29**	20	**—**	—
Insurance contracts	**—**	—	**60**	56
Pooled investment funds	**43**	42	**39**	43
Other	**1**	1	**1**	1
Total	**100 %**	100 %	**100 %**	100 %

Our investment objective for defined benefit plan assets is to meet the plans' benefit obligations, while minimizing the potential for future required plan contributions.

Our United States plans comprise 87 percent of the worldwide pension assets. In general, the investment strategies focus on asset class diversification, liquidity to meet benefit payments and an appropriate balance of long-term investment return and risk. Target ranges for asset allocations are determined by dynamically matching the actuarial projections of the plans' future liabilities and benefit payments with expected long-term rates of return on the assets, taking into account investment return volatility and correlations across asset classes. The current target in "return-seeking assets" is 45 percent and 55 percent in fixed income. Plan assets are diversified across several investment managers and are invested in liquid funds that are selected to track broad market indices. Investment risk is carefully controlled with plan assets rebalanced to target allocations on a periodic basis and continual monitoring of investment managers' performance relative to the investment guidelines established with each investment manager.

Our international plans comprise 13 percent of the worldwide pension assets. Asset allocations are developed on a country-specific basis. Our investment strategy is to cover pension obligations with insurance contracts or to employ independent managers to invest the assets.

The fair values of our pension plan assets at October 31, 2013 by asset category are in the table below:

	United States				International			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Cash	$ 2,811	$ 2,811	$ —	$ —	$ 321	$321	$ —	$ —
Money market funds	2,783	2,783	—	—	—	—	—	—
Equity securities:								
Basic materials	3,834	3,834	—	—	—	—	—	—
Consumer goods	4,958	4,958	—	—	—	—	—	—
Financial	7,825	7,825	—	—	—	—	—	—
Healthcare	4,109	4,109	—	—	—	—	—	—
Industrial goods	3,255	3,255	—	—	—	—	—	—
Technology	4,159	4,159	—	—	—	—	—	—
Utilities	988	988	—	—	—	—	—	—
Mutual funds	32,617	32,617	—	—	—	—	—	—
Fixed income securities:								
U.S. Government	26,892	10,715	16,177	—	—	—	—	—
Corporate	43,367	—	43,367	—	—	—	—	—
Other	1,356	—	1,356	—	—	—	—	—
Other types of investments:								
Insurance contracts	—	—	—	—	22,093	—	—	22,093
Real estate collective funds	14,958	—	—	14,958	—	—	—	—
Pooled investment funds	88,973	—	88,973	—	14,664	—	14,664	—
Other	621	621	—	—	—	—	—	—
	$243,506	$78,675	$149,873	$14,958	$37,078	$321	$14,664	$22,093

Notes to Consolidated Financial Statements — *(Continued)*

The fair values of our pension plan assets at October 31, 2012 by asset category are in the table below:

	United States				International			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Cash	$ 1,346	$ 1,346	$ —	$ —	$ 323	$323	$ —	$ —
Money market funds	2,114	2,114	—	—	—	—	—	—
Equity securities:								
Basic materials	5,849	5,849	—	—	—	—	—	—
Consumer goods	7,359	7,359	—	—	—	—	—	—
Financial	9,190	9,190	—	—	—	—	—	—
Healthcare	4,891	4,891	—	—	—	—	—	—
Industrial goods	3,174	3,174	—	—	—	—	—	—
Technology	4,581	4,581	—	—	—	—	—	—
Utilities	1,491	1,491	—	—	—	—	—	—
Mutual funds	39,900	39,900	—	—	—	—	—	—
Fixed income securities:								
U.S. Government	17,697	1,784	15,913	—	—	—	—	—
Corporate	24,865	—	24,865	—	—	—	—	—
Other	593	—	593	—	—	—	—	—
Other types of investments:								
Insurance contracts	—	—	—	—	19,046	—	—	19,046
Real estate collective funds	13,110	—	—	13,110	—	—	—	—
Pooled investment funds	77,220	—	77,220	—	14,848	—	14,848	—
Other	748	748	—	—	—	—	—	—
	$214,128	$82,427	$118,591	$13,110	$34,217	$323	$14,848	$19,046

These investment funds did not own a significant number of shares of Nordson Corporation common stock for any year presented.

The inputs and methodology used to measure fair value of plan assets are consistent with those described in Note 12. Following are the valuation methodologies used to measure these assets:

- **Money market funds** — Money market funds are public investment vehicles that are valued with a net asset value of one dollar. This is a quoted price in an active market and is classified as Level 1.
- **Equity securities** — Common stocks are valued at the closing price reported on the active market on which the individual securities are traded and are classified as Level 1. Mutual funds are valued at the net asset values of the shares at year-end, as determined by the closing price reported on the active market on which the individual securities are traded and are classified as Level 1.
- **Fixed income securities** — U.S. Treasury bills reflect the closing price on the active market in which the securities are traded and are classified as Level 1. Securities of U.S. agencies are valued using bid evaluations and a classified as Level 2. Corporate fixed income securities are valued using evaluated prices, such as dealer quotes, bids and offers and are therefore classified as Level 2.
- **Insurance contracts** — Insurance contracts are investments with various insurance companies. The fair value is equal to the contract value. These contracts do not hold any specific assets. These investments are classified as Level 3.

- **Real estate collective funds** — These funds are valued at the estimated fair value of the underlying properties. Estimated fair value is calculated using a combination of key inputs, such as revenue and expense growth rates, terminal capitalization rates and discount rates. These investments are classified as Level 3.
- **Pooled investment funds** — These are public investment vehicles valued using the net asset value. The net asset value is based on the value of the assets owned by the plan, less liabilities. These investments are not quoted on an active exchange and are classified as Level 2.

The following tables present an analysis of changes during the years ended October 31, 2013 and 2012 in Level 3 plan assets, by plan asset class, for U.S. and International pension plans using significant unobservable inputs to measure fair value:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Real estate collective funds	Insurance contracts	Total
Beginning balance at October 31, 2012	**$13,110**	**$19,046**	**$32,156**
Actual return on plan assets:			
Assets held, end of year	**1,970**	**1,025**	**2,995**
Assets sold during the period	**13**	**—**	**13**
Purchases	**—**	**4,242**	**4,242**
Sales	**(135)**	**(2,093)**	**(2,228)**
Foreign currency translation	**—**	**(127)**	**(127)**
Ending balance at October 31, 2013	**$14,958**	**$22,093**	**$37,051**

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Real estate collective funds	Insurance contracts	Total
Beginning balance at October 31, 2011	$ —	$18,501	$18,501
Actual return on plan assets:			
Assets held, end of year	1,169	780	1,949
Assets sold during the period	2	—	2
Purchases	12,000	2,311	14,311
Sales	(61)	(2,122)	(2,183)
Foreign currency translation	—	(424)	(424)
Ending balance at October 31, 2012	$13,110	$19,046	$32,156

Contributions to pension plans in 2014 are estimated to be approximately $21,900.

Retiree pension benefit payments, which reflect expected future service, are anticipated to be paid as follows:

Year	United States	International
2014	$10,905	$ 3,659
2015	11,888	2,539
2016	12,885	2,159
2017	14,131	1,998
2018	15,228	2,857
2019-2023	93,560	18,777

Notes to Consolidated Financial Statements — *(Continued)*

Other postretirement plans — We have an unfunded postretirement benefit plan covering certain of our United States employees. Employees hired after January 1, 2002, are not eligible to participate in this plan. The plan provides medical and life insurance benefits. The plan is contributory, with retiree contributions in the form of premiums that are adjusted annually, and contains other cost-sharing features, such as deductibles and coinsurance. We also sponsor an unfunded, non-contributory postretirement benefit plan that provides medical and life insurance benefits for certain international employees.

A reconciliation of the benefit obligations, accrued benefit cost and the amount recognized in financial statements for other postretirement plans is as follows:

	United States		International	
	2013	2012	2013	2012
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 71,228**	$ 73,392	**$ 851**	$ 678
Service cost	**1,145**	1,183	**35**	28
Interest cost	**2,598**	2,759	**38**	41
Participant contributions	**600**	1,393	**—**	—
Plan amendment	**—**	(202)	**—**	—
Foreign currency exchange rate change	**—**	—	**(34)**	1
Actuarial (gain) loss	**(11,619)**	(4,315)	**(118)**	107
Benefits paid	**(2,948)**	(2,982)	**(4)**	(4)
Benefit obligation at end of year	**$ 61,004**	$ 71,228	**$ 768**	$ 851
Change in plan assets:				
Beginning fair value of plan assets	**$ —**	$ —	**$ —**	$ —
Company contributions	**2,348**	1,589	**4**	4
Participant contributions	**600**	1,393	**—**	—
Benefits paid	**(2,948)**	(2,982)	**(4)**	(4)
Ending fair value of plan assets	**$ —**	$ —	**$ —**	$ —
Funded status at end of year	**$(61,004)**	$(71,228)	**$(768)**	$(851)
Amounts recognized in financial statements:				
Accrued benefit liability	**$ (1,974)**	$ (2,224)	**$ (4)**	$ (4)
Long-term postretirement obligations	**(59,030)**	(69,004)	**(764)**	(847)
Total amount recognized in financial statements	**$(61,004)**	$(71,228)	**$(768)**	$(851)

	United States		International	
	2013	2012	2013	2012
Amounts recognized in accumulated other comprehensive (gain) loss:				
Net actuarial (gain) loss	**$17,854**	$31,585	**$(243)**	$(138)
Prior service cost (credit)	**(1,461)**	(1,934)	**—**	—
Accumulated other comprehensive (gain) loss	**$16,393**	$29,651	**$(243)**	$(138)
Amounts expected to be recognized during next fiscal year:				
Amortization of net actuarial (gain) loss	**$ 1,139**	$ 2,214	**$ (14)**	$ (4)
Amortization of prior service cost (credit)	**(449)**	(1,758)	**—**	—
Total	**$ 690**	$ 456	**$ (14)**	$ (4)

The following table summarizes the changes in accumulated other comprehensive (gain) loss:

	United States		International	
	2013	**2012**	**2013**	**2012**
Balance at beginning of year	**$ 29,651**	$35,374	**$(138)**	$(260)
Net (gain) loss arising during the year	**(11,619)**	(4,315)	**(117)**	108
Prior service cost (credit) arising during the year	**—**	(202)	**—**	—
Net gain (loss) recognized during the year	**(2,112)**	(1,790)	**4**	14
Prior service credit (cost) recognized during the year	**473**	584	**—**	—
Exchange rate effect during the year	**—**	—	**8**	—
Balance at end of year	**$ 16,393**	$29,651	**$(243)**	$(138)

Net postretirement benefit costs include the following components:

	United States			International		
	2013	**2012**	**2011**	**2013**	**2012**	**2011**
Service cost	**$1,145**	$1,183	$ 1,122	**$35**	$ 28	$31
Interest cost	**2,598**	2,759	2,932	**38**	41	41
Amortization of prior service cost (credit)	**(473)**	(584)	(1,147)	**—**	—	—
Amortization of net actuarial (gain) loss	**2,112**	1,789	1,606	**(4)**	(14)	(8)
Total benefit cost	**$5,382**	$5,147	$ 4,513	**$69**	$ 55	$64

The weighted average assumptions used in the valuation of postretirement benefits were as follows:

	United States			International		
	2013	**2012**	**2011**	**2013**	**2012**	**2011**
Assumptions used to determine benefit obligations at October 31:						
Discount rate	**4.80%**	3.85%	4.50%	**4.95%**	4.40%	5.85%
Health care cost trend rate	**4.12**	4.90	9.36	**6.65**	6.83	7.00
Rate to which health care cost trend rate is assumed to decline (ultimate trend rate)	**3.47**	3.60	5.00	**3.50**	3.50	3.50
Year the rate reaches the ultimate trend rate	**2021**	2017	2016	**2031**	2031	2031
Assumption used to determine net benefit costs for the years ended October 31:						
Discount rate	**3.85%**	4.50%	5.25%	**4.40%**	5.85%	5.75%

The decrease in the weighted-average health care cost trend rate in the United States relates to a change in the plan design of the retiree medical plan effective January 1, 2013 moving to a Health Reimbursement Arrangement for post-65 coverage.

The discount rate and the health care cost trend rate assumptions have a significant effect on the amounts reported. For example, a one-percentage point change in the discount rate and the assumed health care cost trend rate would have the following effects:

	United States		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in 2013	$ (758)	$ 911	$ (20)	$ 11
Effect on postretirement obligation as of October 31, 2013	$(7,945)	$ 9,886	$(138)	$ 181
Health care trend rate:				
Effect on total service and interest cost components in 2013	$ 630	$ (508)	$ 17	$ (13)
Effect on postretirement obligation as of October 31, 2013	$ 8,907	$(7,286)	$ 172	$(135)

Contributions to postretirement plans in 2014 are estimated to be approximately $2,000.

Retiree postretirement benefit payments are anticipated to be paid as follows:

Year	United States	International
2014	$ 1,974	$ 4
2015	2,254	11
2016	2,490	12
2017	2,747	13
2018	2,965	16
2019-2023	17,767	117

Note 7 — Income taxes

Income tax expense includes the following:

	2013	2012	2011
Current:			
U.S. federal	**$45,004**	$ 51,458	$53,983
State and local	**2,351**	1,378	2,029
Foreign	**36,829**	38,760	35,469
Total current	**84,184**	91,596	91,481
Deferred:			
U.S. federal	**8,361**	7,204	1,851
State and local	**(991)**	782	23
Foreign	**(2,248)**	1,842	(1,158)
Total deferred	**5,122**	9,828	716
	$89,306	$101,424	$92,197

Earnings before income taxes of domestic operations, which are calculated after intercompany profit eliminations, were $164,702, $177,035 and $181,258 in 2013, 2012 and 2011, respectively.

Income tax expense in 2013 also includes a benefit of $900 for the reduction of unrecognized tax benefits primarily related to expiration of certain foreign statutes of limitations. On January 2, 2013, the American

Taxpayer Relief Act of 2012 was enacted which retroactively reinstated and extended the Federal Research and Development Tax Credit (Federal R&D Tax Credit) from January 1, 2012 to December 31, 2013 and extended certain other tax provisions. As a result, our income tax provision for 2013 included a discrete tax benefit of $1,700 related to 2012.

Income tax expense in 2012 includes a benefit of $2,717 related to the utilization of loss carryforwards and to the release of the valuation allowance related to loss carryforwards which are expected to be utilized in future years.

Income tax expense in 2011 includes a benefit of $2,027 from a reduction in unrecognized tax benefits, primarily related to settlements with tax authorities. In December 2010, the U.S. Congress passed and the President signed the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010, which provided retroactive reinstatement of a research credit. As a result, income tax expense for 2011 includes a tax benefit of $1,580 related to research credit generated in 2010. Income tax expense in 2011 also includes a benefit related to the utilization of loss carryforwards of $682.

A reconciliation of the U.S. statutory federal rate to the worldwide consolidated effective tax rate follows:

	2013	2012	2011
Statutory federal income tax rate	**35.00%**	35.00%	35.00%
Domestic Production Deduction	**(1.71)**	(1.82)	(1.76)
Foreign tax rate variances, net of foreign tax credits	**(3.39)**	(2.31)	(2.51)
State and local taxes, net of federal income tax benefit	**0.28**	0.43	0.42
Amounts related to prior years	**(1.00)**	(0.31)	(1.31)
Other — net	**(0.48)**	0.10	(0.53)
Effective tax rate	**28.70%**	31.09%	29.31%

The Domestic Production Deduction, enacted by the American Jobs Creation Act of 2004, allows a deduction with respect to income from certain United States manufacturing activities.

Earnings before income taxes of international operations, which are calculated before intercompany profit elimination entries, were $146,421, $149,218 and $133,303 in 2013, 2012 and 2011, respectively. Deferred income taxes are not provided on undistributed earnings of international subsidiaries that are intended to be permanently invested in their operations. These undistributed earnings aggregated approximately $510,842 and $400,487 at October 31, 2013 and 2012, respectively. Should these earnings be distributed, applicable foreign tax credits would substantially offset taxes due upon the distribution. It is not practical to estimate the amount of additional taxes that might be payable on such undistributed earnings.

At October 31, 2013 and 2012, total unrecognized tax benefits were $5,717 and $3,140, respectively. The amounts that, if recognized, would impact the effective tax rate were $5,178 and $2,601 at October 31, 2013 and 2012, respectively. The increase in unrecognized tax benefits as compared to prior year relates primarily to foreign positions and, if recognized, a substantial portion of the gross unrecognized tax benefits would be offset against assets currently recorded in the Consolidated Balance Sheet. A reconciliation of the beginning and ending amount of unrecognized tax benefits for 2013, 2012 and 2011 is as follows:

	2013	2012	2011
Balance at beginning of year	**$ 3,140**	$2,576	$ 4,078
Additions based on tax positions related to the current year	**703**	148	387
Additions for tax positions of prior years	**3,261**	896	138
Reductions for tax positions of prior years	**(317)**	—	—
Settlements	**—**	0	(2,027)
Lapse of statute of limitations	**(1,070)**	(480)	—
Balance at end of year	**$ 5,717**	$3,140	$ 2,576

At October 31, 2013 and 2012, we had accrued interest expense related to unrecognized tax benefits of $1,085 and $304, respectively. We include interest accrued related to unrecognized tax benefits in interest expense. Penalties, if incurred, would be recognized as other income (expense).

We are subject to United States Federal income tax as well as income taxes in numerous state and foreign jurisdictions. We are subject to examination in the U.S. by the Internal Revenue Service (IRS) for the 2010, 2012 and 2013 tax years; tax years prior to 2010 and the 2011 year have been examined by the IRS. Generally, major state and foreign jurisdiction tax years remain open to examination for tax years after 2007. Within the next twelve months, it is reasonably possible that certain statute of limitations periods would expire, which could result in a decrease in our unrecognized tax benefits in a range of $0 to $470.

Significant components of deferred tax assets and liabilities are as follows:

	2013	2012
Deferred tax assets:		
Employee benefits	**$ 66,148**	$ 90,707
Other accruals not currently deductible for taxes	**16,984**	16,105
Tax credit and loss carryforwards	**13,077**	17,145
Inventory adjustments	**4,998**	5,278
Translation of foreign currency accounts	**384**	929
Total deferred tax assets	**101,591**	130,164
Valuation allowance	**(5,663)**	(5,046)
Total deferred tax assets	**95,928**	125,118
Deferred tax liabilities:		
Depreciation and amortization	**146,500**	121,348
Other — net	**51**	—
Total deferred tax liabilities	**146,551**	121,348
Net deferred tax assets (liabilities)	**$ (50,623)**	$ 3,770

At October 31, 2013, we had $1,498 of tax credit carryforwards of which $122 will expire in 2014 through 2017, and $1,376 of which has an indefinite carryforward period. We also had $16,939 Federal, $51,347 state and $10,980 foreign operating loss carryforwards, of which $68,658 will expire in 2014 through 2033, and $10,608 of which has an indefinite carryforward period. The net change in the valuation allowance was an increase of $617 in 2013 and a decrease of $1,005 in 2012. The valuation allowance of $5,663 at October 31, 2013, relates primarily to tax credits and loss carryforwards that may expire before being realized. We continue to assess the need for valuation allowances against deferred tax assets based on determinations of whether it is more likely than not that deferred tax benefits will be realized.

Note 8 — Notes payable

Bank lines of credit and notes payable are summarized as follows:

	2013	2012
Maximum borrowings under bank lines of credit:		
Domestic banks	$ —	$50,000
Foreign banks	83,191	40,260
Total	$83,191	$90,260
Outstanding notes payable:		
Domestic bank debt	$ —	$50,000
Foreign bank debt	3,604	1
Total	$ 3,604	$50,001
Weighted-average interest rate on notes payable	2.0%	1.1%
Unused bank lines of credit	$79,587	$40,259

In 2012, we entered into a 364-day, $250,000 Credit Agreement with PNC Bank. We borrowed $250,000 under this agreement for acquisitions made in 2012 and then repaid $200,000 using proceed of the Senior Notes described in Note 9, leaving a balance of $50,000 outstanding at October 31, 2012. The remaining balance of this facility was repaid on June 3, 2013.

Note 9 — Long-term debt

A summary of long-term debt is as follows:

	2013	2012
Revolving credit agreement, due 2017	$254,000	$262,450
Senior notes, due 2017-2025	200,000	200,000
Euro loan, due 2016	129,058	—
Private shelf facility, due 2012-2020	63,889	69,445
Senior note, due 2013	—	50,000
Development loans, due 2011-2026	1,702	1,814
Other	341	—
	648,990	583,709
Less current maturities	10,832	55,668
Long-term maturities	$638,158	$528,041

Revolving credit agreement — This $500,000 unsecured multi-currency revolving credit agreement is with a group of banks and expires in December 2016. Payment of quarterly commitment fees is required. The weighted average interest rate for borrowings under this agreement was 1.06 percent at October 31, 2013.

Senior notes, due 2017-2025 —These fixed-rate notes entered into in 2012 with a group of insurance companies had an original weighted-average life of 8.78 years at the time of issuance. The weighted-average interest rate at October 31, 2013 was 2.93 percent.

Euro loan, due 2016 — This loan was entered into in 2013 with The Bank of Tokyo-Mitsubishi UFJ, Ltd. It can be extended by one year at the end of the third and fourth anniversaries. The interest rate is variable based upon the EUR LIBOR rate. The interest rate at October 31, 2013 was 0.99 percent.

Private shelf facility — In 2011, we entered into a $150,000 three-year Private Shelf Note agreement with New York Life Investment Management LLC (NYLIM). The amount of the facility was increased to $175,000 in 2013. Borrowings under the agreement may be up to 12 years, with an average life of up to 10 years, and are unsecured. The interest rate on each borrowing can be fixed or floating and is based upon the market rate at the borrowing date. At October 31, 2013, the amount outstanding under this facility was at a fixed rate of 2.21 percent per annum.

Senior note, due 2013 — This note had a fixed interest rate of 4.98 percent and was repaid as scheduled in 2013.

Development loans, due 2011-2026 — These fixed-rate loans with the State of Ohio and Cuyahoga County, Ohio were issued in 2011 in connection with the construction of our corporate headquarters building and are payable in monthly installments over 15 years beginning in 2011. The interest rate on the State of Ohio loan is 3.00 percent, and the interest rate on the Cuyahoga County loan is 3.50 percent.

Annual maturities — The annual maturities of long-term debt for the five years subsequent to October 31, 2013, are as follows: $10,832 in 2014; $10,757 in 2015; $139,822 in 2016; and $292,095 in 2017 and $26,587 in 2018.

Note 10 — Leases

We have lease commitments expiring at various dates, principally for manufacturing, warehouse and office space, automobiles and office equipment. Many leases contain renewal options and some contain purchase options and residual guarantees.

Rent expense for all operating leases was approximately $14,835, $13,822 and $12,292 in 2013, 2012 and 2011, respectively.

Amortization of assets recorded under capital leases is recorded in depreciation expense.

Assets held under capitalized leases and included in property, plant and equipment are as follows:

	2013	2012
Transportation equipment	**$ 16,261**	$15,697
Other	**10,577**	8,145
Total capitalized leases	**26,838**	23,842
Accumulated amortization	**(10,805)**	(7,614)
Net capitalized leases	**$ 16,033**	$16,228

At October 31, 2013, future minimum lease payments under noncancelable capitalized and operating leases are as follows:

	Capitalized Leases	Operating Leases
Year:		
2014	$ 7,298	$12,321
2015	4,819	7,506
2016	2,446	5,478
2017	667	4,527
2018	403	3,292
Later years	4,806	10,289
Total minimum lease payments	20,439	$43,413
Less amount representing executory costs	3,114	
Net minimum lease payments	17,325	
Less amount representing interest	1,692	
Present value of net minimum lease payments	15,633	
Less current portion	5,521	
Long-term obligations at October 31, 2013	$10,112	

Note 11 — Severance and restructuring costs

During 2013, we recognized severance costs of $811 in the Advanced Technology Systems segment and $315 in the Adhesive Dispensing Systems segment. These costs were associated with restructuring initiatives to optimize global operations. Severance payments in 2013 totaled $784.

In order to optimize Industrial Coating Systems operations in Ohio, a restructuring initiative was undertaken in 2012 that resulted in $690 of severance costs. All severance amounts were paid in 2012.

In 2011, we announced a restructuring of the Georgia operations of our Adhesive Dispensing Systems segment in order to optimize operations and better serve our customers. The restructuring involved the expansion of our facility in Duluth and construction of a new facility in Swainsboro, where operations from our existing Swainsboro facility, as well as facilities in Norcross and Dawsonville, were transferred. Severance costs and other termination fees associated with this action were $2,326. Of the total expense amount, $769 was recorded in 2012, and $1,557 was recorded in 2011. Payments of $2,326 were made in 2012. In addition, $2,916 of expenses related to production inefficiencies and moving costs were incurred in 2012. Of this amount, $2,040 was recorded in cost of sales, and $876 was recorded in severance and restructuring costs.

As a result of this restructuring initiative, we assessed the fair value of the Swainsboro, Norcross and Dawsonville facilities in 2011 and remeasured to fair value two of them using third-party property appraisals or market-corroborated inputs. The amount of Level 2 long-lived assets measured at fair value on a non-recurring basis was $4,150. Impairment losses of $1,322 on the two facilities were recorded in long-lived asset impairments in the Consolidated Statement of Income. The Swainsboro and Norcross facilities were sold in 2012, and the resulting net gain of $830 was included in other income in the Consolidated Statement of Income.

In order to optimize Adhesive Dispensing Systems segment operations in Germany, a restructuring initiative was launched in 2011 that resulted in severance costs of $209. Of that amount, $177 was recorded in 2012, and $32 was recorded in 2011. Payments of $206 were made in 2012. In 2011, we also assessed the fair value of a facility and remeasured it to fair value using a third party appraisal. The amount of Level 2 long-lived assets measured at fair value on a non-recurring basis was $932. An impairment loss of $489 was recorded in long-lived asset impairments in the Consolidated Statement of Income. This facility was sold in 2012, and a loss of $117 was recorded in other expense in the Consolidated Statement of Income.

Note 12 — Fair value measurements

The inputs to the valuation techniques used to measure fair value are classified into the following categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table presents the classification of our assets and liabilities measured at fair value on a recurring basis at October 31, 2013:

	Total	Level 1	Level 2	Level 3
Assets:				
Rabbi trust[(a)]	$13,611	$ —	$13,611	$ —
Foreign currency forward contracts[(b)]	3,493	—	3,493	—
Total assets at fair value	$17,104	$ —	$17,104	$ —
Liabilities:				
Deferred compensation plans[(c)]	$ 7,322	$7,322	$ —	$ —
Foreign currency forward contracts[(b)]	1,180	—	1,180	—
Total liabilities at fair value	$ 8,502	$7,322	$ 1,180	$ —

(a) We maintain a rabbi trust that serves as an investment to shadow our deferred compensation plan liability. The investment assets of the trust consist of life insurance policies for which we recognize income or expense based upon changes in cash surrender value.

(b) We enter into foreign currency forward contracts to reduce the risk of foreign currency exposures resulting from receivables, payables, intercompany receivables, intercompany payables and loans denominated in foreign currencies. Foreign exchange contracts are valued using market exchange rates. These foreign exchange contracts are not designated as hedges.

(c) Executive officers and other highly compensated employees may defer up to 100 percent of their salary and annual cash incentive compensation and for executive officers, up to 90 percent of their long-term incentive compensation, into various non-qualified deferred compensation plans. Deferrals can be allocated to various market performance measurement funds. Changes in the value of compensation deferred under these plans are recognized each period based on the fair value of the underlying measurement funds.

Fair value disclosures related to impairments of long-lived assets are disclosed in Note 11, and fair value disclosures related to goodwill and indefinite-lived intangible assets are disclosed in Note 5.

Note 13 — Financial instruments

We operate internationally and enter into intercompany transactions denominated in foreign currencies. Consequently, we are subject to market risk arising from exchange rate movements between the dates foreign currency transactions occur and the dates they are settled. We regularly use foreign currency forward contracts to reduce our risks related to most of these transactions. These contracts usually have maturities of 90 days or less and generally require us to exchange foreign currencies for U.S. dollars at maturity, at rates stated in the contracts. These contracts are not designated as hedging instruments under U.S. GAAP. Accordingly, the changes in the fair value of the foreign currency forward contracts are recognized in each accounting period in "other — net" on the Consolidated Statement of Income together with the transaction gain or loss from the related balance sheet position. In 2013, we recognized net gains of $1,437 on foreign currency forward contracts and net losses of $3,651 from the change in fair value of balance sheet positions. In 2012, we recognized net gains of $294 on foreign currency forward contracts and net losses of $1,310 from the change in fair value of balance sheet positions. In 2011, we recognized net losses of $11,277 on foreign currency forward contracts and net gains of $13,477 from the change in fair value of balance sheet positions. We do not use financial instruments for trading or speculative purposes.

The following table summarizes, by currency, the contracts outstanding at October 31, 2013 and 2012:

	Sell		Buy	
	Notional Amounts	Fair Market Value	Notional Amounts	Fair Market Value
October 31, 2013 contract amounts:				
Euro	**$194,531**	**$194,187**	**$131,198**	**$131,825**
Pound sterling	**17,854**	**17,856**	**29,441**	**29,950**
Japanese yen	**11,426**	**11,404**	**8,686**	**8,672**
Australian dollar	**894**	**899**	**8,653**	**8,986**
Hong Kong dollar	**1,935**	**1,935**	**42,140**	**42,132**
Singapore dollar	**201**	**201**	**9,815**	**10,065**
Others	**5,768**	**5,745**	**24,227**	**24,503**
Total	**$232,609**	**$232,227**	**$254,160**	**$256,133**
October 31, 2012 contract amounts:				
Euro	$ 3,186	$ 3,220	$ 95,370	$ 95,769
Pound sterling	—	—	28,771	28,959
Japanese yen	5,810	5,766	15,643	15,465
Australian dollar	515	519	9,131	9,156
Singapore dollar	—	—	8,626	8,681
Others	4,758	4,725	19,686	19,829
Total	$ 14,269	$ 14,230	$177,227	$177,859

We also use intercompany foreign currency transactions of a long-term investment nature to hedge the value of investment in wholly-owned subsidiaries. For hedges of the net investment in foreign operations, realized and unrealized gains and losses are shown in the cumulative translation adjustment account included in total comprehensive income. For 2013 and 2012, net gains of $699 and $240, respectively, were included in the cumulative translation adjustment account related to foreign denominated fixed-rate debt designated as a hedge of net investment in foreign operations.

We are exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments. These financial instruments include cash deposits and foreign currency forward contracts. We periodically monitor the credit ratings of these counterparties in order to minimize our exposure. Our customers represent a wide variety of industries and geographic regions. As of October 31, 2013, there were no significant concentrations of credit risk.

The carrying amounts and fair values of financial instruments, other than receivables and accounts payable, are shown in the table below. The carrying values of receivables and accounts payable approximate fair value due to the short-term nature of these instruments.

	2013		2012	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	**$ 42,375**	**$ 42,375**	$ 41,239	$ 41,239
Marketable securities	**—**	**—**	279	279
Notes payable	**3,604**	**3,604**	50,001	50,001
Long-term debt (including current portion)	**648,990**	**636,904**	583,709	584,624
Foreign currency forward contracts (net)	**2,313**	**2,313**	671	671

We used the following methods and assumptions in estimating the fair value of financial instruments:

- Cash, cash equivalents and notes payable are valued at their carrying amounts due to the relatively short period to maturity of the instruments.
- Marketable securities are valued at quoted market prices, which are considered to be Level 1 inputs under the fair value hierarchy.
- Long-term debt is valued by discounting future cash flows at currently available rates for borrowing arrangements with similar terms and conditions, which are considered to be Level 2 inputs under the fair value hierarchy.
- Foreign currency forward contracts are estimated using quoted exchange rates, which are considered to be Level 2 inputs under the fair value hierarchy.

Note 14 — Capital shares

Preferred — We have authorized 10,000 Series A convertible preferred shares without par value. No preferred shares were outstanding in 2013, 2012 or 2011.

Common — We have 160,000 authorized common shares without par value. At October 31, 2013 and 2012, there were 98,023 common shares issued. At October 31, 2013 and 2012, the number of outstanding common shares, net of treasury shares, was 64,218 and 64,257, respectively.

Common shares repurchased as part of publicly announced programs during 2013, 2012 and 2011 were as follows:

Year	Number of Shares	Total Amount	Average per Share
2013	**459**	**$ 30,443**	**$66.29**
2012	1,831	$ 86,022	$46.98
2011	3,024	$134,163	$44.37

Note 15 — Stock-based compensation

At the 2013 Annual Meeting of Shareholders on February 26, 2013, our shareholders approved the 2012 Stock Incentive and Award Plan (the "2012 Plan"). The 2012 Plan provides for the granting of stock options, stock appreciation rights, restricted stock, performance shares, stock purchase rights, stock equivalent units, cash awards and other stock or performance-based incentives. A maximum of 2,900 common shares is available for grant under the Plan, inclusive of shares available to be granted under the 2008 Plan immediately prior to shareholder approval of the 2012 Plan.

Stock options — Nonqualified or incentive stock options may be granted to our employees and directors. Generally, options granted to employees may be exercised beginning one year from the date of grant at a rate not exceeding 25 percent per year and expire 10 years from the date of grant. Vesting accelerates upon the occurrence of events that involve or may result in a change of control. Option exercises are satisfied through the issuance of treasury shares on a first-in, first-out basis. We recognized compensation expense of $4,906, $3,789 and $2,906 for 2013, 2012 and 2011, respectively.

Following is a summary of stock options for 2013:

	Number of Options	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value	Weighted-Average Remaining Term
Outstanding at October 31, 2012	1,764	$28.35		
Granted	283	$61.61		
Exercised	(283)	$21.72		
Forfeited or expired	(15)	$48.38		
Outstanding at October 31, 2013	1,749	$34.63	$65,492	6.1 years
Vested at October 31, 2013 or expected to vest	1,699	$34.22	$64,348	6.1 years
Exercisable at October 31, 2013	942	$25.07	$44,276	4.7 years

Summarized information on currently outstanding options follows:

	Range of Exercise Price		
	$14—$20	$21—$31	$32—$63
Number outstanding	452	500	797
Weighted-average remaining contractual life, in years	3.8	5.0	8.1
Weighted-average exercise price	$16.15	$27.15	$49.82
Number exercisable	401	391	150
Weighted-average exercise price	$16.37	$26.96	$43.47

As of October 31, 2013, there was $9,631 of total unrecognized compensation cost related to nonvested stock options. That cost is expected to be amortized over a weighted average period of approximately 1.7 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2013	2012	2011
Expected volatility	**45.3%-46.9%**	45.4%-46.9%	43.1%-45.1%
Expected dividend yield	**0.97%-1.01%**	1.20%	1.28%
Risk-free interest rate	**0.75%-0.90%**	1.03%-1.23%	1.89%-2.25%
Expected life of the option (in years)	**5.4-6.1**	5.4-6.1	5.4-6.3

The weighted-average expected volatility used to value options granted in 2013, 2012 and 2011 was 46.3 percent, 46.2 percent and 44.3 percent, respectively.

Historical information was the primary basis for the selection of the expected volatility, expected dividend yield and the expected lives of the options. The risk-free interest rate was selected based upon yields of United States Treasury issues with terms equal to the expected life of the option being valued.

The weighted average grant date fair value of stock options granted during 2013, 2012 and 2011 was $24.12, $17.03 and $16.80, respectively.

The total intrinsic value of options exercised during 2013, 2012 and 2011 was $12,892, $13,329 and $23,076, respectively. Cash received from the exercise of stock options for 2013, 2012 and 2011 was $6,018, $4,934 and $9,652, respectively. The tax benefit realized from tax deductions from exercises for 2013, 2012 and 2011 was $5,531, $4,792 and $6,924, respectively.

Restricted stock — We may grant restricted shares to our employees and directors. These shares may not be transferred for a designated period of time (generally one to three years) defined at the date of grant.

For employee recipients, in the event of termination of employment due to early retirement, restricted shares granted within 12 months prior to termination are forfeited, and other restricted shares are forfeited on a pro-rata basis. In the event of termination of employment due to retirement at normal retirement age (age 65) restricted shares granted within 12 months prior to termination are forfeited, and, for other restricted shares, the restriction period will terminate and the shares will vest and be transferable. Restrictions lapse in the event of a recipient's disability or death. Termination for any other reason prior to the lapse of any restrictions results in forfeiture of the shares.

For non-employee directors, all restrictions lapse in the event of disability or death of the non-employee director. Termination of service as a director for any other reason within one year of date of grant results in a pro-rata forfeiture of shares.

As shares are issued, deferred stock-based compensation equivalent to the fair market value on the date of grant is charged to shareholders' equity and subsequently amortized over the vesting period. Tax benefits arising from the lapse of restrictions on the stock are recognized when realized and credited to capital in excess of stated value.

The following table summarizes 2013 activity related to restricted stock:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Restricted at October 31, 2012	100	$40.58
Granted	36	$62.08
Vested	(51)	$35.85
Forfeited	(3)	$48.18
Restricted at October 31, 2013	82	$52.67

As of October 31, 2013, there was $1,827 of unrecognized compensation cost related to restricted stock. The cost is expected to be amortized over a weighted average period of 1.7 years. The amount charged to expense related to restricted stock was $2,464, $1,724 and $1,278 in 2013, 2012 and 2011, respectively.

Deferred directors' compensation — Non-employee directors may defer all or part of their compensation until retirement. Compensation may be deferred as cash or as stock equivalent units. Deferred cash amounts are recorded as liabilities. Additional stock equivalent units are earned when common stock dividends are declared.

The following table summarizes activity related to director deferred compensation share equivalent units during 2013:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Outstanding at October 31, 2012	200	$19.44
Deferrals	1	$69.39
Restricted stock units vested	11	$45.20
Dividend equivalents	1	$68.03
Distributions	(65)	$17.03
Outstanding at October 31, 2013	148	$23.22

The amount charged to expense related to this plan was $183, $265 and $265 in 2013, 2012 and 2011, respectively.

Long-term incentive plan — Under the long-term incentive plan, executive officers and selected other key employees receive common stock unit awards based on corporate performance measures over three-year performance periods. Awards vary based on the degree to which corporate performance exceeds predetermined threshold, target and maximum performance levels at the end of a performance period. No award will occur unless certain threshold performance objectives are exceeded.

The amount of compensation expense is based upon current performance projections for each three-year period and the percentage of the requisite service that has been rendered. The calculations are also based upon the grant date fair value determined using the closing market price of common stock at the grant date, adjusted for dividends not to be paid. This value was $59.59 per share for 2013, $42.12 per share for 2012 and $42.02 per share for 2011. The cumulative amounts recorded in shareholders' equity at October 31, 2013, 2012 and 2011 were $8,083, $8,707 and $6,081, respectively. The amounts charged to expense for executive officers and selected other key employees in 2013, 2012 and 2011 were $3,588, $4,235 and $4,067, respectively.

Shares reserved for future issuance — At October 31, 2013, there were 2,657 of common shares reserved for future issuance through the exercise of outstanding options or rights.

Note 16 — Operating segments and geographic area data

We conduct business in three primary operating segments: Adhesive Dispensing Systems, Advanced Technology Systems, and Industrial Coating Systems. The composition of segments and measure of segment profitability is consistent with that used by our chief operating decision maker. The primary measure used by the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing performance is operating profit, which equals sales less cost of sales and certain operating expenses. Items below the operating profit line of the Consolidated Statement of Income (interest and investment income, interest expense and other income/expense) are excluded from the measure of segment profitability reviewed by our chief operating decision maker and are not presented by operating segment. In addition, the measure of segment operating profit that is reported to and reviewed by the chief operating decision maker excludes expense in 2011 related to the withdrawal from a multiemployer employee pension fund in Japan. The accounting policies of the segments are generally the same as those described in Note 1, Significant Accounting Policies.

No single customer accounted for ten percent or more of sales in 2013, 2012 or 2011.

The following table presents information about our reportable segments:

	Adhesive Dispensing Systems	Advanced Technology Systems	Industrial Coating Systems	Corporate	Total
Year ended October 31, 2013					
Net external sales	**$793,488**	**$516,266**	**$233,167**	**$ —**	**$1,542,921**
Depreciation	**15,638**	**9,180**	**3,370**	**3,578**	**31,766**
Operating profit	**203,757**[(a)]	**123,403**[(b)]	**33,786**	**(37,097)**	**323,849**
Identifiable assets[(c)]	**750,616**	**721,524**	**113,835**	**456,919**[(d)]	**2,042,894**
Expenditures for long-lived assets	**20,498**	**10,080**	**6,239**	**10,402**	**47,219**
Year ended October 31, 2012					
Net external sales	$684,096	$515,992	$209,490	$ —	$1,409,578
Depreciation	9,532	8,695	3,141	3,101	24,469
Operating profit (loss)	211,072[(a)]	134,074	25,933[(e)]	(35,599)	335,480
Identifiable assets[(c)]	611,357	718,354	110,982	395,331[(d)]	1,836,024
Expenditures for long-lived assets	14,612	6,871	4,602	4,874	30,959
Year ended October 31, 2011					
Net external sales	$611,911	$437,232	$184,016	$ —	$1,233,159
Depreciation	7,087	7,851	2,855	2,965	20,758
Operating profit	210,350[(a)]	114,660	27,220	(36,687)[(f)]	315,543
Identifiable assets[(c)]	286,974	691,479	71,438	270,500[(d)]	1,320,391
Expenditures for long-lived assets	4,477	4,833	2,437	8,492	20,239

(a) Includes $315 of severance and restructuring costs in 2013. Includes $3,862 of cost of goods sold — restructuring and severance and restructuring costs in 2012. Includes $1,811 of impairment charges related to the write down of assets to fair value and $1,589 of severance charges and other termination fees in 2011.

(b) Includes $811 of severance and restructuring costs.

(c) Operating segment identifiable assets include notes and accounts receivable net of customer advance payments and allowance for doubtful accounts, inventories net of reserves, property, plant and equipment net of accumulated depreciation and goodwill.

(d) Corporate assets are principally cash and cash equivalents, deferred income taxes, capital leases, headquarter facilities, the major portion of our enterprise management system, and intangible assets.

(e) Includes $690 of severance and restructuring costs.

(f) Includes $3,120 of expense related to the withdrawal from a multi-employer employee pension plan in Japan.

Notes to Consolidated Financial Statements — *(Continued)*

We have significant sales and long-lived assets in the following geographic areas:

	2013	2012	2011
Net external sales			
United States	**$ 465,789**	$ 388,904	$ 312,328
Americas	**123,654**	109,074	102,077
Europe	**416,725**	381,005	390,319
Japan	**127,945**	127,509	111,003
Asia Pacific	**408,808**	403,086	317,432
Total net external sales	**$1,542,921**	$1,409,578	$1,233,159
Long-lived assets			
United States	**$ 136,551**	$ 127,486	$ 90,994
Americas	**4,154**	3,180	2,933
Europe	**22,576**	14,896	16,312
Japan	**4,384**	3,431	3,496
Asia Pacific	**33,314**	25,938	17,148
Total long-lived assets	**$ 200,979**	$ 174,931	$ 130,883

A reconciliation of total segment operating income to total consolidated income before income taxes is as follows:

	2013	2012	2011
Total profit for reportable segments	**$323,849**	$335,480	$315,543
Interest expense	**(14,841)**	(11,153)	(5,069)
Interest and investment income	**421**	463	569
Other-net	**1,694**	1,463	3,518
Income before income taxes	**$311,123**	$326,253	$314,561

A reconciliation of total assets for reportable segments to total consolidated assets is as follows:

	2013	2012	2011
Total assets for reportable segments	**$2,042,894**	$1,836,024	$1,320,391
Customer advance payments	**28,341**	20,894	9,375
Eliminations	**(28,946)**	(27,403)	(25,316)
Total consolidated assets	**$2,042,289**	$1,829,515	$1,304,450

Note 17 — Supplemental information for the statement of cash flows

	2013	2012	2011
Cash operating activities:			
Interest paid	**$16,037**	$ 9,285	$ 4,972
Income taxes paid	**93,074**	70,935	96,487
Non-cash investing and financing activities:			
Capitalized lease obligations incurred	**$ 6,441**	$12,981	$ 8,154
Capitalized lease obligations terminated	**468**	894	534
Shares acquired and issued through exercise of stock options	**148**	2,323	5,228

Note 18 — Quarterly financial data (unaudited)

	First	Second	Third	Fourth
2013:				
Sales	**$347,043**	**$382,100**	**$402,960**	**$410,818**
Gross margin	**197,229**	**216,938**	**225,083**	**226,894**
Net income	**42,011**	**54,605**	**65,424**	**59,777**
Earnings per share:				
Basic	**0.65**	**0.85**	**1.02**	**0.93**
Diluted	**0.65**	**0.84**	**1.01**	**0.92**
2012:				
Sales	$275,836	$315,193	$379,872	$438,677
Gross margin	169,346	189,656	223,214	241,073
Net income	38,338	52,111	66,694	67,686
Earnings per share:				
Basic	0.59	0.81	1.04	1.06
Diluted	0.58	0.80	1.03	1.04

The sum of the per-share amounts for the four quarters of 2013 and 2012 do not equal the annual per-share amounts due to differences in the average number of shares outstanding during the respective periods.

During the third quarter of 2013, we recorded a pre-tax gain of $2,116 on the sale of real estate in China. During the first quarter of 2013, we recorded a favorable adjustment to unrecognized tax benefits of $900 primarily related to expiration of certain foreign statutes of limitations. On January 2, 2013, the American Taxpayer Relief Act of 2012 was enacted which retroactively reinstated and extended the Federal Research and Development Tax Credit (Federal R&D Tax Credit) from January 1, 2012 to December 31, 2013 and extended certain other tax provisions. As a result, our income tax provision for the first quarter of 2013 included a discrete tax benefit of $1,700 related to 2012.

During the first quarter of 2012, pre-tax severance and restructuring costs of $811 and pre-tax costs of $682 related to the termination of a pension plan were recorded. During the second quarter of 2012, pre-tax severance and restructuring costs of $3,776 were recorded. Of this amount, $2,040 was recorded in cost of sales. During the fourth quarter of 2012, a pre-tax gain of $832 on the sale of real estate was recorded.

Note 19 — Contingencies

We are involved in pending or potential litigation regarding environmental, product liability, patent, contract, employee and other matters arising from the normal course of business. Including the environmental matter discussed below, it is our opinion, after consultation with legal counsel, that resolutions of these matters are not expected to result in a material effect on our financial condition, quarterly or annual operating results or cash flows.

Environmental — We have voluntarily agreed with the City of New Richmond, Wisconsin and other Potentially Responsible Parties to share costs associated with the remediation of the City of New Richmond municipal landfill (the "Site") and constructing a potable water delivery system serving the impacted area down gradient of the Site. At October 31, 2013, and 2012 our accrual for the ongoing operation, maintenance and monitoring obligation at the Site was $668 and $750, respectively. The liability for environmental remediation represents management's best estimate of the probable and reasonably estimable undiscounted costs related to known remediation obligations. The accuracy of our estimate of environmental liability is affected by several uncertainties such as additional requirements that may be identified in connection with remedial activities, the complexity and evolution of environmental laws and regulations, and the identification of presently unknown remediation requirements. Consequently, our liability could be greater than our current estimate. However, we do not expect that the costs associated with remediation will have a material adverse effect on our financial condition or results of operations.

Management's Report on Internal Control Over Financial Reporting

The management of Nordson Corporation is responsible for establishing and maintaining adequate internal control over financial reporting.

Using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (1992 framework), Nordson's management assessed the effectiveness of our internal control over financial reporting as of October 31, 2013.

On August 30, 2013, we acquired the Kreyenborg Group, which represented 11 percent of our total assets as of October 31, 2013. As the acquisition occurred during the last 12 months, the scope of our assessment of the effectiveness of internal control over financial reporting does not include the Kreyenborg Group. This exclusion is in accordance with the SEC's general guidance that assessments of recently acquired businesses may be omitted from our scope in the year of acquisition.

Based on our assessment, management concluded that our internal control over financial reporting was effective as of October 31, 2013.

The independent registered public accounting firm, Ernst & Young LLP, has also audited the effectiveness of our internal control over financial reporting as of October 31, 2013. Their report is included herein.

/s/ MICHAEL F. HILTON
President and Chief Executive Officer
December 16, 2013

/s/ GREGORY A. THAXTON
Senior Vice President, Chief Financial Officer
December 16, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Nordson Corporation

We have audited Nordson Corporation's internal control over financial reporting as of October 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Nordson Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the Kreyenborg Group, which are included in the 2013 consolidated financial statements of Nordson Corporation and constituted 11 percent of total assets as of October, 31, 2013. Our audit of internal control over financial reporting of Nordson Corporation also did not include an evaluation of the internal control over financial reporting of the Kreyenborg Group.

In our opinion, Nordson Corporation maintained, in all material respects, effective internal control over financial reporting as of October 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nordson Corporation as of October 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2013 of Nordson Corporation and our report dated December 16, 2013 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
December 16, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Nordson Corporation

We have audited the accompanying consolidated balance sheets of Nordson Corporation as of October 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2013. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nordson Corporation at October 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2013, in conformity with US generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nordson Corporation's internal control over financial reporting as of October 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated December 16, 2013 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
December 16, 2013

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of disclosure controls and procedures. Our management, with the participation of the principal executive officer (president and chief executive officer) and the principal financial officer (senior vice president, chief financial officer), has reviewed and evaluated our disclosure controls and procedures (as defined in the Securities Exchange Act Rule 13a-15e) as of October 31, 2013. Based on that evaluation, our management, including the principal executive and financial officers, has concluded that our disclosure controls and procedures were effective as of October 31, 2013 in ensuring that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to our management, including the principal executive officer and the principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's report on internal control over financial reporting. The Report of Management on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm thereon are set forth in Part II, Item 8 of this Annual Report on Form 10-K.

(c) Changes in internal control over reporting. There were no changes in our internal controls over financial reporting that occurred during the fourth quarter of 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated by reference to the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" of our definitive Proxy Statement for the 2014 Annual Meeting of Shareholders. Information regarding Audit Committee financial experts is incorporated by reference to the caption "Election of Directors" of our definitive Proxy Statement for the 2014 Annual Meeting of Shareholders.

Our executive officers serve for a term of one year from date of election to the next organizational meeting of the board of directors and until their respective successors are elected and qualified, except in the case of death, resignation or removal. Information concerning executive officers is contained in Part I of this report under the caption "Executive Officers of the Company."

We have adopted a code of ethics for all employees and directors, including the principal executive officer, other executive officers, principal finance officer and other finance personnel. A copy of the code of ethics is available free of charge on our Web site at http://www.nordson.com/governance. We intend to satisfy our disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to or waiver of a provision of our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K by posting such information on our Web site.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference to the captions "Directors Compensation for Fiscal Year 2013," "Summary Compensation for Fiscal Year 2013," "Grants of Plan-Based Awards for Fiscal Year 2013," "Option Exercises and Stock Vested for Fiscal Year 2013," "Pension Benefits for Fiscal Year 2013," "Nonqualified Deferred Compensation for Fiscal Year 2013" and "Potential Payments Upon Termination or Change of Control" in our definitive Proxy Statement for the 2014 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to the caption "Ownership of Nordson Common Shares" in our definitive Proxy Statement for the 2014 Annual Meeting of Shareholders.

Equity Compensation Table

The following table sets forth information regarding equity compensation plans in effect as of October 31, 2013:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first reporting column)
Equity compensation plans approved by security holders	1,749	$36.43	2,900
Equity compensation plans not approved by security holders	—	—	—
Total	1,749	$36.43	2,900

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to the caption "Review of Transactions with Related Persons" in our definitive Proxy Statement for the 2014 Annual Meeting of Shareholders.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated by reference to the caption "Fees Paid to Ernst and Young LLP" in our definitive Proxy Statement for the 2014 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statement Schedule

The following are filed as part of this report:

(a) 1. Financial Statements
The following financial statements are included in Part II, Item 8:

Consolidated Statements of Income for each of the three years in the period ending October 31, 2013

Consolidated Statements of Comprehensive Income for each of the three years in the period ending October 31, 2013

Consolidated Balance Sheets as of October 31, 2013 and October 31, 2012

Consolidated Statements of Shareholders' Equity for each of the three years in the period ending October 31, 2013

Consolidated Statements of Cash Flows for each of the three years in the period ending October 31, 2013

Notes to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm

(a) 2. Financial Statement Schedule
Schedule II Valuation and Qualifying Accounts and Reserves for each of the three years in the period ending October 31, 2013.

No other consolidated financial statement schedules are presented because the schedules are not required, because the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements, including the notes thereto.

(a) 3. Exhibits
The exhibits listed on the accompanying index to exhibits are filed as part of this Annual Report on Form 10-K.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDSON CORPORATION

Date: December 16, 2013

By: /s/ GREGORY A. THAXTON

Gregory A. Thaxton
Senior Vice President, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ MICHAEL F. HILTON Michael F. Hilton Director, President and Chief Executive Officer (Principal Executive Officer)	December 16, 2013
/s/ GREGORY A. THAXTON Gregory A. Thaxton Senior Vice President, Chief Financial Officer (Principal Financial Officer) (Principal Accounting Officer)	December 16, 2013
/s/ JOSEPH P. KEITHLEY Joseph P. Keithley Chairman of the Board	December 16, 2013
/s/ LEE C. BANKS Lee C. Banks Director	December 16, 2013
/s/ RANDOLPH W. CARSON Randolph W. Carson Director	December 16, 2013
/s/ ARTHUR L. GEORGE, JR. Arthur L. George, Jr. Director	December 16, 2013
/s/ FRANK M. JAEHNERT Frank M. Jaehnert Director	December 16, 2013

Signatures — *Continued*

/s/ MICHAEL J. MERRIMAN, JR. Michael J. Merriman, Jr. Director	December 16, 2013
/s/ MARY G. PUMA Mary G. Puma Director	December 16, 2013
/s/ VICTOR L. RICHEY, JR. Victor L. Richey, Jr. Director	December 16, 2013

Schedule II — Valuation and Qualifying Accounts and Reserves

	Balance at Beginning of Year	Assumed from Acquisitions	Charged to Expense	Deductions	Currency Effects	Balance at End of Year
Allowance for Doubtful Accounts						
2011	$ 3,353	22	977	1,047	6	$ 3,311
2012	$ 3,311	648	710	801	(92)	$ 3,776
2013	**$ 3,776**	**256**	**885**	**698**	**46**	**$ 4,265**
Inventory Obsolescence and Other Reserves						
2011	$16,802	8	3,982	4,850	108	$16,050
2012	$16,050	2,071	6,033	3,237	(412)	$20,505
2013	**$20,505**	**3,969**	**5,075**	**2,961**	**(9)**	**$26,579**

NORDSON CORPORATION

Index to Exhibits
(Item 15(a) (3))

Exhibit Number	Description
(3)	Articles of Incorporation and By-Laws
3-a	1989 Amended Articles of Incorporation (incorporated herein by reference to Exhibit 3-a to Registrant's Annual Report on Form 10-K for the year ended October 31, 2011)
3-a-1	Certificate of Amendment to 1989 Amended Articles of Incorporation (incorporated herein by reference to Exhibit 3-a-1 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2011)
3-b	1998 Amended Regulations (incorporated herein by reference to Exhibit 3-b to Registrant's Annual Report on Form 10-K for the year ended October 31, 2010)
(4)	Instruments Defining the Rights of Security Holders, including indentures
4-b	Note Purchase and Private Shelf Agreement for $150 million between Nordson Corporation and New York Life Investment Management LLC dated as of June 30, 2011 (incorporated herein by reference to Exhibit 4.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2011)
4-c	$500 million Credit Agreement dated December 9, 2011 between Nordson Corporation and various financial institutions (incorporated herein by reference to Exhibit 4.1 to Registrant's Form 8-K dated December 12, 2011)
4-d	Credit Agreement dated June 4, 2012 by and among Nordson Corporation, PNC Bank National Association and PNC Capital Markets LLC (incorporated herein by reference to Exhibit 4.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2012)
4-e	Master Note Purchase Agreement dated July 26, 2012 between Nordson Corporation and the purchasers listed therein (incorporated herein by reference to Exhibit 4.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2012)
4-f	Second Amendment to the Note Purchase and Private Shelf Agreement dated as of February 12, 2013 between Nordson Corporation and New York Life Investment Management LLC (incorporated herein by reference to Exhibit 4.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2013)
4-g	€100,000,000 Term Loan Facility Credit Agreement by and among Nordson Holdings S.a.r.l. & Co. KG as Borrower, Nordson Corporation as Parent Guarantor, the banks party hereto and The Bank of Tokyo-Mitsubishi UFJ, Ltd. as Administrative Agent, dated as of August 23, 2013
(10)	Material Contracts
10-a	Amended and Restated Nordson Corporation 2004 Management Incentive Compensation Plan*
10-b	Nordson Corporation Deferred Compensation Plan (incorporated herein by reference to Exhibit 10-b to Registrant's Annual Report on Form 10-K for the year ended October 31, 2012)*
10-b-1	Nordson Corporation 2005 Deferred Compensation Plan (incorporated herein by reference to Exhibit 10-b-1 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2010)*
10-b-2	Nordson Corporation 2005 Deferred Compensation Plan (as Amended and Restated Effective January 1, 2009) (incorporated herein by reference to Exhibit 10.01-a to Registrant's Form 8-K dated December 16, 2008)*
10-c	Resolution of Board of Directors Authorizing Execution of Indemnification Agreements*
10-d	Restated Nordson Corporation Excess Defined Contribution Retirement Plan Agreement (incorporated herein by reference to Exhibit 10-d to Registrant's Annual Report on Form 10-K for the year ended October 31, 2009) *

Index to Exhibits — *Continued*

Exhibit Number	Description
10-d-1	First Amendment to Nordson Corporation Excess Defined Contribution Retirement Plan (incorporated herein by reference to Exhibit 10-d-1 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2012)*
10-d-2	Nordson Corporation 2005 Excess Defined Contribution Benefit Plan (incorporated herein by reference to Exhibit 10-d-2 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2011)*
10-d-3	Nordson Corporation 2005 Excess Defined Contribution Retirement Plan (as Amended and Restated Effective January 1, 2009) (incorporated herein by reference to Exhibit 10.01-c to Registrant's Form 8-K dated December 16, 2008)*
10-e	Nordson Corporation Excess Defined Benefit Pension Plan (incorporated herein by reference to Exhibit 10-d to Registrant's Annual Report on Form 10-K for the year ended October 31, 2009)*
10-e-1	Second Amendment to Nordson Corporation Excess Defined Benefit Pension Plan (incorporated herein by reference to Exhibit 10-e-1 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2012)*
10-e-2	Nordson Corporation 2005 Excess Defined Benefit Pension Plan (incorporated herein by reference to Exhibit 10-e-2 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2010)*
10-e-3	Nordson Corporation 2005 Excess Defined Benefit Pension Plan (as Amended and Restated Effective January 1, 2009) (incorporated herein by reference to Exhibit 10.01-b to Registrant's Form 8-K dated December 16, 2008)*
10-g	Nordson Corporation 1993 Long-Term Performance Plan, as amended March 12, 1998 (incorporated herein by reference to Exhibit 10-g to Registrant's Annual Report on Form 10-K for the year ended October 31, 2008)*
10-g-1	Amended and Restated Nordson Corporation 2004 Long-Term Performance Plan*
10-g-2	Nordson Corporation 2012 Stock Incentive and Award Plan (incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K dated March 4, 2013)*
10-g-3	Nordson Corporation 2012 Stock Incentive and Award Plan, Form of Notice of Award (incorporated by reference to Exhibit 10.2 to Registrant's Form 8-K dated March 4, 2013)*
10-g-4	Nordson Corporation 2012 Stock Incentive and Award Plan, Form of Notice of Award (as amended November 25, 2013)*
10-g-5	Nordson Corporation 2012 Stock Incentive and Award Plan, Directors' Deferred Compensation Sub-Plan*
10-g-6	Nordson Corporation 2012 Stock Incentive and Award Plan, Directors' Deferred Compensation Sub-Plan, Form of Notice of Award*
10-h	Nordson Corporation Assurance Trust Agreement (incorporated herein by reference to Exhibit 10-h to Registrant's Annual Report on Form 10-K for the year ended October 31, 2010)*
10-h-1	Form of Change in Control Retention Agreement between the Registrant and Executive Officers (incorporated herein by reference to Exhibit 10.2 to Registrant's Form 8-K dated December 16, 2008)*
10-i	Compensation Committee Rules of the Nordson Corporation 2004 Long Term Performance Plan governing directors' deferred compensation (incorporated herein by reference to Exhibit 10-i to Registrant's Annual Report on Form 10-K for the year ended October 31, 2010)*
10-j	Compensation Committee Rules of the Nordson Corporation Amended and Restated Nordson Corporation 2004 Long Term Performance Plan governing directors' deferred compensation (incorporated herein by reference to Exhibit 10-j to Registrant's Annual Report on Form 10-K for the year ended October 31, 2010)*

Index to Exhibits — *(Continued)*

Exhibit Number	Description
10-m	Employment Agreement between Registrant and Michael F. Hilton (incorporated herein by reference to Exhibit 99.3 to Registrant's Form 8-K dated December 21, 2009)*
10-n	Employment Agreement (Change in Control Retention Agreement) between Registrant and Michael F. Hilton (incorporated herein by reference to Exhibit 99.4 to Registrant's Form 8-K dated December 21, 2009)*
10-o	Supplemental Retirement Agreement between the Registrant and Michael F. Hilton (incorporated herein by reference to Exhibit 10-o to Registrant's Annual Report on Form 10-K for the year ended October 31, 2010)*
10-p	Stock Purchase Agreement by and among VP Acquisition Holdings, Inc., the Stockholders of VP Acquisition Holdings, Inc., the Optionholders of VP Acquisition Holdings, Inc., American Capital, Ltd., as Securityholder Representative, and Nordson Corporation dated as of July 15, 2011 (incorporated herein by reference to Exhibit 4.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2011)
10-q	Stock Purchase Agreement Dated May 18, 2012 by and among Nordson Corporation and Bertram Growth Capital I, Bertram Growth Capital II, Bertram Growth Capital II-A, and EDI Holdings, Inc. (incorporated herein by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2012)
10-r	Agreement and Plan of Merger by and among Xaloy Superior Holdings, Inc., Nordson Corporation, Buckeye Merger Corp. and Sellers' Representative dated as of June 2, 2012 (incorporated herein by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2012)
10-s	Sale and Purchase Agreement dated July 16, 2013 relating to Kreyenborg and BKG between Mr. Jan-Udo Kreyenborg, Kreyenborg Verwaltungen und Beteiligungen GmbH & Co. KG, Kreyenborg Verwaltungs-GmbH and Nordson Corporation (incorporated herein by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2013)
(21)	Subsidiaries of the Registrant
(23)	Consent of Independent Registered Public Accounting Firm
31.1	Certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934 by the Chief Executive Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934 by the Chief Financial Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99-a	Form S-8 Undertakings (Nos. 33-18309 and 33-33481)
101	The following financial information from Nordson Corporation's Annual Report on Form 10-K for the year ended October 31, 2013, formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Income for the years ended October 31, 2013, 2012 and 2011, (ii) the Consolidated Statements of Comprehensive Income for the years ended October 31, 2013, 2012 and 2011 (iii) the Consolidated Balance Sheets at October 31, 2013 and 2012, (iv) the Consolidated Statements of Changes in Shareholders' Equity for the years ended October 31, 2013, 2012 and 2011, (v) the Consolidated Statements of Cash Flows for the years ended October 31, 2013, 2012 and 2011, and (vi) Notes to Consolidated Financial Statements.

*Indicates management contract or compensatory plan, contract or arrangement in which one or more directors and/or executive officers of Nordson Corporation may be participants.

Exhibit 21

NORDSON CORPORATION
Subsidiaries of the Registrant

The following table sets forth the subsidiaries of the Registrant (each of which is included in the Registrant's consolidated financial statements), and the jurisdiction under the laws of which each subsidiary was organized:

Name	Jurisdiction of Incorporation
UNITED STATES:	
Asymptotic Technologies, Inc. dba Nordson Asymtek	California
March Plasma Systems, Inc. dba Nordson March	California
Dage Precision Industries, Inc. dba Nordson Dage	California
YESTech, Inc. dba Nordson YESTech	California
Value Plastics, Inc	Colorado
Realty Land Conservancy 3	Colorado
VP Acquisition Holding, Inc.	Delaware
Xaloy Holdings, Inc.	Delaware
Nordson Xaloy Incorporated	Delaware
Xaloy Extrusion Dies L.L.C dba Nordson Xaloy Incorporated	Delaware
Nordson Extrusion Dies Industries. LLC	Delaware
Flametech Corporation	Delaware
New Castle Screw, Inc.	Delaware
Xaloy Superior Holdings, Inc.	Delaware
Nordson Kreyenborg, Inc.	Georgia
Nordson Kreyenborg America L.P.	Georgia
J and M Laboratories, Inc.	Georgia
Nordson Sealant Equipment, Inc.	Michigan
Micromedics, Inc	Minnesota
Nordson U.S. Trading Company	Ohio
Nordson England L.L.C.	Ohio
Nordson Medical Corporation	Ohio
Spirex Corporation dba Nordson Xaloy Incorporated	Ohio
Nordson Pacific, Inc.	Ohio
Nordson Atlantic LLC	Ohio
New Castle Industries, Inc. dba Nordson Xaloy Incorporated	Pennsylvania
Atlantic Grinding & Welding, Inc.	Pennsylvania
F.R. Gross Co., Inc.	Pennsylvania
Nordson EFD LLC.	Rhode Island
EFD International, Inc.	Rhode Island
New Castle Rolls, Inc.	Virginia
EDI Holdings, Inc.	Wisconsin
Nordson Extrusion Dies Industries, LLC	Wisconsin
Premier Dies Corporation dba Nordson EDI Premier Coating Division	Wisconsin
INTERNATIONAL:	
Nordson Australia Pty. Limited	Australia
Nordson Osterreich GmbH	Austria
Nordson Benelux S.A./N.V.	Belgium
Nordson EDI Europe NV	Belgium
Nordson do Brasil Industria e Comercio Ltda.	Brazil
Nordson Canada Limited	Canada
Nordson (China) Co., Ltd.	China
Dage Test Systems (Suzhou) Co. Ltd.	China

Name	Jurisdiction of Incorporation
INTERNATIONAL:	
Dage Trading (Suzhou) Co. Ltd.	China
Nordson Extrusion Dies Industries (Shanghai) Co. Ltd.	China
Nordson China Business Trust	China
Nordson Andina Limitada	Colombia
Nordson CS, spol.s.r.o.	Czech Republic
Nordson Danmark A/S	Denmark
Nordson Finland Oy	Finland
Nordson France S.A.S.	France
Dosage 2000 S.A.R.L	France
Nordson Deutschland GmbH	Germany
Nordson Engineering GmbH	Germany
Dage Deutschland GmbH	Germany
Nordson Holdings S.a.r.l. & Co. KG	Germany
Nordson Xaloy Europe GmbH	Germany
EDI GmbH	Germany
Nordson EDI GmbH & Co. K.G.	Germany
Extrusion Dies Management GmbH	Germany
Nordson Kreyenborg GmbH	Germany
Nordson BKG GmbH	Germany
Nordson Germania Ltd. & Co. KG	Germany
Nordson Holdings Gibraltar Limited Luxembourg SCS	Gibraltar
Nordson Investment (Gibraltar) Limited	Gibraltar
Nordson Holdings (Gibraltar) Limited	Gibraltar
Nordson Asia Pacific, Ltd.	Hong Kong
Value Plastics (Asia Pacific)	Hong Kong
Ligonia Limited	Hong Kong
Macaria Limited	Hong Kong
Nordson India Private Limited	India
Nordson Ireland Capital Company	Ireland
Nordson Italia S.p.A.	Italy
Nordson Xaloy Italia S.r.l.	Italy
Nordson K.K.	Japan
Nordson Asymtek K.K.	Japan
Dage Japan Co., Ltd.	Japan
Nordson Xaloy K.K	Japan
Nordson European Holdings Luxembourg S.a.r.l.	Luxembourg
Nordson S.a.r.l.	Luxembourg
Nordson Luxembourg S.a.r.l.	Luxembourg
Nordson (Malaysia) Sdn. Bhd.	Malaysia
Nordson de Mexico, S.A. de C.V.	Mexico
Nordson Benelux B.V.	The Netherlands
Nordson B.V.	The Netherlands
Nordson New Zealand	New Zealand
Nordson Norge A/S	Norway
Nordson Polska Sp.z.o.o.	Poland
Nordson Portugal Equipamento Industrial, Lda.	Portugal
Nordson Russia Limited Liability Company	Russia
Nordson S.E. Asia (Pte.) Ltd.	Singapore
Dage (SEASIA) Pte. Ltd	Singapore
Nordson SA	South Africa
Nordson Korea	South Korea

Name	Jurisdiction of Incorporation
INTERNATIONAL:	
Nordson Iberica, S.A.	Spain
Nordson AB	Sweden
Nordson (Schweiz) A.G.	Switzerland
Nordson Xaloy Asia (Thailand) Ltd.	Thailand
Nordson (U.K.) Limited	United Kingdom
Dage Holdings Limited	United Kingdom
Dage Pension Trustees Limited	United Kingdom
Dage Precision Industries Limited	United Kingdom
Nordson London Limited	United Kingdom
Primount LLP	United Kingdom
Majority Kingdom Investment Limited	United Kingdom
Minority Kingdom Investment Limited	United Kingdom
Nordson International de Venezuela, CA	Venezuela

Exhibit 23
NORDSON CORPORATION
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1. Registration Statement (Form S-8 No. 333-167406) pertaining to the Nordson Employees' Savings Trust Plan and Nordson Hourly-Rated Employees' Savings Trust Plan;
2. Registration Statement (Form S-8 No. 33-18309) pertaining to the Nordson Employees' Savings Trust Plan;
3. Registration Statement (Form S-8 No. 33-33481) pertaining to the Nordson Hourly-Rated Employees' Savings Trust Plan;
4. Registration Statement (Form S-8 No. 33-67780) pertaining to the Nordson Corporation 1993 Long-Term Performance Plan;
5. Registration Statement (Form S-8 No. 333-119399) pertaining to the Nordson Corporation 2004 Long-Term Performance Plan; and
6. Registration Statement (Form S-8 No. 333-188980) pertaining to the Nordson Corporation 2012 Stock Incentive and Award Plan

of our reports dated December 16, 2013, with respect to the consolidated financial statements and schedule of Nordson Corporation and the effectiveness of internal control over financial reporting of Nordson Corporation included in this Annual Report (Form 10-K) of Nordson Corporation for the year ended October 31, 2013.

Ernst + Young LLP

Cleveland, Ohio

December 16, 2013

Certifications

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13a-14(a)/15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael F. Hilton, certify that:

1. I have reviewed this Annual Report on Form 10-K of Nordson Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 16, 2013

/s/ MICHAEL F. HILTON

Michael F. Hilton
President and Chief Executive Officer

EXHIBIT 31.2
CERTIFICATION PURSUANT TO RULE 13a-14(a)/15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Gregory A. Thaxton, certify that:

1. I have reviewed this Annual Report on Form 10-K of Nordson Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 16, 2013

/s/ GREGORY A. THAXTON

Gregory A. Thaxton
Senior Vice President, Chief Financial Officer

EXHIBIT 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Nordson Corporation (the "Company") on Form 10-K for the year ended October 31, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael F. Hilton, president and chief executive officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

December 16, 2013

/s/ MICHAEL F. HILTON

Michael F. Hilton
President and Chief Executive Officer

EXHIBIT 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Nordson Corporation (the "Company") on Form 10-K for the year ended October 31, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gregory A. Thaxton, senior vice president, chief financial officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

December 16, 2013

/s/ GREGORY A. THAXTON

Gregory A. Thaxton
Senior Vice President, Chief Financial Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

EXECUTIVE OFFICERS



MICHAEL F. HILTON
President
and Chief Executive Officer



GREGORY A. THAXTON
Senior Vice President,
Chief Financial Officer



JOHN J. KEANE
Senior Vice President,
Advanced Technology Systems



PETER G. LAMBERT
Senior Vice President,
Polymer Processing Systems



GREGORY P. MERK
Senior Vice President,
Adhesive Dispensing Systems



DOUGLAS C. BLOOMFIELD
Vice President,
Industrial Coating Systems



JAMES E. DEVRIES
Vice President,
Global Continuous Improvement



SHELLY M. PEET
Vice President,
Human Resources



ROBERT E. VEILLETTE
Vice President,
General Counsel and Secretary

BOARD OF DIRECTORS

1: Audit Committee | 2: Compensation Committee | 3: Executive Committee | 4: Governance and Nominating Committee



Chairman
JOSEPH P. KEITHLEY
Retired Chairman, President and Chief Executive Officer,
Keithley Instruments, Inc.
Committees: 2, 3 Chair, 4



LEE C. BANKS
Vice President and Operating Officer,
Parker Hannifin Corporation
Committee: 2



RANDOLPH W. CARSON
Retired Executive Officer,
Eaton Corporation
Committees: 1, 4



ARTHUR L. GEORGE JR.
Senior Vice President,
Texas Instruments Inc.
Committee: 1



MICHAEL F. HILTON
President and Chief Executive Officer,
Nordson Corporation
Committee: 3



FRANK M. JAEHNERT
Retired President and
Chief Executive Officer,
Brady Corporation
Committee: 1



MICHAEL J. MERRIMAN JR.
Operating Advisor,
Resilience Capital Partners LLC
Committees: 1 Chair, 3



MARY G. PUMA
Chairman and Chief Executive Officer,
Axcelis Technologies, Inc.
Committees: 2 Chair, 3, 4



VICTOR L. RICHEY JR.
Chairman, President and
Chief Executive Officer,
ESCO Technologies, Inc.
Committees: 2, 4 Chair



WILLIAM L. ROBINSON
Distinguished Professor of Law,
University of the District of Columbia's
David A. Clarke School of Law

Nordson recognizes the contributions of Bill Robinson, who retired from the Board of Directors this year after 17 years of distinguished service. Throughout his service as a Director, Bill exemplified and consistently supported the core values of our founders, Walter G., Eric and Evan Nord: Integrity, Excellence, Passion for our Customers, Energy, and Respect for People. We wish him well.

Media and Investor Relations Contact: James R. Jaye | Director, Communications & Investor Relations | +1.440.414.5639 | jim.jaye@nordson.com

business profile

Adhesive Dispensing Systems



51%
OF FY13 SALES



	Packaging Systems	Nonwoven Systems	Product Assembly	Web Coating Systems	Polymer Processing Systems
Product Lines	Automated adhesive dispensing equipment used in paper based packaging for food, beverage, pharmaceutical and related industries.	Automated equipment for applying adhesives, lotions and liquids to disposable hygiene products.	Automated adhesive and sealant dispensing equipment for bonding or sealing plastic, metal and wood products, and for the paper and paperboard converting industries.	Laminating and coating systems used to manufacture continuous-roll goods in the textile, paper and nonwoven fabrics industries.	Precision components for plastic extrusion, injection molding, recycling and compounding processes in a wide range of applications.
Key Applications & Markets	• Beverage straw and spout attachment • Convenience food packaging • Corrugated box sealing • Case and sift-proof sealing • Container and bottle labeling • Pallet stabilization • Tamper evident closure	• Adult incontinence products • Baby diapers and child training pants • Medical products, surgical drapes and gowns • Feminine hygiene products • Tissues and towels	• Appliances • Building and construction • Electronics • Furniture • Solar energy • Vehicle components • Windows and doors • Bags, sacks, envelopes, folding cartons • Bookbinding	• Carpet • Films • Foil • Labels • Nonwoven fabrics • Tapes • Textiles	• Building products • Consumer goods • Flexible packaging • Medical • Transportation and aerospace • Plastic compounding and recycling
Growth Drivers	• Increased consumption of packaged foods and convenience items in emerging markets. • Technology upgrades that deliver improved performance in production lines. • Emergence of new OEMs in emerging markets.	• Baby diaper/feminine hygiene product penetration at early stages in emerging markets. • Technology upgrades to deliver improved performance in production lines. • Emergence of new OEMs in emerging markets.	• Replacement of mechanical fasteners with adhesives. • Growth in structural PUR reactive hot melts for stronger bonds and greater efficiency. • Building and construction.	• Increased consumption of convenience items in emerging markets. • Building and construction.	• Rapid growth of flexible packaging. • Increased use of lightweight, durable plastics in electronics, medical devices, and vehicles. • Building and construction.

Advanced Technology Systems



34%
OF FY13 SALES



	Nordson ASYMTEK	Nordson EFD	Nordson MARCH	Nordson DAGE	Nordson YESTECH	Nordson MICROMEDICS	Value Plastics
Product Lines	Automated dispensing systems for high-speed, accurate application of a broad range of attachment, protection and coating fluids.	Precision manual and automated dispensers and disposable components for applying controlled amounts of adhesives, sealants, lubricants and other assembly fluids.	Automated gas plasma treatment systems used to clean and condition surfaces for the semiconductor, medical and printed circuit board industries.	Bond testing and x-ray inspection systems for yield enhancement in electronic assembly industries.	Automated optical inspection systems for yield enhancement in electronic assembly industries.	Single and dual syringe applicators with interchangeable tips for the precise application of biomaterials in surgical procedures.	Precision engineered, plastic molded, single-use fluid connection components used in critical flow control applications.
Key Applications & Markets	• Mobile phones, tablets, flat panel displays, LEDs and electronic components • Medical devices • PCs, netbooks and notebooks • Printed circuit boards and semiconductor packaging • Energy	• Consumer goods • Electronics • Food and beverage • Industrial assembly • Life sciences • Photo-voltaics and solar energy • Transportation	• Electronics • Hard disk drives • Printed circuit boards • Semiconductors • Medical instruments • Wafer level packaging	• Printed circuit board assemblies • Advanced semiconductor packaging • LEDs • Research	• Printed circuit board assemblies • Advanced semiconductor packaging • LEDs	• Wound healing • Bleeding control • Bone grafts • Aesthetic devices • Related medical procedures	• Anesthesia • Cardiovascular surgery • Ophthalmic surgery • Blood management • Industrial pneumatic control systems • Water treat-ment • Analytical instrumentation
Growth Drivers	• Proliferation of mobile devices. • Smaller devices with complex chip architectures. • Conversion of wire bonded chips to flip chips. • Expansion of electronics in consumer and industrial devices. • MEMS devices.	• Expansion of electronics in consumer and industrial devices. • Replacement of mechanical fasteners with adhesives and assembly fluids. • Growth and sophistication of medical devices driven by new procedures. • Expansion of solar energy. • LED emergence into general lighting.	• Flexible substrates. • Higher density interconnects. • Plasma deposited coatings.	• Complex chip architectures where x-ray inspection is only solution. • Proliferation of mobile devices. • Expansion of electronics in consumer and industrial devices. • Greater need for product quality and integrity. • LED emergence into general lighting.	• Proliferation of mobile devices. • Expansion of electronics in consumer and industrial devices. • Greater need for product quality and integrity.	• New biomaterials. • New surgical procedures and treatments. • Aging populations. • Trend to disposable products for sanitary reasons. • Pace of product innovation in medical space. • Improving health care in emerging markets. • Geographic expansion.	• Aging populations. • Trend to disposable products for sanitary reasons. • Pace of product innovation. • Improving health care in emerging markets. • New surgical procedures and treatments. • Penetration of industrial applications. • Geographic expansion.

Industrial Coating Systems



15%
OF FY13 SALES



	Powder Coating Systems	Container Coating Systems	Liquid Finishing Systems	Cold Material Systems	UV Curing Systems
Product Lines	Automated and manual dispensing systems used to apply powder paints and coatings to a variety of metal, plastic and wood products.	Automated and manual dispensing and curing systems used to treat and cure food and beverage containers.	Automated and manual dispensing systems used to apply liquid paints and coatings to consumer and industrial products.	Products and systems for dispensing single and multiple component adhesive and sealant materials in general industrial and transportation applications.	Ultraviolet equipment used in curing and drying operations for coatings, paints and other materials.
Key Applications & Markets	• Agriculture, construction, lawn and garden equipment • Appliances • General metal • Home and office furniture, wood and metal shelving • Pipe coating • Vehicle components	• Can marking and identification • Can neck lubrication • Compound can end lining • Inside container coating • Metal tubes • Score repair	• Automotive components and wheels • Construction • Decorative hardware • General metal finishing • Glass bottle coating • Metal drums • Wood doors, cabinets and molding	• Aerospace • Alternative energy • Appliances • Automotive • Composites • Construction • Electronics • Medical	• Electronics • Plastic containers • Plastic film • Semiconductor equipment • Wood and medium density fiberboard
Growth Drivers	• Environmental advantages of powder coatings. • Productivity investments and lean manufacturing. • Consumer demand for customized products. • Growing oil and gas production. • Growth of agriculture related equipment.	• Can innovations. • Technology innovations. • Emerging applications in glass, plastic and aerosol containers. • Productivity investments and lean manufacturing.	• Building and construction. • Consumer demand for customized products. • Productivity investments and lean manufacturing.	• Replacement of mechanical fasteners with adhesives. • Increased bonding of dissimilar materials. • Continued penetration of emerging markets. • Productivity investments and lean manufacturing.	• Expansion of electronics in consumer and industrial devices and innovations in semi-conductors. • Opportunities in plastic decorating and related applications. • Productivity investments and lean manufacturing.



This report was bound using Nordson adhesive dispensing equipment.

GLOBAL OPERATIONS

Major manufacturing locations italicized

USA

California
Carlsbad
Concord

Colorado
Ft. Collins

Georgia
Duluth
Roswell
Swainsboro

Michigan
Plymouth

Minnesota
Eagan

New Jersey
Robbinsville

North Carolina
Hickory

Ohio
Amherst
Westlake (HQ)
Youngstown

Pennsylvania
New Castle

Rhode Island
East Providence

Virginia
Pulaski

Wisconsin
Chippewa Falls

Americas

Brazil
São Paulo

Canada
Toronto

Colombia
Envigado

Mexico
Guadalajara
Mexico City
Monterrey
Queretaro

Europe/Africa

Austria
Vienna

Belgium
Temse

Czech Republic
Brno
Prague

Denmark
Copenhagen

Finland
Helsinki

France
Bugival
Lagny Sur Marne

Germany
Erkrath
Kirchheim unter Teck
Lüneburg
Münster
Neckarsulm
Pforzheim
Wehnrath

Italy
Segrate

Netherlands
Maastricht

Norway
Rud

Poland
Warsaw

Portugal
Nogueira da Mala
Porto

Russia
Moscow
St. Petersburg

South Africa
Cape Town
Durban
Johannesburg

Spain
Valencia

Sweden
Malmö

Switzerland
Münchenstein

United Kingdom
Aylesbury
Colchester
Dunstable
Milton Keynes
Stockport

Asia Pacific

Australia
Brisbane
Melbourne
Perth
Sydney

China
Beijing
Dongguan
Guangzhou
Shanghai
Suzhou

Hong Kong

India
Bangalore
Chennai
New Delhi
Pune

Malaysia
Kuala Lumpur
Penang
Pulau Pinang
Selangor

New Zealand
Auckland
Christchurch
Wellington

Singapore

South Korea
Seongnam City

Thailand
Chonburi

Japan
Chiba
Hiroshima
Kyushu
Nagoya
North-Kanto
Osaka
Shizuoka
Takamatsu
Tohoku
Tokyo

Nordson Corporation
28601 Clemens Road
Westlake, Ohio 44145-4551 USA

+1.440.892.1580
www.nordson.com
Nasdaq: NDSN

Twitter: @Nordson_Corp
Facebook.com/Nordson

Nordson